3/11

09045568

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME PTT Exploration & Production Public Co Ltd

*CURRENT ADDRESS

PROCESSED

MAR 1 2 2009

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03827 FISCAL YEAR 12-31-08

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/11/09

082-03827

ARIS
12-31-08

AUDITOR'S REPORT AND FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has audited the accompanying consolidated and the Company balance sheets as at December 31, 2008 and 2007, the related consolidated and the Company statements of income, changes in shareholders' equity, and cash flows for the years then ended of PTT Exploration & Production Public Company Limited and subsidiaries. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to express an opinion on these financial statements based on the audits and other auditors' reports. The financial statements of the joint venture projects which are jointly invested between the Company and other companies, and between the subsidiaries or associates and other companies were audited by other auditors. The Office of the Auditor General of Thailand received the other auditors' reports and used them as a basis in auditing and expressing an opinion on the consolidated and the Company financial statements. Assets, liabilities and expenses of the joint venture projects included in the consolidated financial statements for the year 2008 constitute 56.39%, 9.43% and 31.74% and for the year 2007 constitute 55.24%, 16.98% and 26.64% respectively, and included in the Company financial statements for the year 2008 constitute 39.85%, 5.54% and 30.37% and for the year 2007 constitute 47.87%, 14.58% and 25.33% respectively.

The Office of the Auditor General of Thailand conducted the audits in accordance with generally accepted auditing standards. Those standards require that the Office of the Auditor General of Thailand to plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The Office of the Auditor General of Thailand believes that the audits together with other auditors' reports as above-mentioned provide a reasonable basis for the opinion.

In the opinion of the Office of the Auditor General of Thailand, based on the audits and other auditors' reports, the consolidated and the Company financial statements referred to above are presented fairly, in all material respects, the consolidated and the Company financial position as at December 31, 2008 and 2007, and the consolidated and the Company cash flows for the years then ended of PTT Exploration & Production Public Company Limited and subsidiaries in accordance with generally accepted accounting principles.

(Signed) *Jaruvan Maintaka*
(Khunying Jaruvan Maintaka)
Auditor General

(Signed) *Poungchomnad Jariyajinda*
(Poungchomnad Jariyajinda)
Director of Audit Office

สำนักงานการตรวจเงินแผ่นดิน
Office of the Auditor General
February 17, 2009

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2008 AND 2007

Unit : Baht

		Consolidated		The Company	
	Notes	2008	2007	2008	2007
Assets					
Current Assets					
Cash and cash equivalents	7	43,994,689,588	24,012,741,011	26,132,472,261	13,504,898,492
Receivable-parent company	8	9,939,682,052	10,480,295,479	6,701,904,214	6,905,975,193
Trade receivables	9	1,586,942,852	2,206,716,338	18,836,825	26,257,207
Inventories		320,367,591	360,987,508	28,622,046	74,242,369
Materials and supplies-net	10	6,414,793,357	4,222,009,747	2,549,691,646	2,038,862,684
Other current assets					
Working capital from co-venturers		905,606,084	363,143,598	17,569,650	12,594,021
Other receivables		1,740,176,616	1,443,150,816	1,456,475,444	870,469,671
Accrued interest receivables		42,291,574	6,700,806	108,721,799	101,596,527
Other current assets		2,007,482,012	1,159,087,063	364,128,102	307,128,614
Total Current Assets		66,952,031,726	44,254,832,366	37,378,421,987	23,842,024,778
Non-Current Assets					
Investments in subsidiaries, associates and jointly controlled entities	12.2	384,336,645	396,738,818	24,149,401,729	24,149,401,729
Long-term loans to related parties	11.2	1,835,000,000	600,000,000	26,939,292,192	15,114,764,161
Property, plant and equipment-net	13, 14	167,326,087,378	143,004,876,152	80,986,067,642	70,963,263,516
Intangible assets		418,343,856	350,592,235	344,559,759	330,924,687
Deferred income tax assets	15.2	6,995,813	-	-	-
Other non-current assets					
Prepaid expenses	16	194,730,206	234,119,237	-	-
Deferred remuneration under agreement	17	1,038,466,889	1,084,320,000	1,038,466,889	1,084,320,000
Other non-current assets	14, 18	111,369,475	113,658,112	36,348,894	40,691,043
Total Non-Current Assets		171,315,330,262	145,784,304,554	133,494,137,105	111,683,365,136
Total Assets		238,267,361,988	190,039,136,920	170,872,559,092	135,525,389,914

Notes to financial statements are an integral part of these financial statements.

(Signed) Anon Sirisaengtaksin
(Anon Sirisaengtaksin)
Chief Executive Officer

(Signed) Sermsak Satchawannakul
(Sermsak Satchawannakul)
Manager, Finance

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT DECEMBER 31, 2008 AND 2007

Unit : Baht

	Notes	Consolidated 2008	Consolidated 2007	The Company 2008	The Company 2007
Liabilities and Shareholders' Equity					
Current Liabilities					
Accounts payable		2,245,413,374	1,682,890,316	172,045,983	138,901,801
Bills of exchange	19	2,985,956,821	-	2,985,956,821	-
Working capital to co-venturers		983,840,136	1,420,938,719	324,508,233	606,659,852
Accrued expenses		15,960,297,268	13,340,730,803	8,821,069,916	7,714,449,561
Accrued interest payable		109,834,658	110,722,014	109,834,658	110,722,014
Income tax payable		26,048,878,498	16,320,076,123	18,125,660,794	11,490,847,658
Other current liabilities		1,115,673,137	1,581,243,855	802,104,389	767,108,884
Total Current Liabilities		49,449,893,892	34,456,601,830	31,341,180,794	20,828,689,770
Non-Current Liabilities					
Bonds	20	18,500,000,000	18,500,000,000	18,500,000,000	18,500,000,000
Deferred income tax liabilities	15.2	15,232,222,334	14,509,606,684	11,669,519,859	10,420,464,292
Other non-current liabilities					
Deferred income	21	2,534,432,248	3,059,663,262	-	-
Remuneration under agreement	17	1,122,636,800	1,084,320,000	1,122,636,800	1,084,320,000
Provision for employee benefits	22	763,353,205	379,359,602	730,969,366	372,339,250
Provision for decommissioning costs	23	16,309,665,236	10,990,904,837	10,142,130,637	6,903,101,473
Other non-current liabilities		251,332,653	271,857,973	251,332,653	271,857,973
Total Non-Current Liabilities		54,713,642,476	48,795,712,358	42,416,589,315	37,552,082,988
Total Liabilities		104,163,536,368	83,252,314,188	73,757,770,109	58,380,772,758
Shareholders' Equity					
Share capital	24				
Registered capital					
3,322,000,000 ordinary shares of Baht 1 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and paid-up capital					
3,307,084,400 ordinary shares of Baht 1 each		3,307,084,400	-	3,307,084,400	-
3,297,420,300 ordinary shares of Baht 1 each		-	3,297,420,300	-	3,297,420,300
Share premium		13,423,109,280	12,859,030,620	13,423,109,280	12,859,030,620
Currency translation differences		(2,281,147,979)	(2,315,109,076)	-	-
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated		102,422,579,919	75,713,280,888	63,152,395,303	43,755,966,236
Total Shareholders' Equity		134,103,825,620	106,786,822,732	97,114,788,983	77,144,617,156
Total Liabilities and Shareholders' Equity		238,267,361,988	190,039,136,920	170,872,559,092	135,525,389,914

Notes to financial statements are an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unit : Baht

	Notes	Consolidated		The Company	
		2008	2007	2008	2007
Revenues					
Sales		132,620,657,176	90,763,839,894	78,889,220,818	49,629,516,196
Revenue from pipeline transportation		4,131,144,739	3,295,046,779	-	-
Other revenues					
Gain on foreign exchange	25	117,995,132	915,589,977	-	698,469,436
Interest income		942,229,325	810,016,595	1,352,956,003	1,075,254,301
Other revenues	26	2,195,116,629	988,530,677	2,121,703,916	863,766,084
Dividend received from related parties		-	-	4,454,521,150	-
Total Revenues		140,007,143,001	96,773,023,922	86,818,401,887	52,267,006,017
Expenses					
Operating expenses		10,528,529,760	7,803,174,864	6,171,757,769	3,472,252,790
Exploration expenses		8,273,388,955	3,542,833,456	326,741,483	69,142,554
Selling, general and administrative expenses		4,617,716,484	3,333,182,967	2,492,329,695	1,534,446,641
Petroleum royalties and remuneration	27	17,328,157,956	12,529,163,938	9,973,538,159	6,203,689,526
Depreciation, depletion and amortization		23,290,105,559	16,365,064,534	12,884,329,870	6,582,314,852
Other expenses					
Loss on foreign exchange	25	-	-	177,503,361	-
Derivative loss on hedging		904,488,124	857,514,912	-	-
Director's remuneration		45,335,561	36,312,812	45,335,561	36,312,812
Loss from equity affiliates		12,402,173	21,965,559	-	-
Total Expenses		65,000,124,572	44,489,213,042	32,071,535,898	17,898,159,175
Income before interest and income taxes		75,007,018,429	52,283,810,880	54,746,865,989	34,368,846,842
Interest expenses		829,953,222	882,727,701	829,953,222	944,787,519
Income taxes	15.1	32,502,229,315	22,945,693,635	19,554,946,839	13,669,089,556
Net income		41,674,835,892	28,455,389,544	34,361,965,928	19,754,969,767
Earnings per share	28				
Basic earnings per share		12.62	8.65	10.41	6.00
Diluted earnings per share		12.60	8.63	10.39	5.99

Notes to financial statements are an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up		11,418,300	551,442,180	-	-	-	-	562,860,480
Currency translation differences		-	-	(519,732,080)	-	-	-	(519,732,080)
Net income		-	-	-	-	-	28,455,389,544	28,455,389,544
Dividend paid		-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at December 31, 2007		3,297,420,300	12,859,030,620	(2,315,109,076)	332,200,000	16,900,000,000	75,713,280,888	106,786,822,732
Share capital issued and paid-up		9,664,100	564,078,660	-	-	-	-	573,742,760
Currency translation differences		-	-	33,961,097	-	-	-	33,961,097
Net income		-	-	-	-	-	41,674,835,892	41,674,835,892
Dividend paid	31	-	-	-	-	-	(14,965,536,861)	(14,965,536,861)
Balance - as at December 31, 2008		3,307,084,400	13,423,109,280	(2,281,147,979)	332,200,000	16,900,000,000	102,422,579,919	134,103,825,620

Notes to financial statements are an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unit : Baht

	Note	Share capital issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006		3,286,002,000	12,307,588,440	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up		11,418,300	551,442,180	-	-	-	562,860,480
Net income		-	-	-	-	19,754,969,767	19,754,969,767
Dividend paid		-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at December 31, 2007		3,297,420,300	12,859,030,620	332,200,000	16,900,000,000	43,755,966,236	77,144,617,156
Share capital issued and paid-up		9,664,100	564,078,660	-	-	-	573,742,760
Net income		-	-	-	-	34,361,965,928	34,361,965,928
Dividend paid	31	-	-	-	-	(14,965,536,861)	(14,965,536,861)
Balance - as at December 31, 2008		3,307,084,400	13,423,109,280	332,200,000	16,900,000,000	63,152,395,303	97,114,788,983

Notes to financial statements are an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Cash flows from operating activities				
Net income	41,674,835,892	28,455,389,544	34,361,965,928	19,754,969,767
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Loss from equity affiliates	12,402,173	21,965,559	-	-
Depreciation, depletion and amortization	23,290,105,559	16,365,064,534	12,884,329,870	6,582,314,852
Amortization of prepaid expenses	86,723,194	241,505,394	45,853,111	168,795,679
Exploration expenses	6,306,832,353	1,959,864,161	49,138,679	12,826,631
(Gain) loss on disposal of assets	3,944,973	11,650,261	(3,779,913)	(21,711,346)
Income recognized from deferred income	(531,164,451)	(951,082,048)	-	-
Dividend received from related parties	-	-	(4,454,521,150)	-
Provision on oil price hedging loss	-	479,854,668	-	-
Provision for employee benefits	383,993,603	79,728,770	358,630,116	77,101,731
(Gain) loss on foreign exchange	404,138,149	(1,179,352,086)	192,248,923	(895,413,690)
Interest income (greater) less than interest expenses	(112,276,103)	72,711,106	(523,002,781)	(130,466,782)
Income tax	32,502,229,315	22,945,693,635	19,554,946,839	13,669,089,556
	104,021,764,657	68,502,993,498	62,465,809,622	39,217,506,398
Changes in assets and liabilities				
(Increase) decrease in trade receivables	645,111,436	(697,120,130)	7,420,382	32,434,676
(Increase) decrease in receivable - parent company	532,109,874	(2,252,116,594)	204,070,978	(1,719,623,976)
(Increase) decrease in inventories	269,744,507	(29,647,943)	66,301,919	(52,718,899)
(Increase) decrease in materials and supplies-net	(2,132,213,265)	(288,490,757)	(510,880,514)	118,710,947
(Increase) decrease in working capital from co-venturers	(542,588,984)	16,901,618	21,464,771	41,013,483
Increase in other receivables	(303,559,427)	(282,012,179)	(585,698,470)	(82,527,330)
(Increase) decrease in other current assets	187,690,039	(123,872,629)	(102,810,538)	(54,184,683)
Increase in prepaid expenses	(1,481,053)	-	-	-
(Increase) decrease in other non-current assets	401,140	(8,717,906)	(38,306)	(9,366,189)
(Decrease) increase in accounts payables	457,912,159	875,556,234	32,952,307	(87,203,439)
(Decrease) increase in working capital to co-venturers	(463,259,008)	996,770,989	(310,757,099)	627,618,425

Notes to financial statements are an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Changes in assets and liabilities (continued)				
Increase in accrued expenses	2,472,569,488	334,567,111	1,057,516,487	838,312,520
(Decrease) increase in other current liabilities	(433,156,055)	(374,198,853)	52,229,239	75,054,420
Decrease in deferred income	(64,070)	(56,201)	-	-
Increase in other non-current liabilities	8,235,036	26,580,732	8,235,036	34,009,769
Loss from translation adjustment	(121,795,791)	(255,073,853)	-	-
Interest received from bank deposits	823,534,151	831,701,610	461,221,432	394,529,353
Taxation paid	(23,156,096,469)	(21,201,151,877)	(11,623,794,094)	(12,100,627,413)
	(21,756,906,292)	(22,430,380,628)	(11,222,566,470)	(11,944,568,336)
Net cash provided by operating activities	82,264,858,365	46,072,612,870	51,243,243,152	27,272,938,062
Cash flows from investing activities				
Net lending of loans to related parties	(1,235,000,000)	(600,000,000)	(11,803,085,718)	(2,175,276,586)
Dividend received from related parties	-	-	4,454,521,150	-
Interest received from loans	82,624,440	20,322,052	884,692,404	666,174,470
Increase in property, plant and equipment	(48,983,884,767)	(39,051,654,437)	(19,914,774,583)	(16,197,331,098)
Increase in intangible assets	(140,377,695)	(56,887,638)	(72,227,586)	(48,089,377)
Net cash used in investing activities	(50,276,638,022)	(39,688,220,023)	(26,450,874,333)	(17,754,522,591)
Cash flows from financing activities				
Proceeds from issuance of bills of exchange	2,905,842,370	-	2,905,842,370	-
Redemption of bonds	-	(6,629,078,256)	-	(6,629,078,256)
Proceeds from bond	-	16,383,819,952	-	16,383,819,952
Bond issuance expense	-	(18,881,272)	-	(18,881,272)
Net borrowings of loans from related party	-	-	-	(2,216,296,190)
Interest paid	(750,726,127)	(951,283,578)	(750,726,127)	(1,016,276,040)
Proceeds from common stock	573,742,760	562,860,480	573,742,760	562,860,480
Dividend paid	(14,963,994,605)	(10,235,419,497)	(14,963,994,605)	(10,235,419,497)
Net cash used in financing activities	(12,235,135,602)	(887,982,171)	(12,235,135,602)	(3,169,270,823)
Net increase in cash and cash equivalents	19,753,084,741	5,496,410,676	12,557,233,217	6,349,144,648
Cash and cash equivalents at the beginning of the year	24,012,741,011	18,520,906,222	13,504,898,492	7,152,100,391
	43,765,825,752	24,017,316,898	26,062,131,709	13,501,245,039
Effect of exchange rate changes on cash and cash equivalents	228,863,836	(4,575,887)	70,340,552	3,653,453
Cash and cash equivalents at the end of the year	43,994,689,588	24,012,741,011	26,132,472,261	13,504,898,492

Notes to financial statements are an integral part of these financial statements.

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(UNIT: MILLION BAHT, EXCEPT AS NOTED)

1. General Information

PTT Exploration and Production Public Company Limited (the Company) is registered as a company in Thailand and listed on the Stock Exchange of Thailand. The address of its registered office is 555 PTTEP Office Building Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900.

The principal business operations of the Company, subsidiaries, and associates (the Group) are exploration and production of petroleum in Thailand and overseas, foreign gas pipeline transportation, and investment in projects strategically connected to energy business.

As at December 31, 2008, the Group has operations in 14 countries and investments in exploration and production projects with the percentage of interests as follows:

Project	Country	Operator	Company's percentage of interest	
			2008	2007
PTT Exploration and Production Public Company Limited				
Bongkot	Thailand	PTT Exploration and Production Plc.	44.4445	44.4445
Arthit	Thailand	PTT Exploration and Production Plc.	80	80
Pailin	Thailand	Chevron Thailand Exploration and Production, Ltd.	45	45
Sinphuhorm (E5 North)	Thailand	Hess (Thailand) Ltd.	20	20
Rommana	Egypt	Sipetrol International S.A.	-	30
Sidi Abd El Rahman Offshore	Egypt	Edison International SPA	-	30
S1	Thailand	PTTEP Siam Limited	25	25
Unocal III	Thailand	Chevron Thailand Exploration and Production, Ltd.	5	5
E5	Thailand	ExxonMobil Exploration and Production Khorat Inc.	20	20
Bahrain 2	Bahrain	PTTEP Bahrain Company Limited	-	100

Project	Country	Operator	Company's percentage of interest	
			2008	2007
PTTEP International Limited (PTTEPI)				
Bongkot (B13/38)	Thailand	PTTEP International Limited	-	44.4445
Yadana	Myanmar	Total E&P Myanmar	25.50	25.50
Yetagun	Myanmar	Petronas Carigali Myanmar (Hong Kong) Ltd.	19.3178	19.3178
PTTEP 1	Thailand	PTTEP International Limited	100	100
G4/43	Thailand	Chevron Offshore (Thailand) Ltd.	21.375	21.375
G9/43	Thailand-Cambodia	PTTEP International Limited	100	100
L22/43	Thailand	PTTEP International Limited	100	100
Cambodia B	Cambodia	PTTEP International Limited	33.333334	33.333334
Myanmar M9 & M11	Myanmar	PTTEP International Limited	100	100
Myanmar M3, M4 & M7	Myanmar	PTTEP International Limited	100	100
MTJDA -B17	Thailand - Malaysia	Carigali-PTTEPI Operating Company Sendirian Berhad	50	50
PTTEP Offshore Investment Company Limited (PTTEPO)				
B8/32 & 9A[1]	Thailand	Chevron Offshore (Thailand) Ltd.	25.0010	25.0010
New Zealand Great South	New Zealand	OMV New Zealand Limited	36	36
PTTEP Southwest Vietnam Company Limited (PTTEP SV)				
Vietnam 52/97	Vietnam	Chevron Vietnam (Block 52), Ltd.	7	7
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)				
Vietnam B & 48/95	Vietnam	Chevron Vietnam (Block B), Ltd.	8.5	8.5
PTTEP Hoang-Long Company Limited (PTTEP HL)				
Vietnam 16-1	Vietnam	Hoang Long Joint Operating Company	28.5	28.5
PTTEP Hoan-Vu Company Limited (PTTEP HV)				
Vietnam 9-2	Vietnam	Hoan-Vu Joint Operating Company	25	25
PTTEP Oman Company Limited (PTTEP OM)				
Oman 44	Oman	PTTEP Oman Company Limited	100	100
Oman 58	Oman	PTTEP Oman Company Limited	100	100
PTTEP Algeria Company Limited (PTTEP AG)				
Algeria 433a & 416b	Algeria	PetroVietnam Exploration Production Corporation	35	35

Project	Country	Operator	Company's percentage of interest	
			2008	2007
PTTEP (THAILAND) LIMITED (PTTEPT)				
Bongkot (G 12/48)	Thailand	PTTEP (THAILAND) LIMITED	44.4445	44.4445
Arthit (G 9/48)	Thailand	PTTEP (THAILAND) LIMITED	84	84
L 53/43 & L 54/43	Thailand	PTTEP (THAILAND) LIMITED	100	100
PTTEP Siam Limited (PTTEPS)				
Sinphuhorm (EU-1)	Thailand	Hess (Thailand) Ltd.	20	20
Nang Nuan [2]	Thailand	PTTEP Siam Limited	100	100
S1	Thailand	PTTEP Siam Limited	75	75
L 21, 28 & 29/48 [3]	Thailand	PTTEP Siam Limited	70	100
A 4, 5 & 6/48	Thailand	PTTEP Siam Limited	100	100
PTTEP Iran Company Limited (PTTEP IR)				
Iran Saveh	Iran	PTTEP Iran Company Limited	100	100
PTTEP Merangin Company Limited (PTTEPM)				
Indonesia Merangin-1	Indonesia	PT Medco E&P Merangin	40	40
PTTEP Bengara I Company Limited (PTTEPB)				
Indonesia Bengara-1	Indonesia	PT Medco E&P Bengara	40	40
PTTEP Thai Projects Company Limited (PTTEP TP)				
Unocal III (G 6/50)	Thailand	Chevron Petroleum Thailand Ltd.	5	5
Pailin (G 7/50)	Thailand	Chevron Petroleum Thailand Ltd.	45	45
Arthit (G 8/50)	Thailand	PTTEP Thai Projects Company Limited	80	80
PTTEP Australia Offshore Pty Limited (PTTEP AO)				
Australia AC/P 36	Australia	Murphy Australia Oil Pty Ltd.	20	20
Australia WA 423	Australia	Murphy Australia Oil Pty Ltd.	30	-
PTTEP Bangladesh Limited (PTTEP BD)				
Bangladesh 17 & 18	People's Republic of Bangladesh	Total E&P Bangladesh	30	30
PTTEP Bahrain Company Limited. (PTTEP BH)				
Bahrain 2	Bahrain	PTTEP Bahrain Company Limited.	100	-
PTTEP Rommana Company Limited (PTTEPR)				
Rommana	Egypt	Sipetrol International S.A.	30	-

Project	Country	Operator	Company's percentage of interest	
			2008	2007
PTTEP Sidi Abd El Rahman Company Limited (PTTEPSAER)[1]				
Sidi Abd El Rahman Offshore	Egypt	Edison International SPA	30	-
PTTEP Semai II Limited (PTTEP SM)				
Indonesia Semai II	Indonesia	Murphy Semai Oil Co., Ltd	33.33	-

[1] PTTEPO has shareholding in Orange Energy Limited and B 8/32 Partners Limited, which hold project's concessions.

[2] In November 2007, PTTEPS has entered the Farmout Agreement to transfer 40% interest in Nang Nuan Project to Nippon Oil Exploration Limited (NOEX) which will be effective after receiving approval from the Thai Government.

[3] The sale of 30% interest to Resourceful Petroleum (Thailand) Ltd. (RPL) was approved by the Thai Government on January 24, 2008.

2. Basis of Preparation

The Company and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Thailand under the Accounting Act B.E. 2543 and the interpretations and accounting guidance announced by the Federation of Accounting Professions, as well as the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act. B.E. 2535.

The Group has adopted the International Accounting Standards (IAS) No. 12 "Income Taxes" and IAS No. 19 "Employee Benefits" which have not yet been addressed by the Thai Accounting Standards.

Where the Company has entered into joint interest operations with other parties to participate in exploration, development and production of petroleum businesses, the Company records its share of expenses, assets and liabilities incurred in accordance with the Statement of Expenditures prepared by the operator of the concession or the Petroleum Sharing Contract. This Statement of Expenditure has been audited by another independent auditor on an annual basis and by the joint venture committee on a regular basis.

The Company and the consolidated financial statements, including the valuation of all financial items, have been prepared under the historical cost convention except as disclosed in the accounting policies below.

3. Adoption of New and Revised Accounting Standards

3.1 In 2007, the Federation of Accounting Professions issued the Notification to adopt the new and revised Thai Accounting Standards as the replacement of the amended ones. These standards have been published in the Royal Gazette and are as follows:

Thai Accounting Standard No. 25 (Revised in 2007)	"Cash Flow Statements"
Thai Accounting Standard No. 29 (Revised in 2007)	"Leases"
Thai Accounting Standard No. 31 (Revised in 2007)	"Inventories"
Thai Accounting Standard No. 33 (Revised in 2007)	"Borrowing Costs"
Thai Accounting Standard No. 35 (Revised in 2007)	"Presentation of Financial Statements"
Thai Accounting Standard No. 39 (Revised in 2007)	"Accounting Policies, the Changes in Accounting Estimates and Errors"
Thai Accounting Standard No. 41 (Revised in 2007)	"Interim Financial Reporting"
Thai Accounting Standard No. 43 (Revised in 2007)	"Business Combinations"
Thai Accounting Standard No. 49 (Revised in 2007)	"Construction Contracts"
Thai Accounting Standard No. 51	"Intangible Assets"

The new and revised Thai Accounting Standards above have become effective for the accounting period starting on or after January 1, 2008 with the exception of TAS No. 29 "Leases" which will be effective on all leases beginning on or after January 1, 2008. The adoption of these standards has no significant impact on the PTTEP and subsidiaries' financial statements.

3.2 In 2008, the Federation of Accounting Professions issued the revised Thai Accounting Standards which have already been published in the Royal Gazette and are effective for the accounting period starting on or after January 1, 2009. These revised accounting standards will not be applied in the current period, however, it is believed that their effect will not have any significant impact on the PTTEP and subsidiaries' financial statements. The particular revised accounting standards are as follows:

Thai Accounting Standard No. 36 (revised in 2007)	"Impairment of Assets"
Thai Accounting Standard No. 54 (revised in 2007)	"Non-Current Assets Held for Sale and Discontinued Operations"

4. The Initial Adoption of International Accounting Standard (IAS) No.19 Employee Benefits

As from January 1, 2008, the Group has adopted an International Accounting Standard No.19, Employee Benefits, for the purpose of accounting for its retirement benefit obligations. Such obligations are presented in the balance sheets under the provision for employee benefits as discussed in Note 22. In addition, the transitional liabilities will be amortized as expenses in the income statement on a straight-line basis over 5 years.

The Group's obligation in respect of the retirement benefit plans is calculated by estimating the amount of future benefits that employees will have earned in return for their services to the Company and subsidiaries in the current and in the future periods. Such benefits are discounted to the present value using the rate of government bond yields. The calculation is performed by an independent actuary using the Projected Unit Credit Method.

When the benefits under the plans are changed, the portion of the increased benefits relating to the past services of employees is recognized in the income statement on a straight-line basis over the average remaining period until the benefits become vested. When the benefits vest, the expense is recognized immediately in the income statement.

Salaries, wages, bonuses and contributions to the social security and provident funds are recognized as expenses when they are incurred.

5. Significant Accounting Policies

5.1 Preparation of Consolidated Financial Statements

The consolidated financial statements include those from subsidiaries, associates and joint ventures. The major inter-company transactions are eliminated from the preparation of consolidated financial statements.

Subsidiaries

Subsidiaries are those entities over which the Group has power to govern directly or indirectly their financial policies and operations, generally accompanied by a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

The investments in the subsidiaries are presented by using the cost method in the Company's financial statements.

For details of subsidiary companies, please refer to Note 12.

Associates

Associates are those entities over which the Group has significant influence over their financial policies and operations, but does not control. Investments in associates are accounted for using the equity method of accounting in the consolidated financial statements from the date on which the Group gains significant influence and are no longer consolidated from the date that significant influence ceases.

The Group's shares of the associates' post-acquisition profits or losses are recognized in the income statement, and the share of post-acquisition movements in reserves is recognized in reserves.

Equity accounting is discontinued when the carrying amount of the investment in an associate undertaking reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associates.

The investments in the associates are presented by using the cost method in the Company's financial statements.

For details of associated companies, please refer to Note 12.

Joint Ventures

The Group's interests in jointly controlled entities are accounted for by proportionate consolidation. Under this method, the Group includes its shares of the joint ventures' individual income, expenses, assets, liabilities and cash flows in the relevant components of the financial statements.

The Group's interests in jointly controlled assets are accounted for by proportionate consolidation. Under this method, the Group includes their shares of the assets, liabilities, expenses and cash flows based on Joint Operating Agreement in the relevant components of the financial statements.

Gains or losses from the joint ventures are presented by using the cost method in the Company's financial statements.

For details of jointly controlled entities and jointly controlled assets, please refer to Notes 12 and 1, respectively.

Related Parties

Related parties are those entities that directly or indirectly control, or are controlled by the Company, or are under common control with the Company. They also include holding companies, subsidiaries, follow subsidiaries and associates.

In considering each relationship between parties, attention is directed to the substance of the relationship, and not merely the legal form.

5.2 Foreign Currency Translation

Foreign currency transactions are translated into Baht at the exchange rates ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currency remaining at the year-end date are translated into Baht at the average buying and selling rates as determined by the Bank of Thailand. Gains or losses arising from currency translation are recognized as revenues or expenses in the period in which they occur.

The monetary assets and liabilities of foreign subsidiaries are translated into Baht using the average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using the exchange rates ruling on the transaction dates. Gains or losses from such translation are recognized as revenues or expenses in the period in which they occur.

The assets and liabilities of foreign jointly controlled entities are translated into Baht using the average buying and selling rates determined by the Bank of Thailand at year-end, whereas the income statement is translated using average exchange rates during the period. Differences from such translation have been presented under the caption of "Currency translation differences" in shareholders' equity.

5.3 Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand and at banks, and other short-term highly liquid investments with original maturities of 3 months or less.

5.4 Trade Accounts Receivable

Trade accounts receivable are carried at anticipated realizable value. An allowance for doubtful accounts is provided, based on the company's review of all outstanding receivable amounts at year-end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collected. Bad debts are written off during the year in which they are identified.

5.5 Inventories

Inventories are valued at the lower of the weighted average cost or net realizable value. Cost is determined by the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business less the costs of completion and selling expenses.

5.6 Materials and Supplies

Materials and supplies are valued on the average cost basis. Allowances have been provided for obsolete and unserviceable items.

5.7 Borrowing Costs

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

5.8 Property, Plant and Equipment

Property, plant and equipment are presented at cost, after deducting accumulated depreciation and the provision for the impairment of assets.

- Oil and Gas Properties

The Company follows the Successful Efforts Method in accounting for its oil and gas exploration and production activities as follows:

Cost of Properties

Costs of properties comprise total acquisition costs of petroleum rights or the portion of costs applicable to properties as well as the decommissioning costs.

If exploratory wells establish proved reserves, and are included in the development plan in the near future, exploratory drilling costs (both tangible and intangible) are initially capitalized, otherwise the related costs are charged to expenses.

Exploratory costs, comprising geological and geophysical costs as well as area reservation fees during the exploration stage, are charged to expenses as incurred.

Development costs, whether relating to the successful or unsuccessful development of wells, are capitalized.

Depreciation, Depletion and Amortization

The capitalized acquisition costs of petroleum rights are depleted and amortized using the unit of production method based on estimated proved recoverable reserves. Depreciation, depletion and amortization of exploratory wells, development equipment and operating costs of support equipment as well as the decommissioning costs, except unsuccessful projects, are calculated on the unit of production method based on estimated proved recoverable reserves and proved developed reserves. Changes in reserve estimates are recognized prospectively.

Proved recoverable developed reserves are calculated by the Group's own engineers and information from the joint ventures.

- Pipelines and Others

Costs of properties comprise purchase prices and other direct costs necessary to bring the asset to working condition suitable for its intended use.

Depreciation of pipelines and others are determined by the straight-line method with an estimated useful life of 5 – 30 years.

The provision for impairment of assets is reviewed whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset's net selling price and its value in use, and is recorded in the income statement. For the purpose of assessing impairment, the assets are grouped at the lowest level for which there is a separately identifiable cash flow.

Gains and losses on disposal are determined by referring to their carrying amount and are taken into account in the net income.

Expenditure for addition, renewal and betterment which result in a substantial increase in an asset's current replacement value are capitalized. Repair and maintenance costs are recognized as expenses when incurred.

5.9 Carried Cost under Petroleum Sharing Contract

Under Petroleum Sharing Contracts in which the government has a participation interest, some contracts require the contracting parties, excluding the government, to fund the costs of all exploration operations until the first development area is determined. During the exploration period, the contracting parties will carry an agreed upon proportion of the government's exploration costs (carried costs). When the project commences production, such carried costs shall be fully recouped without interest by the contracting parties from the production of petroleum under the agreed procedures.

The Group classifies the transactions of carried costs through various accounts under the Successful Efforts Method. They are mainly recorded in oil and gas properties in balance sheet and exploration expenses in the income statement. (For details please refer to Note 14.)

5.10 Intangible Assets

Expenditures incurred for licenses acquired for computer software are capitalized and amortized using the straight-line method over the life of the software, or a maximum of 10 years. The carrying amount is reviewed and adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

5.11 Deferred Income Taxes

Deferred income tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation of property, plant and equipment, the amortization of decommissioning costs and, the difference between the fair value of the acquired net assets and their tax bases.

Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when they relate to the same legal tax authority.

5.12 Borrowings

Borrowings are recognised initially as proceeds received. Transaction costs incurred are recognized as deferred assets and amortized through the income statement over the period of the borrowings.

5.13 Provision for Decommissioning Costs

The Group records a provision for decommissioning costs whenever it is probable that there is an obligation as a result of a past event and the amount of that obligation is reliable.

The Group recognizes provision for decommissioning costs, which are provided at the onset of completion of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's engineers and managerial judgment.

5.14 Capital Risk Management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

5.15 Reserve for Expansion

The Group has a reserve for expanding its investments in new projects in the exploration phase, which are generally susceptible to high risk, and for finding additional petroleum reserves. The reserve for expansion is set aside at no more than 35% of the net taxable profits from its exploration and production activities.

5.16 Income Recognition

Sales are recognized upon delivery of products and customer acceptance.

Service income from gas pipeline construction is recognized on the basis of percentage of completion.

Interest income is recognized on a time proportion basis, taking into account the effective yield on the asset.

Revenues other than those mentioned above are recognized on an accrual basis.

5.17 Income Taxes

The Group's expenditures and revenues for tax purposes comprise:

- Current period tax which is calculated in accordance with the Petroleum Income Tax Act B.E. 2514 and Amendment B.E. 2532 and the Revenue Code
- Income tax in the Union of Myanmar
- Income tax in Socialist Republic of Vietnam
- Deferred income taxes, which are calculated as disclosed in Note 15.

5.18 Earnings per Share

Basic earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of outside ordinary shares in issue during the year.

Diluted earnings per share are calculated by the weighted average number of outside ordinary shares in issue adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of the dilutive potential ordinary shares: share options.

5.19 Segment Reporting

The segment details are primarily presented by the business operations and secondly by the geographical areas.

5.20 Provident Fund and Provision for Employee Benefits

The Group's employees have become the members in the following provident funds, "Employee of PTTEP Registered Provident Fund", "Employee of PTTEP Registered Provident Fund 2", "Sataporn Registered Provident Fund", "TISCO Ruamtun 1 Registered Provident Fund" and "TISCO Ruamtun 2 Registered Provident Fund ".

The provident funds are funded by payments from employees and the Company which are held in a separate trustee-administered fund. The Company contributes to the funds at a rate of 3 - 15 % of the employees' salaries which are charged to the income statement in the period to which the contributions relate.

This obligation is presented in the balance sheets under the provision for employee benefits as discussed in Note 22. In addition, the transitional liabilities will be amortized as expenses in the income statement on a straight-line basis over 5 years.

The Group's obligation in respect of the retirement benefit plans is calculated by estimating the amount of future benefits that employees will have earned in return for their services to the Company and subsidiaries in the current and in the future periods. Such benefits are discounted to the present value using the rate of government bond yields. The calculation is performed by an independent actuary using the Projected Unit Credit Method.

When the benefits under the plans are changed, the portion of the increased benefits relating to the past services of employees is recognized in the income statement on a straight-line basis over the average remaining period until the benefits become vested. The expense is recognized immediately in the income statement when the benefits are paid.

Salaries, wages, bonuses and contributions to the social security and provident funds are recognized as expenses when incurred.

5.21 Deferred Income under Agreements (Take-or-Pay)

The Group has certain obligations in respect of the supply of gas under gas sales agreements with its customers. Under these agreements, the customer is required to pay for certain minimum quantities of gas in a given year. Should the customer be unable to take the minimum contracted quantities in a given year, the volume of gas that the customer has paid for but has not taken in that year can be taken free of charge in subsequent years, subject to certain conditions as stipulated in the agreements. The Group recognizes its obligations under Take-or-Pay Agreements on an accrual basis based on its best estimate of volumes to be taken in the year. Payments received in advance under these agreements are recognized as deferred income. This deferred income is recognized in the income statement when the gas is subsequently taken. (For details please refer to Note 21)

The Group made prepayments for royalty related to cash received in advance under Take-or-Pay Agreement to the government of Myanmar. The prepayment will be amortized when the deferred income is recognized. (For details please refer to Note 16)

6. Critical Estimates and Judgments

In order to prepare the consolidated financial statements in conformity with the Accounting standards, management is required to use estimates and make judgments which impact assets, liabilities, income and expenses. The data relating to the major assumptions and uncertainties in the estimate which may have an impact on the assets and liabilities presented in the financial statements are as follows:

Estimate for Petroleum Reserves

Oil and gas reserves are key elements in the Group's investment decision-making process which is focused on generating value. They are also an important element in testing for impairment. Changes in proved oil and gas reserves will also affect the standardized measure of discounted cash flows and the unit-of-production depreciation charges to income.

Proved reserves are the estimated quantities of petroleum that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions including government's rules and regulations. The proved reserves have to be examined and assessed annually by the Group's geologists and reservoir engineers according to the government policy.

Exploration Costs

Capitalized exploration drilling costs more than 12 months old are expensed unless (1) proved reserved are booked or (2) they have found commercially producible quantities of reserves and they are subject to further exploration or appraisal activity. In making decisions about whether to continue to capitalize exploration drilling costs for a period longer than 12 months, it is necessary to make judgements about the satisfaction of each condition in the present event. If there is a change in one of these judgements in a subsequent period, then the related capitalized exploration drilling costs would be expensed in that period.

Impairment of Assets

For oil and gas properties with no proved reserves, the capitalization of exploration costs are explained above. For other properties, the carrying amounts of major property, plant and equipment are reviewed whenever events or changes in circumstances indicate that the carrying amounts for those assets may not be recoverable. If assets are determined to be impaired the carrying amounts of those assets are written down to their recoverable amount, which is the higher of fair value less costs to sell and value in use determined as the amount of estimated discounted future cash flows. Impairments, except those relating to goodwill, are reversed as applicable to the extent that the events or circumstances that triggered the original impairment have changed.

Expected future production volumes, which include both proved reserves as well as volumes that are expected to constitute proved reserves in the future, are used for impairment testing because the Group believes this to be the most appropriate indicator of expected future cash flows, used as a measure of value in use.

The estimate for the discounted future cash flows is based on many factors as follows: estimated future production volume, future selling price, supply and demand in the market, risks, margin rate and discounted rate which is based on the principal of the investments.

Income Tax

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. The assumption for the future taxable income contains the possibility of the uncertainty that if there is a change, the recognition of the deferred tax asset will be impacted.

Employee Retirement Plans

The Group's obligation regarding the retirement benefit plans is calculated by estimating the amount of future benefits that employees will have earned in return for their services to the Company and subsidiaries in the current and in the future periods. The calculation is performed by an independent actuary using the Projected Unit Credit Method and the relevant assumptions which include financial and demographic assumptions as disclosed in Note 22.

When the benefits under the plans are changed, the portion of the increased benefits relating to the past services of employees is recognized in the statement of income on a straight-line basis over the average remaining period until the benefits become vested. The expense is recognized immediately in the income statement when the benefits are paid.

Provisions

The provisions are provided by the Group and presented in the balance sheet when there is an obligation as a result of a past event and there is the possibility that the company will have to pay its beneficial assets for such an obligation when its amount can be reliably calculated.

The Group records a provision for decommissioning costs whenever it is probable that there would be an obligation of a reliable amount as a result of a past event.

The Group recognizes provision for decommissioning costs, which are provided at the onset of completion of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's engineers and managerial judgment.

The provisions are based on the current situation such as regulations, technologies and prices. The actual results could differ from these estimates as future confirming events occur.

7. Cash and Cash Equivalents

Cash and cash equivalents as at December 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Cash on hand and at banks	10,856.97	5,469.22	5,119.13	1,459.23
Cash equivalents				
- Fixed deposits	10,699.69	1,932.44	6,789.87	961.01
- Treasury bills	22,438.03	16,611.08	14,223.47	11,084.66
Total	43,994.69	24,012.74	26,132.47	13,504.90

The interest rate of saving deposits held at call with banks is 0.75-2.48% per annum (2007: 0.75-4.13% per annum).

The interest rate of fixed deposits with banks is 2.04-3.42% per annum (2007: 3.12-4.73% per annum).

The interest rate of treasury bills and promissory notes is 3.00-3.59% per annum (2007: 3.06-4.48% per annum).

8. Receivable – Parent Company

Receivables - Parent Company as at December 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Sales of petroleum products	8,512.00	9,676.65	5,274.22	6,102.33
Gas pipeline construction service	1,427.68	803.65	1,427.68	803.65
	9,939.68	10,480.30	6,701.90	6,905.98

9. Trade Receivables

Trade receivables as at December 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Myanmar Oil and Gas Enterprise	922.50	700.76	-	-
Electricity Generating Authority of Thailand	73.76	104.16	18.44	26.04
Chevron U.S.A. INC.	129.57	980.31	-	-
Chevron Product Company	221.19	-	-	-
Caltex Australia Petroleum PTY. Limited	-	313.58	-	-
Petrovietnam Exploration	143.76	-	-	-
Others	96.16	107.91	0.40	0.22
Total	1,586.94	2,206.72	18.84	26.26

10. Materials and Supplies - Net

Materials and supplies as at December 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Materials and supplies-at cost	6,475.45	4,289.81	2,566.51	2,057.49
Provision for obsolescence	(60.66)	(67.80)	(16.82)	(18.63)
Materials and supplies-net	6,414.79	4,222.01	2,549.69	2,038.86

11. Related Party Transactions

Significant transactions with related parties are summarized as follows:

11.1 Revenues and Expenses with Related Parties

Significant transactions with related parties for the years ended December 31, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Parent company - PTT Public Company Limited (PTT)				
Sales revenue (world market reference price)	115,773.87	77,289.80	78,776.48	49,396.85
Rental revenue (market price)	18.66	18.53	18.66	18.53
Amortization of up-front payment under Bongkot Gas Sale Agreement	-	168.80	-	168.80
Income from gas pipeline construction services	1,946.60	783.79	1,946.60	783.79
Derivative loss on hedging	99.00	276.02	-	-
Amortization of remuneration under agreement	45.85	-	45.85	-
Subsidiaries, associate and jointly controlled entity				
Interest income	82.16	-	866.65	694.56
Management fees	-	-	10.89	11.56
Interest expenses	-	-	-	62.06

11.2 Long-Term Loans to Related Parties

Long-term loans to related parties as at December 31, 2008 and 2007 comprised:

Loans to	Consolidated		The Company	
	2008	2007	2008	2007
Subsidiaries				
PTTEPI	-	-	11,376.14	4,336.60
PTTEPO	-	-	13,657.08	10,178.16
PTTEP Services	-	-	71.07	-
Associate				
EnCo	1,835.00	600.00	1,835.00	600.00
Total	1,835.00	600.00	26,939.29	15,114.76

Movements of long-term loans to related parties as at December 31, 2008 are as follows:

	Consolidated	The Company
Balance as at December 31, 2007	600.00	15,114.76
Additions	1,995.00	28,203.18
Repayments	(760.00)	(16,333.38)
Currency translation differences	-	(45.27)
Balance as at December 31, 2008	1,835.00	26,939.29

The Company has loans to subsidiary companies with an interest rate of 3.81-5.13% per annum (2007: interest rate 3.91-4.88% per annum). The subsidiary companies shall occasionally repay the loans. In addition, the Company provided loans to an associated company with an interest rate of 6.75-7.69% per annum (2007: 6.87-7.69% per annum). The associated company shall repay the loan principal by 2020.

12. Investments in Subsidiaries, Associates and Jointly Controlled Entities

12.1 Subsidiary Companies, Associated Companies, and Jointly Controlled Entities

Company	Registered Country	Type of business	Paid-in capital[2]		Shareholding by	Percentage of interest		Investment				Dividend for the years ended	
			2008	2007		2008	2007	Cost Method 2008	Cost Method 2007	Equity Method 2008	Equity Method 2007	2008	2007
Subsidiary Companies													
PTTEP International Limited (PTTEPI)	Thailand	Petroleum	20,000.00	20,000.00	PTTEP	100%	100%	20,000.00	20,000.00	35,124.01	33,486.76	1,000.00	-
PTTEP Offshore Investment Company Limited (PTTEPO)	Cayman Island	Petroleum	0.17	0.17	PTTEP	75%	75%	0.13	0.13	19,648.62	14,076.56	-	-
					PTTEPI	25%	25%	0.04	0.04	6,538.56	4,709.32	-	-
PTTEP Southwest Vietnam Company Limited (PTTEP SV)	Cayman Island	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(237.89)	(183.45)	-	-
PTTEP Kim Long Vietnam Company Limited (PTTEP KV)	Cayman Island	Petroleum	2.03	2.03	PTTEPO	100%	100%	2.03	2.03	(415.77)	(306.35)	-	-
PTTEP Hoang-Long Company Limited (PTTEP HL)	Cayman Island	Petroleum	2.12	2.12	PTTEPO	100%	100%	2.12	2.12	(6,743.22)	(3,273.15)	-	-
PTTEP Hoan-Vu Company Limited (PTTEP HV)	Cayman Island	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	(1,979.31)	(1,882.17)	-	-
PTTEP Oman Company Limited (PTTEP OM)	Cayman Island	Petroleum	2.16	2.16	PTTEPO	100%	100%	2.16	2.16	1,682.98	(206.20)	-	-
PTTEP Algeria Company Limited (PTTEP AG)	Cayman Island	Petroleum	2.10	2.10	PTTEPO	100%	100%	2.10	2.10	(2,220.96)	(1,218.62)	-	-
PTTEP (THAILAND) LIMITED (PTTEPT)	Thailand	Petroleum	100.00	100.00	PTTEPI	51%	51%	51.00	51.00	(10.73)	(10.39)	-	-
					PTTEP OM	49%	49%	49.00	49.00	(10.31)	(9.99)	-	-
PTTEP Services Limited (PTTEP Services)	Thailand	Services	1.00	1.00	PTTEP	25%	25%	0.25	0.25	32.98	25.35	-	-
					PTTEPT	75%	75%	0.75	0.75	98.93	76.06	-	-
PTTEP Siam Limited (PTTEPS)	Thailand	Petroleum	100.00	100.00	PTTEP	49%	49%	3,719.03	3,719.03	5,948.49	5,806.20	3,454.52	-
					PTTEPO	51%	51%	3,864.89	3,864.89	6,188.55	6,039.95	3,595.48	-
PTTEP Iran Company Limited (PTTEP IR)	Cayman Island	Petroleum	1.91	1.91	PTTEP OM	100%	100%	1.91	1.91	(447.65)	(338.77)	-	-
Diamond Petroleum Company Limited (DPC)[1]	Cayman Island	Petroleum	-	2.05	PTTEPO	100%	100%	-	2.05	-	1.29	-	-
PTTEP Merangin Company Limited (PTTEPM)	Cayman Island	Petroleum	2.05	2.05	PTTEPO	100%	100%	2.05	2.05	(463.52)	(170.09)	-	-
PTTEP Bahrain Company Limited (PTTEP BH)	Cayman Island	Petroleum	1.90	1.90	PTTEP OM	100%	100%	1.90	1.90	(30.30)	1.41	-	-
PTTEP Holding Company Limited (PTTEPH)	Cayman Island	Petroleum	1.88	1.88	PTTEPO	100%	100%	1.88	1.88	(437.25)	(142.48)	-	-
PTTEP Indonesia Company Limited (PTTEP ID)	Cayman Island	Petroleum	1.88	1.88	PTTEPH	100%	100%	1.88	1.88	(185.32)	(140.94)	-	-
PTTEP Bengara I Company Limited (PTTEPB)	Cayman Island	Petroleum	1.88	1.88	PTTEP ID	100%	100%	1.88	1.88	(181.54)	(140.66)	-	-
PTTEP Thai Projects Limited (PTTEP TP)	Thailand	Petroleum	1.00	1.00	PTTEPT	100%	100%	1.00	1.00	(4.63)	0.94	-	-
PTTEP Andaman Limited (PTTEP A)	Thailand	Petroleum	0.25	0.25	PTTEPS	100%	100%	0.25	0.25	0.15	0.20	-	-
PTTEP Egypt Company Limited (PTTEP EG)[2]	Cayman Island	Petroleum	1.69	1.69	PTTEPH	100%	100%	1.69	1.69	(71.74)	1.36	-	-
PTTEP Rommana Company Limited (PTTEPR)[2]	Cayman Island	Petroleum	1.69	1.69	PTTEP EG	100%	100%	1.69	1.69	(17.37)	1.58	-	-
PTTEP Sidi Abd El Rahman Company Limited (PTTEP SAER)	Cayman Island	Petroleum	1.69	1.69	PTTEP EG	100%	100%	1.69	1.69	(52.34)	1.58	-	-

Company	Registered Country	Type of business	Paid-in capital[2]		Shareholding by	Percentage of interest		Investment				Dividend for the years ended	
								Cost Method		Equity Method			
			2008	2007		2008	2007	2008	2007	2008	2007	2008	2007
Subsidiary Companies													
PTTEP Australia Pty Limited (PTTEP AU)	Australia	Petroleum	1.53	1.53	PTTEPH	100%	100%	1.53	1.53	(170.58)	0.67	-	-
PTTEP Australia Offshore Pty Limited (PTTEP AO)	Australia	Petroleum	1.53	1.53	PTTEP AU	100%	100%	1.53	1.53	(168.36)	1.48	-	-
PTTEP Bangladesh Limited (PTTEP BD)	Cayman Island	Petroleum	1.67	1.67	PTTEPH	100%	100%	1.67	1.67	(3.64)	1.64	-	-
PTTEP Myanmar Limited (PTTEP MYA)[2]	Cayman Island	Petroleum	1.59	-	PTTEPH	100%	-	1.59	-	1.56	-	-	-
PTTEP New Zealand Limited (PTTEP NZ)[2]	Cayman Island	Petroleum	1.70	-	PTTEPH	100%	-	1.70	-	1.70	-	-	-
PTTEP Semai II Limited (PTTEP SM)	Cayman Island	Petroleum	1.74	-	PTTEP ID	100%	-	1.74	-	(1.58)	-	-	-
PTTEP Australia Perth Pty Limited (PTTEP AP)[2]	Australia	Petroleum	1.20	-	PTTEPH	100%	-	1.20	-	1.13	-	-	-
PTTEP Australia Browse Basin Pty Limited (PTTEP AB)[2]	Australia	Petroleum	1.20	-	PTTEP AP	100%	-	1.20	-	1.17	-	-	-
Associated Companies													
Energy Complex Company Limited (EnCo)	Thailand	Commerce	800.00	800.00	PTTEP	50%	50%	400.00	400.00	337.42	365.31	-	-
PTT ICT Solutions Company Limited (PTT	Thailand	Services	150.00	150.00	PTTEP	20%	20%	30.00	30.00	46.92	31.43	-	-
Jointly Controlled Entities													
Carigali – PTTEPI Operating Company Sdn Bhd. (CPOC)	Malaysia	Petroleum, Malaysia	2.21	2.21	PTTEPI	50%	50%	1.11	1.11	1.01	1.02	-	-
Moattama Gas Transportation Company (MGTC)	Bermuda	Gas pipeline transportation, Union of Myanmar	0.76	0.76	PTTEPO	25.5%	25.5%	0.19	0.19	2,068.10	1,577.63	2,988.62	2,536.58
Taninthayi Pipeline Company LLC (TPC)	Cayman Island	Gas pipeline transportation, Union of Myanmar	2.62	2.62	PTTEPO	19.3178%	19.3178%	445.33	445.33	1,637.89	1,595.60	1,767.88	1,560.87
Orange Energy Limited (Orange)	Thailand	Petroleum, Thailand	100.00	100.00	PTTEPO	53.9496%	53.9496%	13,567.69	13,567.69	9,108.25	9,782.80	1,585.84	912.35
B8/32 Partners Limited (B8/32 Partners)	Thailand	Petroleum, Thailand	110.00	110.00	PTTEPO	25.0009%	25.0009%	4,523.69	4,523.69	2,940.19	3,492.82	988.96	422.19

Relationship: The Company directly or indirectly holds the shares in subsidiaries, associates, and jointly controlled entities. Subsidiaries' management teams are from the Company.

[1] On November 3, 2008, DPC was closed down.

[2] As at December 31, 2008, PTTEP EG, PTTEPR, PTTEP SAER, PTTEP MYA, PTTEP NZ, PTTEP AP and PTTEP AB have share receivables.

12.2 Investments in Subsidiaries, Associates, and Jointly Controlled Entities

Investments in associates accounted for under the equity method presented in the consolidated financial statements and under the cost method for the Company's financial statements as at December 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
PTTEP International Limited	-	-	20,000.00	20,000.00
PTTEP Offshore Investment Company Limited	-	-	0.13	0.13
PTTEP Services Limited	-	-	0.25	0.25
PTTEP Siam Limited	-	-	3,719.02	3,719.02
Energy Complex Company Limited	337.42	365.31	400.00	400.00
PTT ICT Solutions Company Limited	46.92	31.43	30.00	30.00
Total	384.34	396.74	24,149.40	24,149.40

Assets, liabilities, income and gains (losses) from subsidiaries as at December 31, 2008 and 2007 are as follows:

	EnCo		ICT	
	2008	2007	2008	2007
Assets	2,602.63	1,136.91	167.96	138.14
Liabilities	2,265.21	772.01	121.40	106.20
Income	0.17	0.18	189.44	129.68
Gains (Losses)	(27.48)	(24.64)	14.63	2.27

Investments in jointly controlled entities are recorded in the Company's financial statements under the cost method. The Company presents its share of the assets, liabilities, incomes and expenses of jointly controlled entities, together with similar items, under similar headings in the proportionate consolidated financial statements.

Transactions of jointly controlled entities are included in the Company's financial statements as follows:

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Balance Sheets :										
Current assets	1,307.5	558.53	971.69	691.08	541.96	452.04	4,180.81	3,157.64	941.59	981.50
Non-current assets	-	-	3,122.45	3,171.35	1,736.40	1,757.00	6,919.41	7,005.87	2,664.95	2,852.40
Current liabilities	(1,306.56)	(557.51)	(25.26)	(56.05)	(37.41)	(30.98)	(3,482.72)	(3,221.42)	(960.09)	(985.76)
Non-current liabilities	-	-	(1,801.09)	(1,961.45)	(600.10)	(592.23)	(2,302.57)	(2,172.84)	(871.72)	(889.51)
Net assets	1.01	1.02	2,267.79	1,844.93	1,640.85	1,585.83	5,314.93	4,769.25	1774.73	1,958.63

	CPOC		MGTC		TPC		Orange		B8/32 Partners	
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Statements of income :										
Revenues	-	-	4,955.81	4,011.89	2,934.85	2,593.71	11,048.31	9,826.70	4,032.03	3,533.34
Expenses	-	-	(282.53)	(249.48)	(206.48)	(181.23)	(6,795.26)	(6,238.98)	(2,503.98)	(2,111.31)
Income before income taxes	-	-	4,673.28	3,762.41	2,728.37	2,412.48	4,253.05	3,587.72	1,528.05	1,422.03
Income taxes	-	-	(1,376.78)	(1,046.99)	(830.70)	(690.53)	(2,121.53)	(1,772.01)	(723.00)	(688.11)
Net income	-	-	3,296.50	2,715.42	1,897.67	1,721.95	2,131.52	1,815.71	805.05	733.92

13. Property, Plant and Equipment - Net

	Consolidated						
	Oil and Gas Properties				Pipeline	Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs			
Historical cost							
Balance as at December 31, 2007	200,346.09	15,982.39	3,053.73	12,760.07	6,837.63	2,567.74	241,547.65
Increase	52,102.69	6,606.79	270.78	4,938.92	6.38	164.82	64,090.38
Decrease	(4,066.20)	(12,394.55)	(16.95)	-	-	(72.62)	(16,550.32)
Currency translation differences	-	-	-	-	238.47	-	238.47
Balance as at December 31, 2008	248,382.58	10,194.63	3,307.56	17,698.99	7,082.48	2,659.94	289,326.18
Accumulated depreciation							
Balance as at December 31, 2007	(88,111.82)	-	(1,987.24)	(4,759.99)	(2,137.91)	(1,156.27)	(98,153.23)
Depreciation for the year	(21,521.73)	-	(169.08)	(1,084.40)	(229.93)	(268.53)	(23,273.67)
Decrease	(1.04)	-	17.01	(0.01)	-	61.30	77.26
Currency translation differences	-	-	-	-	(92.38)	-	(92.38)
Balance as at December 31, 2008	(109,634.59)	-	(2,139.31)	(5,844.40)	(2,460.22)	(1,363.50)	(121,442.02)
Provision for impairment losses							
Balance as at December 31, 2007	(389.54)	-	-	-	-	-	(389.54)
Increase	(78.50)	(90.03)	-	-	-	-	(168.53)
Balance as at December 31, 2008	(468.04)	(90.03)	-	-	-	-	(558.07)
Net book value as at December 31, 2007	111,844.73	15,982.39	1,066.49	8,000.08	4,699.72	1,411.47	143,004.88
Net book value as at December 31, 2008	138,279.95	10,104.60	1,168.25	11,854.59	4,622.26	1,296.44	167,326.09

Depreciation included in the income statement for the year ended December 31, 2007 Baht 15,909.75 Million

Depreciation included in the income statement for the year ended December 31, 2008 Baht 23,273.67 Million

	The Company					
	Oil and Gas Properties				Others	Total
	Proved Properties and Related Producing Properties	Unproved Properties	Support Equipment and Facilities	Decommissioning Costs		
Historical cost						
Balance as at December 31, 2007	105,427.95	1,338.25	1,379.51	8,051.03	1,696.72	117,893.46
Increase	20,973.80	-	144.41	2,995.38	143.14	24,256.73
Decrease	(49.74)	(1,338.25)	(3.94)	-	(50.64)	(1,442.57)
Balance as at December 31, 2008	126,352.01	-	1,519.98	11,046.41	1,789.22	140,707.62
Accumulated depreciation						
Balance as at December 31, 2007	(42,465.55)	-	(971.13)	(2,463.68)	(1,029.84)	(46,930.20)
Depreciation for the year	(11,921.61)	-	(53.27)	(638.74)	(228.42)	(12,842.04)
Decrease	0.09	-	4.18	-	46.42	50.69
Balance as at December 31, 2008	(54,387.07)	-	(1,020.22)	(3,102.42)	(1,211.84)	(59,721.55)
Net book value as at December 31, 2007	62,962.40	1,338.25	408.38	5,587.35	666.88	70,963.26
Net book value as at December 31, 2008	71,964.94	-	499.76	7,943.99	577.38	80,986.07

Depreciation included in the income statement for the year ended December 31, 2007 Baht 6,522.28 Million

Depreciation included in the income statement for the year ended December 31, 2008 Baht 12,842.04 Million

14. Carried Cost under Petroleum Sharing Contract

As at December 31, 2008, the Group presented carried costs under oil and gas properties and other non-current assets in the balance sheet and exploration expenses in the income statement for the following projects:

Project	Carried Cost		
	Oil and Gas Properties	Other Non-Current Assets	Exploration Expenses (Cumulative since 2002 – December 31, 2008)
Vietnam 52/97	-	35.26	-
Vietnam B & 48/95	-	36.90	-
Vietnam 16-1	892.00	-	1,287.53
Vietnam 9-2	1,188.24	-	811.23
Algeria 433a & 416b	417.17	-	435.89

15. Income Taxes and Deferred Income Taxes

15.1 Income Taxes

Income taxes for the years ended December 31, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Petroleum income tax				
Current tax expenses	27,432.24	18,302.01	17,850.45	11,951.64
Deferred tax expenses	729.59	1,030.30	1,250.37	1,383.65
Total	28,161.83	19,332.31	19,100.82	13,335.29
Income tax under Revenue Code				
Current tax expenses	552.08	1,014.51	455.44	416.99
Deferred tax expenses	(21.20)	(84.92)	(1.31)	(83.19)
Total	530.88	929.59	454.13	333.80
Income tax in the foreign countries				
Current tax expenses	3,851.64	2,668.36	-	-
Deferred tax expenses	(42.12)	15.43	-	-
Total	3,809.52	2,683.79	-	-
Total income taxes	32,502.23	22,945.69	19,554.95	13,669.09

Income tax rates for the Group are as follows:

	Tax Rate
Petroleum income tax on petroleum businesses in Thailand pursuant to Petroleum Income Tax Act B.E. 2514 and 2532	50%
Income tax under Revenue Code	
Income tax for the Company	25 - 30%
Income tax for subsidiaries and jointly controlled entities	15 - 30%
Corporate Income tax in the Union of Myanmar	30%
Corporate Income tax in the Republic of Vietnam	50%

15.2 Deferred Income Taxes

Deferred income taxes as at December 31, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Deferred income tax assets				
Income tax under Revenue Code	7.00	-	-	-
Total	7.00	-	-	-
Deferred income tax liabilities				
Petroleum income tax	13,802.26	13,072.67	11,665.94	10,415.56
Income tax under Revenue Code	(23.00)	(8.80)	3.58	4.90
Corporate income tax in foreign countries	1,452.96	1,445.74	-	-
Total	15,232.22	14,509.61	11,669.52	10,420.46
	15,225.22	14,509.61	11,669.52	10,420.46

Deferred income taxes presented by categories are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Amortization of decommissioning costs and unrealized gain from decommissioning costs	2,326.51	1,488.18	1,099.21	657.88
Provision for obsolete stock	21.92	24.58	-	-
Provision for employee benefits	377.01	189.68	365.48	186.17
Provision for impairment loss	234.02	194.77	-	-
Depreciation	(18,181.10)	(16,401.92)	(13,130.63)	(11,259.61)
Bonds and expenses relating to the bond issuance	(3.58)	(4.90)	(3.58)	(4.90)
Total	(15,225.22)	(14,509.61)	(11,669.52)	(10,420.46)

16. **Prepaid Expenses**

As at December 31, 2008, the prepaid expenses totaling of 191.93 are mainly the prepayments that PTTEPI made for the royalties of Yadana and Yetagun projects to the government of the Union of Myanmar. These prepayments will be amortized when the deferred income discussed in Note 21 is recognized.

17. **Deferred Remuneration Under Agreement**

According to the conditions in the Gas Sales Agreement of the Arthit project, the Company has an obligation to make a payment to the buyer (PTT) in its operation, in which, the company absorbed the full amount of such liability as at December 31, 2008. The cost was capitalized as part of oil and gas properties and was amortized over the contract life using the straight line method.

18. Other Non-Current Assets

Other non-current assets as at December 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Costs carried for PetroVietnam in projects:				
- Vietnam B & 48/95	36.90	35.65	-	-
- Vietnam 52/97	35.26	34.07	-	-
Other deposits	24.68	24.68	24.13	24.13
Deferred of bonds issuing expenses	11.95	16.33	11.95	16.33
Others	2.58	2.93	0.27	0.23
Total	111.37	113.66	36.35	40.69

19. Bills of Exchange

In 2008, the Company launched the "PTTEP Short-term Financing Program" which involved the Company's inaugural issuance of bills of exchange (B/Es). The B/Es are to be issued monthly on a revolving basis to institutional and high net-worth investors, with a total revolving credit of up to Baht 20,000 million. As at December 31, 2008 the remaining B/Es are as follows:

Issue date	Value (million)	Period (day)	Discount interest rate (per annum)	Maturity date
October 21, 2008	1,000	94	3.85%	January 23, 2009
November 25, 2008	1,000	94	3.51%	February 27,2009
December 23, 2008	1,000	94	2.73%	March 27, 2009
Total	3,000			

20. Bonds

Unsecured and unsubordinated bonds as at December 31, 2008 and 2007 comprised:

	Interest rates	Maturity dates	Consolidated and the Company 2008	2007
Maturity date within 3 years				
- Bonds Baht 3,500 million	4.88% per annum	February 12, 2010	3,500	3,500
- Bonds Baht 6,000 million *	6MFDR + 0.99%	June 15, 2010	6,000	6,000
Maturity date between 3-5 years				
- Bonds Baht 3,500 million	3.91% per annum	June 15, 2012	3,500	3,500
Maturity date over 5 years				
- Bonds Baht 2,500 million **	3.30% per annum	March 27, 2018	2,500	2,500
- Bonds Baht 3,000 million NC5 ***	5.13% per annum	June 15, 2022	3,000	3,000
		Total	18,500	18,500

* On September 4, 2007, the Company entered into Interest Rate Swap Contract (IRS) for bonds amounting to Baht 6,000 million with a financial institution to change the interest rate from fixed rate at 3.60% per annum to the floating rate at 6-month Fixed Deposit Rate plus 0.99% (6MFDR + 0.99%).

** On September 27, 2005, the Company had a Cross Currency Swap transaction with a bank to swap Baht for USD 60.82 million. Under this agreement, interest was charged at the rate of 3.85% per annum. Later, on May 2, 2007, the Company swapped the USD with the same bank for Baht 2,500 million. Under this agreement, interest is charged at the rate of 3.30% per annum until the expiry date.

*** NC5 (Non Call 5 years): the Company can redeem such debentures in the 5th year or in 2012.

21. Deferred Income

Deferred income comes from MGTC and TPC receiving advance payments for pipeline transportation from MOGE and PTTEPI receiving advance payments from PTT for natural gas that PTT did not receive in 2000 - 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Projects. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT receives of the gas in future years. Deferred income as at December 31, 2008 and 2007 comprised:

	2008	2007
Deferred income for the year 2000	2,307.92	2,766.65
Deferred income for the year 2001	226.51	293.01
Total	2,534.43	3,059.66

22. Provision for Employee Benefits

The reconciliation for the present value of the defined benefit plans is as follows:

	Consolidated	The Company
Present value of the defined benefit plans as at January 1, 2007	1,135.65	1,100.84
Current service cost	116.53	103.28
Interest cost	63.60	61.64
Present value of the defined benefit plans as at December 31, 2007	1,315.78	1,265.76
Current service cost	123.07	109.06
Interest cost	73.64	70.88
Present value of the defined benefit plan as at December 31, 2008	1,512.49	1,445.70

The reconciliation for the liabilities recognized in the balance sheets as at December 31, 2008 and 2007 is as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Present value of the defined benefit plans	1,512.49	1,315.78	1,445.70	1,265.76
Unrecognized transitional liabilities	(749.14)	(936.42)	(714.73)	(893.42)
Liabilities recorded in the balance sheets	763.35	379.36	730.97	372.34

Expenses recorded in the statement of income for the periods of nine months ended December 31, 2008 and 2007 are as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Current service cost	123.07	-	109.06	-
Interest cost	73.64	-	70.88	-
Transitional liabilities recognized during the period	187.28	-	178.69	-
Expenses recorded in the statement of income	383.99	-	358.63	-

Major Actuarial Assumptions

The Group's financial assumptions

	% per annum
Discount rate	5.6
Inflation rate	3.0
Credit interest rate on provident funds	4.5

The Group's demographic assumptions

- Mortality assumption: The mortality rate is from Thailand Mortality Ordinary 1997 (TMO97) issued by the Office of the Insurance Commission. The TMO97 contains the results of the most recent mortality investigation of policyholders in life insurance companies in Thailand. It is reasonable to assume that these rates would be reflective of the mortality experience of the working population in Thailand.

- Turnover rate assumption:

Age-related scale	% per annum
Prior to age 30	5.5
Age 30-39	2.5
Age 39 thereafter	1.0

The turnover rate above reflects the rate at which employees voluntarily resign from service. It does not include death, disability, and early retirement. The calculation for the employee benefits shall then be based on such assumptions.

23. Provision for Decommissioning Costs

Provision for decommissioning costs recognized by the Group as at December 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Balance at the beginning of the year	10,990.90	10,712.39	6,903.10	6,794.02
Currency translation differences	379.84	(692.09)	243.65	(438.47)
Additional provision	4,938.92	970.60	2,995.38	547.55
Balance at the end of the year	16,309.66	10,990.90	10,142.13	6,903.10

24. Share Capital

The Company's registered capital consists of 3,322 million ordinary shares at Baht 1 per share, or a total of Baht 3,322 million. On November 11, 2008, the Company registered the change in its issued and fully paid-up capital to be 3,307.08 million ordinary shares at Baht 1 per share, or a total of Baht 3,307.08 million. The details of the change in the issued and fully paid-up ordinary shares are as follows:

Unit: Million Shares

Ordinary shares issued and fully paid-up	
Balance as at December 31, 2006	3,286.00
share capital issued and paid-up	11.42
Balance as at December 31, 2007	3,297.42
share capital issued and paid-up	9.66
Balance as at December 31, 2008	3,307.08

The Company reserves 62 million ordinary shares for employees to purchase in accordance with warrants in the Employee Stock Ownership Plan or ESOP for 5 years. As at December 31, 2008, the employees had exercised the warrants to purchase 47.08 million shares and there were 14.92 million reserved shares outstanding. The details are as follows:

Date of warrants issued	Exercised price (Baht per share)	Exercised right Warrant per ordinary share	The number of allotted shares (million shares)	The number of reserved shares (million shares)
August 1, 2002*	22.2	1:5	9.78	0.22
August 1, 2003*	23.4	1:5	9.71	0.29
August 1, 2004	36.6	1:5	13.14	0.86
August 1, 2005	55.6	1:5	9.34	4.66
August 1, 2006	91.2	1:5	5.11	8.89
	Total		47.08	14.92

*As at December 31, 2008, the warrants issued on August 1, 2002 and 2003 had expired. The remaining warrants which cannot be exercised are 0.04 and 0.06 million shares respectively.

25. **Gain (Loss) on Foreign Exchange**

Gain (loss) on foreign exchange for the years ended December 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Realized gain (loss) on foreign exchange	495.11	197.90	15.00	270.11
Unrealized gain (loss) on foreign exchange	(377.12)	717.69	(192.50)	428.36
Total	117.99	915.59	(117.50)	698.47

26. **Other Revenues**

Other revenues for the years ended December 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Income from gas pipeline construction service	1,946.60	783.79	1,946.60	783.79
Rental revenues	61.17	89.95	20.56	18.83
Others	187.35	114.79	154.54	61.15
Total	2,195.12	988.53	2,121.70	863.77

27. **Petroleum Royalties and Remuneration**

Petroleum royalties and remuneration for the years ended December 31, 2008 and 2007 comprised:

	Consolidated		The Company	
	2008	2007	2008	2007
Petroleum royalties	16,186.42	11,253.53	9,973.54	6,203.69
Special remuneration benefits	1,141.74	1,275.63	-	-
Total	17,328.16	12,529.16	9,973.54	6,203.69

28. Earnings per Share

Basic earnings per share for the years ended December 31, 2008 and 2007 are calculated as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Net income attributable to shareholders (Million Baht)	41,674.84	28,455.39	34,361.97	19,754.97
Weighted average number of outside ordinary shares in issue (Million Shares)	3,301.73	3,290.41	3,301.73	3,290.41
Basic earnings per share (Baht)	12.62	8.65	10.41	6.00

A diluted earnings per share calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average share price of the Company's shares during the period) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchased" shares to be added to the outstanding ordinary shares outstanding to compute the dilution, no adjustment is made to the net income.

Diluted earnings per share for the years ended December 31, 2008 and 2007 are calculated as follows:

	Consolidated		The Company	
	2008	2007	2008	2007
Net income attributable to shareholders (Million Baht)	41,674.84	28,455.39	34,361.97	19,754.97
Net income used to determine diluted earnings per share (Million Baht)	41,674.84	28,455.39	34,361.97	19,754.97
Weighted average number of outside ordinary shares in issue (Million Shares)	3,301.73	3,290.41	3,301.73	3,290.41
Adjustments for share options (Million Shares)	5.65	7.56	5.65	7.56
Weighted average number of outside ordinary shares for diluted earnings per share (Million Shares)	3,307.38	3,297.97	3,307.38	3,297.97
Diluted earnings per share (Baht)	12.60	8.63	10.39	5.99

29. Segment Information

Primary reporting - business segments

	Consolidated financial statements for the year ended December 31, 2008						
	Exploration and production			Pipeline	Others	Inter-	Group's
		Other South	Middle East	South East		company	total
	Thailand	East Asia	and Others	Asia		Elimination	business
Revenues - Third parties	13,316.04	3,045.42	485.33	4,131.14	-	-	20,977.93
- Related parties	102,006.72	10,276.78	3,490.38	3,753.71	-	(3,753.71)	115,773.88
Other revenues - Third parties	108.02	-	-	-	262.68	(169.89)	200.81
- Related parties	-	-	-	-	1,946.60	-	1,946.60
Total Revenues	115,430.78	13,322.20	3,975.71	7,884.85	2,209.28	(3,923.60)	138,899.22
Operating expenses	7,331.63	4,492.79	540.36	211.74	1,844.20	(3,892.19)	10,528.53
Selling, general and administrative expenses	2,088.22	625.30	411.56	38.05	138.08	(96.47)	3,204.74
Exploration expenses							
- Amortization of dry hole and project	334.84	5,549.91	422.08	-	-	-	6,306.83
- Geological and geophysical	683.13	530.16	753.27	-	-	-	1,966.56
Depreciation, depletion and amortization	20,615.28	1,293.43	809.66	242.04	38.51	-	22,998.92
Royalties and remuneration	15,684.69	1,643.47	-	-	-	-	17,328.16
Derivative loss on hedging	904.49	-	-	-	-	-	904.49
Foreign exchange (gain) loss	469.56	(48.30)	9.60	-	(3.61)	-	427.25
Share of loss from associates	-	-	-	-	12.40	-	12.40
Total Expenses	48,111.84	14,086.76	2,946.53	491.83	2,029.58	(3,988.66)	63,677.88
Segment result	67,318.94	(764.58)	1,029.16	7,393.02	179.70	65.06	75,221.34
Depreciation - general							(291.18)
Selling, general and administrative expenses - general							(1,412.98)
Operating profit							73,517.18
Other income, net							47.70
Finance costs - Interest income							942.23
- Interest expenses							(829.95)
Gain on foreign exchange							545.25
Director's remuneration							(45.34)
Income before tax							74,177.07
Tax - Project	(29,347.12)	(1,605.62)	-	(2,207.48)	(70.36)		(33,230.58)
- Group							728.35
Net Income (Loss)	37,971.82	(2,370.18)	1,029.16	5,185.54	109.34		41,674.84
Assets							
Segment assets	148,049.69	28,086.28	11,108.77	5,425.10	2,634.65		195,304.49
Investments under equity method	-	-	-	-	384.34		384.34
Unallocated assets							42,578.53
Consolidated total assets							238,267.36
Liabilities							
Segment liabilities	73,610.74	4,936.25	2,341.81	1,729.25	880.86		83,498.91
Unallocated liabilities							20,664.63
Consolidated total liabilities							104,163.54
Capital Expenditures	40,807.91	17,497.28	5,627.10	244.85	292.07		64,469.21

(TRANSLATION)

Consolidated financial statements for the year ended December 31, 2007

	Exploration and Production			Pipeline	Others	Inter-	Group's
	Thailand	Other South East Asia	Middle East and Others	South East Asia		company Elimination	total business
Revenues - Third parties	11,609.58	1,491.77	372.69	3,295.05	-	-	16,769.09
- Related party	66,769.51	8,972.04	1,548.25	3,304.14	-	(3,304.14)	77,289.80
Other revenues - Third parties	-	-	-	-	225.33	(110.68)	114.65
Total Revenues	-	-	-	-	783.79	-	783.79
Operating expenses	78,379.09	10,463.81	1,920.94	6,599.19	1,009.12	(3,414.82)	94,957.33
Selling, general and administrative expenses	6,160.29	3,891.82	285.51	164.31	721.63	(3,420.38)	7,803.18
Exploration expenses	1,948.42	424.94	311.69	27.45	56.62	-	2,769.12
- Amortization of dry hole and project	231.31	1,590.15	138.40	-	-	-	1,959.86
- Geological and geophysical	282.79	548.64	751.54	-	-	-	1,582.97
Depreciation, depletion and amortization	14,601.32	664.62	560.71	241.78	39.37	-	16,107.80
Royalties and remuneration	11,179.94	1,349.22	-	-	-	-	12,529.16
Derivative loss on hedging	857.51	-	-	-	-	-	857.51
Foreign exchange (gain) loss	(595.50)	(0.56)	7.34	-	(0.59)	-	(589.31)
Share of loss from associates	-	-	-	-	21.97	-	21.97
Total Expenses	34,666.08	8,468.83	2,055.19	433.54	839.00	(3,420.38)	43,042.26
Segment result	43,713.01	1,994.98	(134.25)	6,165.65	170.12	5.56	51,915.07
Depreciation - general							(257.26)
Selling, general and administrative expenses - general							(564.07)
Operating profit							51,093.74
Other income, net							90.09
Finance costs - Interest income							810.02
- Interest expenses							(882.73)
Gain on foreign exchange							326.27
Director's remuneration							(36.31)
Income before tax							51,401.08
Tax - Project	(19,889.24)	(1,194.27)	1.33	(1,737.52)	(52.39)		(22,872.09
- Group							(73.60)
Net Income (Loss)	**23,823.77**	**800.71**	**(132.92)**	**4,428.13**	**117.73**		**28,455.39**
Assets							
Segment assets	119,541.18	23,976.18	8,198.62	5,250.29	1,604.58		158,570.85
Investments under equity method					396.74		396.74
Unallocated assets							31,071.55
Consolidated total assets							**190,039.14**
Liabilities							
Segment liabilities	57,439.23	5,005.11	870.96	1,781.39	560.42		65,657.11
Unallocated liabilities							17,595.20
Consolidated total liabilities							83,252.31
Capital Expenditures	**30,364.93**	**8,755.29**	**1,969.50**	**(468.76)**	**71.93**		**40,692.89**

The Group is organized into the following business segments:

- Exploration and production: The Group operates in oil and gas exploration and production both domestically and overseas, either as an operator or as a joint venture partner with international oil and gas companies. Most domestic projects are located in the Gulf of Thailand. Overseas projects are located in Southeast Asia, Middle East, North Africa, and Australia. As at the balance sheet date, the Group had 15 projects under production phase and 27 projects in development and exploration phases.
- Overseas pipelines: The Group has investments with their joint venture partners to operate pipelines to transport natural gas from the exploration and production projects where the Group has working interests i.e. the Yadana and Yetagun projects.
- Others: The Group's other operations consist mainly of investments in projects strategically connected to the energy business, which does not constitute a separately reportable segment.

Secondary reporting – geographical segments

The Group's two main business segments are managed on a worldwide basis. They are operated in three main geographical areas:

	Consolidated financial statements for the year ended December 31, 2008			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	13,316.04	7,176.56	485.33	20,977.93
- Related parties	102,006.72	10,276.78	3,490.38	115,773.88
Segment assets	150,684.34	33,511.38	11,108.77	195,304.49
Investments under equity method	384.34	-	-	384.34
Capital expenditures	41,099.98	17,742.13	5,627.10	64,469.21
Consolidated total assets	193,647.21	33,511.38	11,108.77	238,267.36

	Consolidated financial statements for the year ended December 31, 2007			
	Thailand	Other Southeast Asia	Middle East and others	Group
Revenues - Third parties	11,609.58	4,786.82	372.69	16,769.09
- Related parties	66,769.51	8,972.04	1,548.25	77,289.80
Segment assets	121,145.76	29,226.47	8,198.62	158,570.85
Investments under equity method	396.74	-	-	396.74
Capital expenditures	30,436.86	8,286.53	1,969.50	40,692.89
Consolidated total assets	152,614.05	29,226.47	8,198.62	190,039.14

30. Disclosure of Financial Instruments

Foreign Currency Risks

The Group is aware of the risks surrounding assets and liabilities denominated in foreign currencies, as a result, the Group has a policy of asset and liability management by which the structure and features of transactions regarding assets, liabilities and shareholders' equity are aligned with each other.

Interest Rate Risk

The Group is aware of the risks pertaining to financial assets and liabilities arising from fluctuations in the market interest rates and that could affect the operating results of the Group both in the current and the future periods. In order to hedge this interest rate risk, the Group has a policy of good management policy regarding assets and liabilities by which the structure and features of transactions related to assets, liabilities and shareholders' equity are aligned with each other, and interest rate swap agreements are utilized, as discussed in Note 20.

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from its carrying value.

The Company calculated the fair value of long-term liabilities with fixed rates of interest by using the discounted cash flow based on a discounted rate of borrowing with similar terms, while the cross currency interest and principal swaps were based on the quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows:

	As at December 31, 2008	
	Carrying amount	Fair value
Baht 2,500 million of unsecured and unsubordinated bonds	2,500.00	2,461.64
Baht 3,500 million of unsecured and unsubordinated bonds	3,500.00	3,637.58
Baht 12,500 million of unsecured and unsubordinated bonds		
- Tranche 1, Baht 6,000 million	6,000.00	5,913.35
- Tranche 2, Baht 3,500 million	3,500.00	3,497.28
- Tranche 3, Baht 3,000 million	3,000.00	2,975.93
Interest rate swap for Baht 2,500 million bonds	-	283.17
Interest rate swap for Baht 6,000 million bonds	-	103.32
Foreign Exchange Contract totaling of USD 42.20 million	1,479.07	1,475.49

31. Dividends

On March 28, 2008, the annual general meeting of the shareholders approved payment of a dividend for the year 2007 of Baht 3.28 per share to the Company's shareholders. The Company made an interim dividend payment to the shareholders, for the first half-year operations of 2007 at the rate of Baht 1.61 per share on August 27, 2007 and for the second half-year operations of 2007 at the rate of Baht 1.67 per share on April 11, 2008.

The Company has estimated the dividend to its shareholders for the year 2008 as Baht 5.42 per share. The Company made an interim dividend payment to the shareholders, for the first half-year operations of 2008 at the rate of Baht 2.86 per share on August 29, 2007 and still has to pay the dividend for the second half-year operations of 2008 at the rate of Baht 2.56 per share. This dividend will be paid upon approval by the annual general meeting of the shareholders.

32. Commitment and Contingent Liabilities

- Commitment for the operating leases – the Group as a lessee

  The future minimum lease payments for the non-cancellable operating leases as at December 31, 2008 and 2007 are as follows:

	Consolidated		The Company	
Payable within	2008	2007	2008	2007
1 year	2,575.98	2,263.52	2,163.51	1,566.12
2 to 5 years	8,125.68	8,167.52	7,663.51	7,380.29
Thereafter	23.44	108.73	22.02	107.03
Total	10,725.10	10,539.77	9,849.04	9,053.44

- Commitment from loan agreements

  As at December 31, 2008, the Company had a loan agreement with the Energy Complex Company Limited (EnCo), effective from February 15, 2008, with the loan limit of Baht 4,000 million. The agreement shall continue for 13 years in which the first loan repayment will be made on June 30, 2011. The total of loans provided by the Company as at December 31, 2008 was Baht 1,835 million.

- Contingent liabilities per the letters of guarantee

  As at December 31, 2008, the Company had contingent liabilities in the form of letters of guarantee amounting to Baht 1,363.83 million in the Company financial statements and Baht 2,729.85 million in the consolidated financial statements.

33. Significant Events during the period

On April 9, 2008, PTTEPI swapped its 20% participation interest in the Production Sharing Contract (PSC) in blocks M3 and M4 for CNOOC Myanmar Limited's A4 and C1 at the same participation interest. After the swap, the participation interests were as follows:

Blocks	Operator	Current Participation Interest (%)	New Participation Interest (%)
PTTEP International Limited (PTTEPI)			
M3 & M4	PTTEP International Limited	100	80
PTTEP Myanmar Limited (PTTEP MYA)			
A4 & C1	CNOOC Myanmar Limited	-	20

The swap will be fully effective upon receiving approval from the Myanmar government.

On December 23, 2008, PTTEP AP signed a Share Sales Agreement to purchase 100% of the shareholders' equity in Coogee Resources Limited (CRL). This company was established under the laws of Western Australia and is engaged in the investment and development of oil and gas exploration and production businesses in Australia. According to CRL's report for June 2008, the total proved reserves were 32 million barrels.

The 100% shareholders' equity in CRL was purchased at USD 170 million (which will be revalued when the agreement becomes effective). Loans after deducting cash and the cash equivalent (net debt) of CRL as at September 30, 2008 were about USD 243 million in which the enterprise value per barrel of oil equivalent for proved reserves estimated by PTTEP was USD 12.90 per barrels. Moreover, there is the potential for probable reserves of both oil and natural gas which can be developed in the future. The success of the purchase of CRL is based on the conditions precedent. The major conditions precedent are as follows:

1. PTTEP AP has to be allowed by Floating Production Storage and Offloading (FPSO), the lessor, to avoid default when the CRL's shareholders have changed.
2. PTTEP AP has to be allowed to delay the payment of all long tern loans to avoid the default.
3. There are no significant changes apart from what is stated in the Share Sales Agreement before the closing.

34. Reclassification

The financial statements for the period 2007 were reclassified to conform to the financial statements for the period 2008 and to align with the revised Accounting Standard No. 25 "Cash Flow Statements" which was effective on or after January 1, 2008.

35. Events after the Balance Sheet Date

The Board of Directors of the Company authorized for issue of these financial statements on February 17, 2009.

2. Management Discussion and Analysis of Operating Results in 2008

2.1 PTTEP Performance

Two thousand eight was a very challenging year for PTTEP due to the tough business environment. In 2008, the oil price was highly volatile as it moved from above 140 USD per barrel in the middle of the year to lower than 40 USD per barrel at the end of the year. The Thai political situation in 2008 was also somewhat unstable. In addition, the recent world economic crisis caused lower-than-expected energy demand. All of these factors affected PTTEP business as a whole. However, PTTEP has been striving to effectively deal with these challenges by reviewing organization structure and adjusting its business plan & strategy to correspond with the changing environment. This effort yielded impressive results in what was considered one of the best years for PTTEP as the total revenue for 2008 was 140,007 Million Baht and the net profit amounted to 41,675 Million Baht or 12.60 Baht per share diluted. The return of shareholders' equity was 35.

2008 PTTEP business results are summarized below:

Exploration and Appraisal: PTTEP succeeded in discovering petroleum in 28 wells out of a total of 43 exploration and appraisal wells drilled in 2008 which is equivalent to the drilling success ratio 28:43 or 65%. A key exploration success in 2008 was the Pailin Project where petroleum was discovered in all 7 exploration and appraisal wells drilled in 2008. However, there were a total of 15 wells written off in 2008 with a total expenditure amounting to 6,198 Million Baht. Regarding well write offs, PTTEP would, in general, write off wells which contain non-commercial amounts of petroleum resources/reserves. Nevertheless, PTTEP benefits from using data from written off wells to further study and get a clearer picture of the field's petroleum system which may lead to petroleum discovery in other areas of the field.

Development: PTTEP accelerated the development of various projects to start up as planned. For the MTJDA B-17, the project successfully installed major facilities including 4 wellhead platforms, 1 central processing platform jacket, 1 living quarters platform deck and jacket, and 12 development wells. In addition, PTTEP also succeeded in reaching agreement with PTT on key contents of the supplementary gas sales agreement and is now in the process of concluding the supplementary gas sales agreement. For Greater Bongkot South development, PTTEP completed awarding contracts for all major facilities including the central processing platform, living quarters, and wellhead platforms. The construction work was started as planned. For M9 & M 11, in 2008, the Myanmar government approved the development plan and also the production area for M9 development. In addition, PTTEP and Myanmar Oil & Gas Enterprise signed the Heads of Agreement (HOA) with PTT in June 2008. PTTEP is now in the process of preparing the gas sales agreement for M9 with PTT. Regarding the development of other projects, Algeria 433a & 416b Project received an approval on the final discovery report (FDR) /or the outlined development plan of Bir Seba field from the Algerian government. The basic and front-end engineering, engineering procurement and the construction contracts of production facilities are planned to start in 2009. Production is expected to start in 2012.

Production: PTTEP managed its projects to meet its production targets. In 2008, PTTEP officially started production from 3 projects including Arthit, Vietnam 9-2, and G4/43. For Arthit, the project started gas production on March 26, 2008 at 80 Million Standard Cubic Feet per Day (MMSCFD) and increased production to reach the daily contractual quantity (DCQ) at 330 MMSCFD in April 2008. So far, in 2008, the project succeeded in maintaining its production target. For the G4/43 Project, the production was started up in January 2008. The average crude and natural gas production at present is around 10,000 BPD and 10 MMSCFD respectively. Finally, the Vietnam 9-2 commenced production of crude oil and natural gas from Ca Ngu Vang (CNV) oil field on July 25, 2008 with the approximate flow rate of 8,000 BPD and 20 MMSCFD respectively. The project now produces crude oil at approximately 12,000 BPD and natural gas at 30 MMSCFD. All production start ups in 2008 have successfully created value for PTTEP from existing assets as per Company target.

Sales: PTTEP's sales volume averaged 219,314 barrels of oil equivalent per day (BOED) in 2008, higher than the average sales volume of 2007 of 179,767 BOED by approximately 22%. The increase mainly resulted from 3 new producing assets and an increased sales volume from Oman 44 Project. However, the average sales volume of 2008, 219,314 BOED, was still lower by 2% than the sales target of 223,334 BOED which was initially set at the beginning of 2008. The reason for the deviation from the sales target was due to the delay in Arthit North production start up which was shifted to 2009.

Investment: PTTEP continued to expand its investment in various regions aligned with the investment strategy. In January 2008, PTTEP entered into a farm-in agreement for Blocks 17 and 18, located offshore of the People's Republic of Bangladesh with a 30% participation interest. In addition, in November 2008, PTTEP and the joint ventures succeeded in bidding for the petroleum exploration block Semai II in Indonesia with a 33.33% participation interest. The Murphy Oil Cooperation is the operator of the field. Regarding the investment in Australia which is a high petroleum potential country, PTTEP and the joint venture were awarded the concession block WA-423-P in Australia. The joint ventures comprise Murphy Australia Oil Pty Ltd. (Operator) and PTTEP with the participation interests of 70% and 30% respectively. In addition, PTTEP signed the Share Sales Agreement to purchase 100% shareholders' equity in Coogee Resources Limited or CRL. The company was established under the laws of Western Australia and is engaged in investment and development of oil and gas exploration and production businesses in Australia. The overall success of investments in various regions is well-aligned with PTTEP investment strategy

To develop business opportunities to drive long term growth, PTTEP signed the memorandum of understanding (MOU) with Golar LNG Limited to collaboratively conduct a study on the investment in stranded gas fields which could deploy the FLNG (Floating Liquefied Natural Gas production) technology to commercialize stranded gas economically. Commercializing stranded gas is considered a critical move in the natural gas industry because it is clean energy and there are large amounts of remaining reserves around the world. This also helps strengthen the nation's energy security and is well aligned with the future PTT LNG importation plan.

Capability Development: PTTEP continuously strived to improve human resources capabilities through various initiatives. One of the efforts in 2008 was to adopt the activity based manpower planning concept in preparing a long term manpower plan for key operating assets. The objective is to improve the manpower plan to align well with Company work plans and activities. PTTEP was also very active in personnel recruitment to support company growth. In addition, to develop its people to reach maximum potential, in 2008, PTTEP extensively used the Competency Management System as a tool to assess and design comprehensive programs to develop its people. In addition, the Technical Career Ladder (TCL) system was also introduced in PTTEP. This system helps improve the career development of technical personnel to be able to progress on their professional career path to the equivalent of Management positions. PTTEP believes these comprehensive capability development programs will attract high potential staff to join PTTEP both from internal and external sources.

To strengthen organization capability, PTTEP revised its organization structure to correspond with the Company strategy. The Business Development Group was established as a separate unit reporting to the CEO in order to drive the Company's aggressive growth target. In addition, the Asset Divisions were also restructured for integrated work planning and optimizing resource allocation. In addition, in 2008, PTTEP executives collectively reviewed and further refined corporate directions and strategy up to 2020. They also constantly reviewed and adjusted the strategy and work plan to correspond with the changing working environment. Moreover, PTTEP also strengthened its work planning along with the KPI setting processes to be able to effectively monitor and adjust the performance to achieve the set direction and target. Finally, PTTEP also periodically reviewed its investment portfolio and aligned the country strategy to set comprehensive investment strategies in each region.

2.2 Results of Operations

PTTEP launched the Short-term Financing Program ("PF") in April 2008 which involved the company's inaugural issuance of Bills of Exchange (B/Es) via Public Offering to institutional and high net-worth investors. B/Es are to be issued monthly on a revolving basis, whereby biddings are conducted on the third Thursday of every month to select the Arranger/Paying Agent bank offering the best discount rate. As of December 31, 2008 the outstanding face value of B/Es was 3,000 million Baht with interest rate 2.73 – 3.85. The Resolution of the Board of Directors' meeting in the year 2005 approved the Company to issue bills of exchange (B/Es) with a total revolving credit of up to Baht 20,000 million.

On November 11, 2008 the Company registered the change in its registered paid-up capital from Baht 3,306.77 million to Baht 3,307.08 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 311,200 shares at the par value of Baht 1 per share resulting in a total of 311,200 Baht. As of December 31, 2008 the outstanding number of warrants was 2.88 million units (1 unit of warrant = 5 units of common shares)

Detailed discussion of financial results for the two years and quarters ending 31 December 2008 is below:

2.2.1. Results of Operations – Full Year Comparison

Earnings summary	For the year	
(Unit : Millions of Baht excepting Baht per share amounts)	**2008**	**2007**
Income from continuing operations		
Exploration and production	36,631	24,491
Pipelines	5,186	4,428
Others	(142)	(464)
Total net income	**41,675**	**28,455**
Diluted earnings per share – from continuing operations	12.60	8.63
Total Revenues - from continuing operations	140,007	96,773
Sales Revenue	132,621	90,764

For the results of operations for the year 2008, PTTEP and its subsidiaries' totaled a net profit of Baht 41,675 million or Baht 12.60 per share-diluted, an increase of Baht 13,220 million or 46% when compared with 2007's net profit of Baht 28,455 million or Baht 8.63 per share-diluted. Return on shareholder's equity for 2008 was 35%.

For 2008, total revenues of PTTEP and its subsidiaries amounted to Baht 140,007 million, an increase of Baht 43,234 million or 45% when compared with last year (Baht 96,773 million). This increase was mainly due to higher sales of petroleum of Baht 41,857 million or 46%, resulting from (1) the higher average petroleum sales price for the year 2008, which rose to USD 49.69 per BOE compared with last year at USD 39.78 per BOE; however the average sales exchange rate for this year decreased to Baht 33.25 per USD from last year's Baht 34.77 per USD as a result of the strengthened Baht, and (2) the higher sales volume for the this year to 219,314 BOED compared with the last year of 179,767 BOED. This increased volume mainly came from (1) petroleum sales volume from the Arthit, G4/43 and Vietnam 9-2 projects, which started production this year (2) increased petroleum sales volumes from the Oman 44 project, while (3) the crude oil sales of the B8/32&9A project and natural gas sales of the Yadana and Yetagun projects decreased.

PTTEP and subsidiaries collected higher revenue from pipeline transportation, which was proportionally recorded from Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC). Also, there was increased other income from construction service on the Arthit gas export pipeline to customers.

PTTEP and subsidiaries recognized a foreign exchange gain of Baht 118 million for the year 2008, a decrease of Baht 798 million or 87% when compared with Baht 916 million for the last year. This decrease was because of the change in the value of the Baht against the USD.

PTTEP and subsidiaries incurred expenses for 2008 amounting to Baht 65,000 million, an increase of Baht 20,511 million or 46% when compared with Baht 44,489 million for the last year. This increase was the result of the following:

(1) Higher depreciation and amortization expenses, mainly from the projects which started production this year (Arthit, Vietnam 9-2 and G4/43 projects), as well as increased depreciation of B8/32&9A and Bongkot projects as a result of their additional oil and gas properties.
(2) Higher petroleum royalties and remuneration resulting from increased sales revenues.
(3) Rising exploration expenses, mainly due to the write-off of dry wells under the projects in Myanmar, Vietnam 16-1 and Algeria 433a&416b projects, as well as Geology and Geophysics study costs from the A4,5&6/48, L21, 28 & 29/48 and projects in Myanmar. Also, there was a write-off of B13/38 project.
(4) Increased operating expenses from (1) increased operating expenses of the Arthit and Oman 44 projects which increased their operation activities (2) construction service on the Arthit gas export pipeline (3) increased operating expenses and maintenance costs of the Yadana, Yetagun and B8/32&9A projects, while (4) operating expenses of the Nang Nuan project decreased due to the fact that its production had been suspended in the latter part of August 2007.
(5) Increased selling, general administrative expenses, mainly from recognition of provision for employee benefits and general administrative expenses from the Arthit project, which increased its number of operation activities.

PTTEP and subsidiaries incurred higher income tax expenses of Baht 9,556 million based on the higher petroleum taxable profits.

2.2.2. Results of Operations - Quarterly Comparison

Earnings summary (Unit: Millions of Baht, except for Baht per share amounts)	3rd Quarter 2008	4th Quarter 2008	4th Quarter 2007
Income from continuing operations			
Exploration and production	11,921	5,277	6,673
Pipelines	1,123	1,423	1,134
Others	(47)	89	(327)
Total net income	**12,997**	**6,789**	**7,480**
Diluted earnings per share	3.93	2.05	2.26
Total Revenues	38,748	31,313	28,514
Total Sales Revenues	40,657	28,746	26,840

Fourth Quarter of 2008 compared with Fourth Quarter of 2007

For the results of operations in the fourth quarter of 2008, PTTEP and subsidiaries' net profit was Baht 6,789 million or Baht 2.05 per share-diluted, a decrease of Baht 691 million or 9% from the same period last year, in which net profit was Baht 7,480 million or Baht 2.26 per share-diluted. The returns on shareholders' equity for this quarter were 21%.

For this quarter, the total revenue was Baht 31,313 million, an increase of Baht 2,799 million or 10% from the same period last year at Baht 28,514 million. The increase was mainly due to the higher sales revenue of Baht 1,906 million, resulting from (1) the higher sales volume in this quarter rose to 221,095 barrels of oil equivalent per day (BOED) against the same period last year at 184,867 BOED which mainly came from natural gas and condensate sales volume from the Arthit project and from crude oil and natural gas sales volume from Vietnam 9-2 and G4/43 projects, which started production this year, while there was a slight decrease of natural gas sales volume from the Bongkot, Pailin and Yadana projects and a petroleum sales volume from the B8/32&9A project (2) the decrease of the average petroleum sales price to USD 40.89 per BOE against the same period last year at USD 46.28 per BOE.

PTTEP and subsidiaries incurred expenses in this quarter of Baht 18,395 million, an increase of Baht 4,206 million or 30% from the same period last year at Baht 14,189 million. This increase was the net effect of

(1) Higher exploration expenses, mainly due to the write-off of dry wells under the projects in Myanmar and Merangin-1, including the slightly higher Geology and Geophysics study costs, resulting in a higher level of activities.
(2) Higher depreciation and amortization expenses, mainly from the Arthit, Vietnam 9-2 and G4/43 projects, which started production this year, as well as increased depreciation of Pailin projects as a result of their additional oil and gas properties.
(3) Rising operating expenses, mainly due to (1) increased operating expenses of the Arthit and Vietnam 9-2 projects from their expanded operation activities (2) increased expenses from the construction of the gas export pipeline to customers for Arthit project and (3) increased operating expenses from the projects B8/32 & 9A and Yetagun & Yadana.
(4) Increased selling, general administrative expenses, primarily from recognition of the provisions for employees.

Fourth Quarter of 2008 compared with Third Quarter of 2008

For the results of operations in the fourth quarter of 2008, PTTEP and its subsidiaries' net profit was Baht 6,789 million or Baht 2.05 per share-diluted, a decrease of Baht 6,195 million or 48% from the previous quarter's net profit of Baht 12,984 million or Baht 3.92 per share-diluted.

- 7- / *For this ...*

For this quarter, the total revenue was Baht 31,313 million, the decrease of Baht 11,121 million or 26% from the previous quarter at Baht 42,434 million. The decrease was mainly due to (1) the decrease of the average petroleum sales price to USD 40.89 per BOE against the previous quarter at USD 54.52 per BOE while the average selling exchange rate in the current quarter increased to Baht 34.56 per USD against the rate of the previous quarter of Baht 33.65 per USD and (2) the decrease of 221,095 BOED of the petroleum sales volumes in this quarter compared to 240,839 BOED sales volumes of the previous quarter as a result of the decrease of natural gas and condensate sales volumes of Arthit, Bongkot and Pailin projects while there was an increase from the crude oil and natural gas sales volumes from Vietnam 9-2 and from the natural gas and condensate sales volumes from Oman 44 project.

In this quarter, PTTEP and subsidiaries' other income increased Baht 944 million because of construction service on the Arthit gas export pipeline to customers.

For this quarter, PTTEP and subsidiaries recognized a foreign exchange loss of Baht 244 million; meanwhile, the previous quarter, PTTEP and subsidiaries recognized a foreign exchange gain of Baht 194 million. These gains and losses on foreign exchange were because of the change in the value of the Baht against the USD.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 18,395 million, the decrease of Baht 249 million from the previous quarter of Baht 18,644 million. The decrease was mainly the net effect of the following:

(1) Decreased petroleum royalties and remuneration resulting from decreased sales revenues.
(2) Increased operating expenses from construction service on the Arthit gas export pipeline.
(3) Increased exploration expenses resulting from the Geology and Geophysics study costs for the A4, A5 & A6/48 project.

2.3 Financial position

	31 December	
(Unit: Million Baht)	2008	2007
Total Assets	238,267	190,039
Total Liabilities	104,163	83,252
Total Shareholders' Equity	134,104	106,787

As of December 31, 2008, PTTEP and subsidiaries commanded total assets of Baht 238,267 million, an increase of Baht 48,228 million, or 25% higher than at the total at the end of 2007. This increase was mainly due to (1) higher cash and cash equivalents of Baht 19,982 million from operating activities and B/Es issuance (2) the increase of Baht 24,321 million in oil and gas properties for production, mainly from MTJDA-B17, Arthit, Pailin, Bongkot and B8/32&9A projects, and (3) the increase of a long term loan to Energy Complex Co., Ltd. amounting to Baht 1,235 million.

- 8 - / *Most current ...*

Most current assets as of December 31, 2008 were in cash and cash equivalents, parent company receivables and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under Property, Plant, and Equipment, and (2) investments in associated companies, namely Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under Investments in Associates.

PTTEP and subsidiaries had total liabilities of Baht 104,163 million or Baht 20,911 million higher than the total at the end of 2007, mainly due to income tax payable and the B/Es issuance as mentioned above.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of December 31, 2008, the total number of shares exercised was 47.08 million shares and the outstanding number of warrants was 2.88 million units.

For the year ended December 31, 2008, PTTEP and subsidiaries had a net cash flow from operations of Baht 82,494 million. The majority of this was cash received from sales revenue.

PTTEP and subsidiaries commanded a net cash flow used in investment activities of Baht 50,277 million, mainly resulting from (1) the higher investment in oil and gas properties for production from MTJDA-B17, Arthit, Pailin, Bongkot, and B8/32&9A projects (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 1,235 million.

PTTEP and subsidiaries had a net cash flow used in financing activities of Baht 12,235 million as follows: (1) dividend payment to shareholders for the second half of 2007, Baht 1.67 per share and dividend payment to shareholders for the fist half of 2008, Baht 2.86 per share, amounting to Baht 14,964 million (2) interest paid of Baht 750 million (3) net cash received from the B/Es issuance of Baht 2,906 million and (4) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 573 million.

As of December 31, 2008, PTTEP and subsidiaries had cash and cash equivalents of Baht 43,995 million, an increase of Baht 19,982 million from the end of 2007.

2.4 Adoption of New and Revised Accounting Standard

The Federation of Accounting Professions (FAP) issued Notification to adopt the new and revised Thai Accounting Standards as the replacement of the amended ones. These standards have been published in the Royal Gazette as follows:

- 9 - / *TAS 25 ...*

TAS 25 (revised in 2007)	Cash Flow Statements
TAS 29 (revised in 2007)	Leases
TAS 31 (revised in 2007)	Inventories
TAS 33 (revised in 2007)	Borrowing Costs
TAS 35 (revised in 2007)	Presentation of Financial Statement
TAS 39 (revised in 2007)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41 (revised in 2007)	Interim Financial Reporting
TAS 43 (revised in 2007)	Business Combinations
TAS 49 (revised in 2007)	Construction Contracts
TAS 51	Intangible Assets

The new and revised Thai Accounting Standards have become effective for the accounting period starting on or after January 1, 2008 with the exception of TAS 29 Leases which will be effective for all lease types with the lease period starting on or after January 1, 2008. The adoption of such standards has no significant impact to the PTTEP and subsidiaries' financial statements.

The revised Thai Accounting Standards which have been published in the Royal Gazette and have become effective for the accounting period starting on or after January 1, 2009 are as follows:

TAS 36 (revised in 2007)	Impairment of Assets
TAS 54 (revised in 2007)	Non-Current Assets Held for Sale and Discontinued Operations

Company management has assessed the effect of these revised accounting standards and believes that they will not have any significant impact on PTTEP and subsidiaries' financial statements.

2.5 Impact on Operational Results

The 2008 global financial crisis has made an impact on the world economy as a whole. It also consequently affected a decrease in oil price and its demand all over the world. As for Thailand, this situation results in the lower-than-expected national gas demand and petroleum products prices. These factors, hence, affected PTTEP's sales volume, product prices, and overall performance, particularly in the 4th quarter, to be lower than the projection.

In addition, the world financial crisis and the slump in petroleum demand and product price also caused a decrease in market values of oil companies over the world. Many companies may also slow down or hold up the investment on petroleum exploration and production projects as result of a sub-commercial return on the project. As result of the aforesaid factors, the downward trend in prices of goods & services for E&P industry can be also expected.

In 2008, PTTEP constantly reviewed and revisited its strategy to deal with these challenges and came up with action plans on both Asset Management and Growth aspects as follows.

- **Asset Management**- PTTEP has periodically reviewed the investment plans of existing assets and considered rescheduling investment in some assets to best optimize the asset value. Besides, PTTEP would focus on operating cost optimization through various initiatives i.e. optimizing procurement spending by effectively defining product quantity and time to procure to fit with the market situations. Moreover, PTTEP also applied the "Capital Project Management" initiative for high investment projects to improve project management performance. Finally, PTTEP adopted the "Operational Excellence" concept to improve overall efficiency of production and operation activities.
- **Growth** - The economic crisis and the downward trend of the oil price has caused the decrease in market value of many oil & gas companies. This is a good opportunity for PTTEP to find good M&A which can create value in the long term. PTTEP, hence, would focus on pursuing M&A opportunities which aligned with the investment strategy. In addition, due to lower product price, PTTEP would rather focus on business development in conventional E&P projects which is aligned with the investment strategy. PTTEP would carefully consider and may hold up unconventional E&P opportunities with high investment and unit costs e.g. heavy oil, etc.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

Unit : Baht

	Consolidated			
	For the fourth quarter		For the year	
	2008	2007	2008	2007
Revenues				
Sales	28,745,989,777	26,839,764,593	132,620,657,176	90,763,839,894
Revenue from pipeline transportation	1,178,540,698	799,948,335	4,131,144,739	3,295,046,779
Other revenues				
Gain on foreign exchange	-	53,176,177	117,995,132	915,589,977
Interest income	302,663,674	188,370,190	942,229,325	810,016,595
Other revenues	1,080,230,623	630,503,616	2,195,116,629	988,530,677
Gain from equity affiliates	5,490,759	2,263,015	-	-
Total revenues	**31,312,915,531**	**28,514,025,926**	**140,007,143,001**	**96,773,023,922**
Expenses				
Operating expenses	3,266,893,703	2,249,694,622	10,528,529,760	7,803,174,864
Exploration expenses	3,590,006,659	1,404,459,816	8,273,388,955	3,542,833,456
Selling, general and administrative expenses	1,533,263,176	1,017,406,954	4,617,716,484	3,333,182,967
Petroleum royalties and remuneration	3,399,310,808	3,895,657,178	17,328,157,956	12,529,163,938
Depreciation, depletion and amortization	6,337,812,444	4,735,892,907	23,290,105,559	16,365,064,534
Loss on foreign exchange	243,506,721	-	-	-
Derivative loss (gain) on hedging	(9,433,044)	857,514,912	904,488,124	857,514,912
Director's remuneration	33,549,936	27,827,976	45,335,561	36,312,812
Loss from equity affiliates	-	-	12,402,173	21,965,559
Total expenses	**18,394,910,403**	**14,188,454,365**	**65,000,124,572**	**44,489,213,042**
Income before interest and income taxes	**12,918,005,128**	**14,325,571,561**	**75,007,018,429**	**52,283,810,880**
Interest expenses	219,138,505	177,240,045	829,953,222	882,727,701
Income taxes	5,909,564,535	6,667,943,984	32,502,229,315	22,945,693,635
Net income	**6,789,302,088**	**7,480,387,532**	**41,674,835,892**	**28,455,389,544**
Earnings per share				
Basic earnings per share	2.05	2.27	12.62	8.65
Diluted earnings per share	2.05	2.26	12.60	8.63

(Audited Yearly F/S and Consolidated F/S (F45-3))

Reports: Audited yearly and consolidated statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

Audited
(In thousands)
Ending 31 December

The Consolidated Financial Statement

Year	For year 2008	2007
Net profit (loss)	41,674,836	28,455,390
EPS (baht)	12.62	8.65

The Company Financial Statement

Year	For year 2008	2007
Net profit (loss)	34,361,966	19,754,970
EPS (baht)	10.41	6.00

Auditors Opinion:
Unqualified Opinion

Comment: 1. Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ______________________

(Anon Sirisaengtaksin)
Position Chief Executive Officer

Authorized to sign on behalf of the company

2. Management Discussion and Analysis of Operating Results in 2008

2.1 PTTEP Performance

Two thousand eight was a very challenging year for PTTEP due to the tough business environment. In 2008, the oil price was highly volatile as it moved from above 140 USD per barrel in the middle of the year to lower than 40 USD per barrel at the end of the year. The Thai political situation in 2008 was also somewhat unstable. In addition, the recent world economic crisis caused lower-than-expected energy demand. All of these factors affected PTTEP business as a whole. However, PTTEP has been striving to effectively deal with these challenges by reviewing organization structure and adjusting its business plan & strategy to correspond with the changing environment. This effort yielded impressive results in what was considered one of the best years for PTTEP as the total revenue for 2008 was 140,007 Million Baht and the net profit amounted to 41,675 Million Baht or 12.60 Baht per share diluted. The return of shareholders' equity was 35.

2008 PTTEP business results are summarized below:

Exploration and Appraisal: PTTEP succeeded in discovering petroleum in 28 wells out of a total of 43 exploration and appraisal wells drilled in 2008 which is equivalent to the drilling success ratio 28:43 or 65%. A key exploration success in 2008 was the Pailin Project where petroleum was discovered in all 7 exploration and appraisal wells drilled in 2008. However, there were a total of 15 wells written off in 2008 with a total expenditure amounting to 6,198 Million Baht. Regarding well write offs, PTTEP would, in general, write off wells which contain non-commercial amounts of petroleum resources/reserves. Nevertheless, PTTEP benefits from using data from written off wells to further study and get a clearer picture of the field's petroleum system which may lead to petroleum discovery in other areas of the field.

Development: PTTEP accelerated the development of various projects to start up as planned. For the MTJDA B-17, the project successfully installed major facilities including 4 wellhead platforms, 1 central processing platform jacket, 1 living quarters platform deck and jacket, and 12 development wells. In addition, PTTEP also succeeded in reaching agreement with PTT on key contents of the supplementary gas sales agreement and is now in the process of concluding the supplementary gas sales agreement. For Greater Bongkot South development, PTTEP completed awarding contracts for all major facilities including the central processing platform, living quarters, and wellhead platforms. The construction work was started as planned. For M9 & M 11, in 2008, the Myanmar government approved the development plan and also the production area for M9 development. In addition, PTTEP and Myanmar Oil & Gas Enterprise signed the Heads of Agreement (HOA) with PTT in June 2008. PTTEP is now in the process of preparing the gas sales agreement for M9 with PTT. Regarding the development of other projects, Algeria 433a & 416b Project received an approval on the final discovery report (FDR) /or the outlined development plan of Bir Seba field from the Algerian government. The basic and front-end engineering, engineering procurement and the construction contracts of production facilities are planned to start in 2009. Production is expected to start in 2012.

Production: PTTEP managed its projects to meet its production targets. In 2008, PTTEP officially started production from 3 projects including Arthit, Vietnam 9-2, and G4/43. For Arthit, the project started gas production on March 26, 2008 at 80 Million Standard Cubic Feet per Day (MMSCFD) and increased production to reach the daily contractual quantity (DCQ) at 330 MMSCFD in April 2008. So far, in 2008, the project succeeded in maintaining its production target. For the G4/43 Project, the production was started up in January 2008. The average crude and natural gas production at present is around 10,000 BPD and 10 MMSCFD respectively. Finally, the Vietnam 9-2 commenced production of crude oil and natural gas from Ca Ngu Vang (CNV) oil field on July 25, 2008 with the approximate flow rate of 8,000 BPD and 20 MMSCFD respectively. The project now produces crude oil at approximately 12,000 BPD and natural gas at 30 MMSCFD. All production start ups in 2008 have successfully created value for PTTEP from existing assets as per Company target.

Sales: PTTEP's sales volume averaged 219,314 barrels of oil equivalent per day (BOED) in 2008, higher than the average sales volume of 2007 of 179,767 BOED by approximately 22%. The increase mainly resulted from 3 new producing assets and an increased sales volume from Oman 44 Project. However, the average sales volume of 2008, 219,314 BOED, was still lower by 2% than the sales target of 223,334 BOED which was initially set at the beginning of 2008. The reason for the deviation from the sales target was due to the delay in Arthit North production start up which was shifted to 2009.

Investment: PTTEP continued to expand its investment in various regions aligned with the investment strategy. In January 2008, PTTEP entered into a farm-in agreement for Blocks 17 and 18, located offshore of the People's Republic of Bangladesh with a 30% participation interest. In addition, in November 2008, PTTEP and the joint ventures succeeded in bidding for the petroleum exploration block Semai II in Indonesia with a 33.33% participation interest. The Murphy Oil Cooperation is the operator of the field. Regarding the investment in Australia which is a high petroleum potential country, PTTEP and the joint venture were awarded the concession block WA-423-P in Australia. The joint ventures comprise Murphy Australia Oil Pty Ltd. (Operator) and PTTEP with the participation interests of 70% and 30% respectively. In addition, PTTEP signed the Share Sales Agreement to purchase 100% shareholders' equity in Coogee Resources Limited or CRL. The company was established under the laws of Western Australia and is engaged in investment and development of oil and gas exploration and production businesses in Australia. The overall success of investments in various regions is well-aligned with PTTEP investment strategy

To develop business opportunities to drive long term growth, PTTEP signed the memorandum of understanding (MOU) with Golar LNG Limited to collaboratively conduct a study on the investment in stranded gas fields which could deploy the FLNG (Floating Liquefied Natural Gas production) technology to commercialize stranded gas economically. Commercializing stranded gas is considered a critical move in the natural gas industry because it is clean energy and there are large amounts of remaining reserves around the world. This also helps strengthen the nation's energy security and is well aligned with the future PTT LNG importation plan.

Capability Development: PTTEP continuously strived to improve human resources capabilities through various initiatives. One of the efforts in 2008 was to adopt the activity based manpower planning concept in preparing a long term manpower plan for key operating assets. The objective is to improve the manpower plan to align well with Company work plans and activities. PTTEP was also very active in personnel recruitment to support company growth. In addition, to develop its people to reach maximum potential, in 2008, PTTEP extensively used the Competency Management System as a tool to assess and design comprehensive programs to develop its people. In addition, the Technical Career Ladder (TCL) system was also introduced in PTTEP. This system helps improve the career development of technical personnel to be able to progress on their professional career path to the equivalent of Management positions. PTTEP believes these comprehensive capability development programs will attract high potential staff to join PTTEP both from internal and external sources.

To strengthen organization capability, PTTEP revised its organization structure to correspond with the Company strategy. The Business Development Group was established as a separate unit reporting to the CEO in order to drive the Company's aggressive growth target. In addition, the Asset Divisions were also restructured for integrated work planning and optimizing resource allocation. In addition, in 2008, PTTEP executives collectively reviewed and further refined corporate directions and strategy up to 2020. They also constantly reviewed and adjusted the strategy and work plan to correspond with the changing working environment. Moreover, PTTEP also strengthened its work planning along with the KPI setting processes to be able to effectively monitor and adjust the performance to achieve the set direction and target. Finally, PTTEP also periodically reviewed its investment portfolio and aligned the country strategy to set comprehensive investment strategies in each region.

2.2 Results of Operations

PTTEP launched the Short-term Financing Program ("PF") in April 2008 which involved the company's inaugural issuance of Bills of Exchange (B/Es) via Public Offering to institutional and high net-worth investors. B/Es are to be issued monthly on a revolving basis, whereby biddings are conducted on the third Thursday of every month to select the Arranger/Paying Agent bank offering the best discount rate. As of December 31, 2008 the outstanding face value of B/Es was 3,000 million Baht with interest rate 2.73 – 3.85. The Resolution of the Board of Directors' meeting in the year 2005 approved the Company to issue bills of exchange (B/Es) with a total revolving credit of up to Baht 20,000 million.

On November 11, 2008 the Company registered the change in its registered paid-up capital from Baht 3,306.77 million to Baht 3,307.08 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 311,200 shares at the par value of Baht 1 per share resulting in a total of 311,200 Baht. As of December 31, 2008 the outstanding number of warrants was 2.88 million units (1 unit of warrant = 5 units of common shares)

- 4 - / *Detailed ...*

Detailed discussion of financial results for the two years and quarters ending 31 December 2008 is below:

2.2.1. Results of Operations – Full Year Comparison

Earnings summary	For the year	
(Unit : Millions of Baht excepting Baht per share amounts)	**2008**	**2007**
Income from continuing operations		
Exploration and production	36,631	24,491
Pipelines	5,186	4,428
Others	(142)	(464)
Total net income	**41,675**	**28,455**
Diluted earnings per share – from continuing operations	12.60	8.63
Total Revenues - from continuing operations	140,007	96,773
Sales Revenue	132,621	90,764

For the results of operations for the year 2008, PTTEP and its subsidiaries' totaled a net profit of Baht 41,675 million or Baht 12.60 per share-diluted, an increase of Baht 13,220 million or 46% when compared with 2007's net profit of Baht 28,455 million or Baht 8.63 per share-diluted. Return on shareholder's equity for 2008 was 35%.

For 2008, total revenues of PTTEP and its subsidiaries amounted to Baht 140,007 million, an increase of Baht 43,234 million or 45% when compared with last year (Baht 96,773 million). This increase was mainly due to higher sales of petroleum of Baht 41,857 million or 46%, resulting from (1) the higher average petroleum sales price for the year 2008, which rose to USD 49.69 per BOE compared with last year at USD 39.78 per BOE; however the average sales exchange rate for this year decreased to Baht 33.25 per USD from last year's Baht 34.77 per USD as a result of the strengthened Baht, and (2) the higher sales volume for the this year to 219,314 BOED compared with the last year of 179,767 BOED. This increased volume mainly came from (1) petroleum sales volume from the Arthit, G4/43 and Vietnâm 9-2 projects, which started production this year (2) increased petroleum sales volumes from the Oman 44 project, while (3) the crude oil sales of the B8/32&9A project and natural gas sales of the Yadana and Yetagun projects decreased.

PTTEP and subsidiaries collected higher revenue from pipeline transportation, which was proportionally recorded from Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC). Also, there was increased other income from construction service on the Arthit gas export pipeline to customers.

PTTEP and subsidiaries recognized a foreign exchange gain of Baht 118 million for the year 2008, a decrease of Baht 798 million or 87% when compared with Baht 916 million for the last year. This decrease was because of the change in the value of the Baht against the USD.

- 5- / *PTTEP ...*

PTTEP and subsidiaries incurred expenses for 2008 amounting to Baht 65,000 million, an increase of Baht 20,511 million or 46% when compared with Baht 44,489 million for the last year. This increase was the result of the following:

(1) Higher depreciation and amortization expenses, mainly from the projects which started production this year (Arthit, Vietnam 9-2 and G4/43 projects), as well as increased depreciation of B8/32&9A and Bongkot projects as a result of their additional oil and gas properties.
(2) Higher petroleum royalties and remuneration resulting from increased sales revenues.
(3) Rising exploration expenses, mainly due to the write-off of dry wells under the projects in Myanmar, Vietnam 16-1 and Algeria 433a&416b projects, as well as Geology and Geophysics study costs from the A4,5&6/48, L21, 28 & 29/48 and projects in Myanmar. Also, there was a write-off of B13/38 project.
(4) Increased operating expenses from (1) increased operating expenses of the Arthit and Oman 44 projects which increased their operation activities (2) construction service on the Arthit gas export pipeline (3) increased operating expenses and maintenance costs of the Yadana, Yetagun and B8/32&9A projects, while (4) operating expenses of the Nang Nuan project decreased due to the fact that its production had been suspended in the latter part of August 2007.
(5) Increased selling, general administrative expenses, mainly from recognition of provision for employee benefits and general administrative expenses from the Arthit project, which increased its number of operation activities.

PTTEP and subsidiaries incurred higher income tax expenses of Baht 9,556 million based on the higher petroleum taxable profits.

2.2.2. Results of Operations - Quarterly Comparison

Earnings summary (Unit: Millions of Baht, except for Baht per share amounts)	3rd Quarter 2008	4th Quarter 2008	4th Quarter 2007
Income from continuing operations			
Exploration and production	11,921	5,277	6,673
Pipelines	1,123	1,423	1,134
Others	(47)	89	(327)
Total net income	**12,997**	**6,789**	**7,480**
Diluted earnings per share	3.93	2.05	2.26
Total Revenues	38,748	31,313	28,514
Total Sales Revenues	40,657	28,746	26,840

Fourth Quarter of 2008 compared with Fourth Quarter of 2007

For the results of operations in the fourth quarter of 2008, PTTEP and subsidiaries' net profit was Baht 6,789 million or Baht 2.05 per share-diluted, a decrease of Baht 691 million or 9% from the same period last year, in which net profit was Baht 7,480 million or Baht 2.26 per share-diluted. The returns on shareholders' equity for this quarter were 21%.

For this quarter, the total revenue was Baht 31,313 million, an increase of Baht 2,799 million or 10% from the same period last year at Baht 28,514 million. The increase was mainly due to the higher sales revenue of Baht 1,906 million, resulting from (1) the higher sales volume in this quarter rose to 221,095 barrels of oil equivalent per day (BOED) against the same period last year at 184,867 BOED which mainly came from natural gas and condensate sales volume from the Arthit project and from crude oil and natural gas sales volume from Vietnam 9-2 and G4/43 projects, which started production this year, while there was a slight decrease of natural gas sales volume from the Bongkot, Pailin and Yadana projects and a petroleum sales volume from the B8/32&9A project (2) the decrease of the average petroleum sales price to USD 40.89 per BOE against the same period last year at USD 46.28 per BOE.

PTTEP and subsidiaries incurred expenses in this quarter of Baht 18,395 million, an increase of Baht 4,206 million or 30% from the same period last year at Baht 14,189 million. This increase was the net effect of

(1) Higher exploration expenses, mainly due to the write-off of dry wells under the projects in Myanmar and Merangin-1, including the slightly higher Geology and Geophysics study costs, resulting in a higher level of activities.
(2) Higher depreciation and amortization expenses, mainly from the Arthit, Vietnam 9-2 and G4/43 projects, which started production this year, as well as increased depreciation of Pailin projects as a result of their additional oil and gas properties.
(3) Rising operating expenses, mainly due to (1) increased operating expenses of the Arthit and Vietnam 9-2 projects from their expanded operation activities (2) increased expenses from the construction of the gas export pipeline to customers for Arthit project and (3) increased operating expenses from the projects B8/32 & 9A and Yetagun & Yadana.
(4) Increased selling, general administrative expenses, primarily from recognition of the provisions for employees.

Fourth Quarter of 2008 compared with Third Quarter of 2008

For the results of operations in the fourth quarter of 2008, PTTEP and its subsidiaries' net profit was Baht 6,789 million or Baht 2.05 per share-diluted, a decrease of Baht 6,195 million or 48% from the previous quarter's net profit of Baht 12,984 million or Baht 3.92 per share-diluted.

- 7- / *For this ...*

For this quarter, the total revenue was Baht 31,313 million, the decrease of Baht 11,121 million or 26% from the previous quarter at Baht 42,434 million. The decrease was mainly due to (1) the decrease of the average petroleum sales price to USD 40.89 per BOE against the previous quarter at USD 54.52 per BOE while the average selling exchange rate in the current quarter increased to Baht 34.56 per USD against the rate of the previous quarter of Baht 33.65 per USD and (2) the decrease of 221,095 BOED of the petroleum sales volumes in this quarter compared to 240,839 BOED sales volumes of the previous quarter as a result of the decrease of natural gas and condensate sales volumes of Arthit, Bongkot and Pailin projects while there was an increase from the crude oil and natural gas sales volumes from Vietnam 9-2 and from the natural gas and condensate sales volumes from Oman 44 project.

In this quarter, PTTEP and subsidiaries' other income increased Baht 944 million because of construction service on the Arthit gas export pipeline to customers.

For this quarter, PTTEP and subsidiaries recognized a foreign exchange loss of Baht 244 million; meanwhile, the previous quarter, PTTEP and subsidiaries recognized a foreign exchange gain of Baht 194 million. These gains and losses on foreign exchange were because of the change in the value of the Baht against the USD.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 18,395 million, the decrease of Baht 249 million from the previous quarter of Baht 18,644 million. The decrease was mainly the net effect of the following:

(1) Decreased petroleum royalties and remuneration resulting from decreased sales revenues.
(2) Increased operating expenses from construction service on the Arthit gas export pipeline.
(3) Increased exploration expenses resulting from the Geology and Geophysics study costs for the A4, A5 & A6/48 project.

2.3 Financial position

	31 December	
(Unit: Million Baht)	2008	2007
Total Assets	238,267	190,039
Total Liabilities	104,163	83,252
Total Shareholders' Equity	134,104	106,787

As of December 31, 2008, PTTEP and subsidiaries commanded total assets of Baht 238,267 million, an increase of Baht 48,228 million, or 25% higher than at the total at the end of 2007. This increase was mainly due to (1) higher cash and cash equivalents of Baht 19,982 million from operating activities and B/Es issuance (2) the increase of Baht 24,321 million in oil and gas properties for production, mainly from MTJDA-B17, Arthit, Pailin, Bongkot and B8/32&9A projects, and (3) the increase of a long term loan to Energy Complex Co., Ltd. amounting to Baht 1,235 million.

- 8 - / *Most current ...*

Most current assets as of December 31, 2008 were in cash and cash equivalents, parent company receivables and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under Property, Plant, and Equipment, and (2) investments in associated companies, namely Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under Investments in Associates.

PTTEP and subsidiaries had total liabilities of Baht 104,163 million or Baht 20,911 million higher than the total at the end of 2007, mainly due to income tax payable and the B/Es issuance as mentioned above.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of December 31, 2008, the total number of shares exercised was 47.08 million shares and the outstanding number of warrants was 2.88 million units.

For the year ended December 31, 2008, PTTEP and subsidiaries had a net cash flow from operations of Baht 82,494 million. The majority of this was cash received from sales revenue.

PTTEP and subsidiaries commanded a net cash flow used in investment activities of Baht 50,277 million, mainly resulting from (1) the higher investment in oil and gas properties for production from MTJDA-B17, Arthit, Pailin, Bongkot, and B8/32&9A projects (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 1,235 million.

PTTEP and subsidiaries had a net cash flow used in financing activities of Baht 12,235 million as follows: (1) dividend payment to shareholders for the second half of 2007, Baht 1.67 per share and dividend payment to shareholders for the fist half of 2008, Baht 2.86 per share, amounting to Baht 14,964 million (2) interest paid of Baht 750 million (3) net cash received from the B/Es issuance of Baht 2,906 million and (4) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 573 million.

As of December 31, 2008, PTTEP and subsidiaries had cash and cash equivalents of Baht 43,995 million, an increase of Baht 19,982 million from the end of 2007.

2.4 Adoption of New and Revised Accounting Standard

The Federation of Accounting Professions (FAP) issued Notification to adopt the new and revised Thai Accounting Standards as the replacement of the amended ones. These standards have been published in the Royal Gazette as follows:

- 9 - / *TAS 25 ...*

TAS 25 (revised in 2007)	Cash Flow Statements
TAS 29 (revised in 2007)	Leases
TAS 31 (revised in 2007)	Inventories
TAS 33 (revised in 2007)	Borrowing Costs
TAS 35 (revised in 2007)	Presentation of Financial Statement
TAS 39 (revised in 2007)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41 (revised in 2007)	Interim Financial Reporting
TAS 43 (revised in 2007)	Business Combinations
TAS 49 (revised in 2007)	Construction Contracts
TAS 51	Intangible Assets

The new and revised Thai Accounting Standards have become effective for the accounting period starting on or after January 1, 2008 with the exception of TAS 29 Leases which will be effective for all lease types with the lease period starting on or after January 1, 2008. The adoption of such standards has no significant impact to the PTTEP and subsidiaries' financial statements.

The revised Thai Accounting Standards which have been published in the Royal Gazette and have become effective for the accounting period starting on or after January 1, 2009 are as follows:

TAS 36 (revised in 2007)	Impairment of Assets
TAS 54 (revised in 2007)	Non-Current Assets Held for Sale and Discontinued Operations

Company management has assessed the effect of these revised accounting standards and believes that they will not have any significant impact on PTTEP and subsidiaries' financial statements.

2.5 Impact on Operational Results

The 2008 global financial crisis has made an impact on the world economy as a whole. It also consequently affected a decrease in oil price and its demand all over the world. As for Thailand, this situation results in the lower-than-expected national gas demand and petroleum products prices. These factors, hence, affected PTTEP's sales volume, product prices, and overall performance, particularly in the 4th quarter, to be lower than the projection.

In addition, the world financial crisis and the slump in petroleum demand and product price also caused a decrease in market values of oil companies over the world. Many companies may also slow down or hold up the investment on petroleum exploration and production projects as result of a sub-commercial return on the project. As result of the aforesaid factors, the downward trend in prices of goods & services for E&P industry can be also expected.

In 2008, PTTEP constantly reviewed and revisited its strategy to deal with these challenges and came up with action plans on both Asset Management and Growth aspects as follows.

- **Asset Management**- PTTEP has periodically reviewed the investment plans of existing assets and considered rescheduling investment in some assets to best optimize the asset value. Besides, PTTEP would focus on operating cost optimization through various initiatives i.e. optimizing procurement spending by effectively defining product quantity and time to procure to fit with the market situations. Moreover, PTTEP also applied the "Capital Project Management" initiative for high investment projects to improve project management performance. Finally, PTTEP adopted the "Operational Excellence" concept to improve overall efficiency of production and operation activities.
- **Growth** - The economic crisis and the downward trend of the oil price has caused the decrease in market value of many oil & gas companies. This is a good opportunity for PTTEP to find good M&A which can create value in the long term. PTTEP, hence, would focus on pursuing M&A opportunities which aligned with the investment strategy. In addition, due to lower product price, PTTEP would rather focus on business development in conventional E&P projects which is aligned with the investment strategy. PTTEP would carefully consider and may hold up unconventional E&P opportunities with high investment and unit costs e.g. heavy oil, etc.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

Unit : Baht

	Consolidated			
	For the fourth quarter		For the year	
	2008	2007	2008	2007
Revenues				
Sales	28,745,989,777	26,839,764,593	132,620,657,176	90,763,839,894
Revenue from pipeline transportation	1,178,540,698	799,948,335	4,131,144,739	3,295,046,779
Other revenues				
Gain on foreign exchange	-	53,176,177	117,995,132	915,589,977
Interest income	302,663,674	188,370,190	942,229,325	810,016,595
Other revenues	1,080,230,623	630,503,616	2,195,116,629	988,530,677
Gain from equity affiliates	5,490,759	2,263,015	-	-
Total revenues	**31,312,915,531**	**28,514,025,926**	**140,007,143,001**	**96,773,023,922**
Expenses				
Operating expenses	3,266,893,703	2,249,694,622	10,528,529,760	7,803,174,864
Exploration expenses	3,590,006,659	1,404,459,816	8,273,388,955	3,542,833,456
Selling, general and administrative expenses	1,533,263,176	1,017,406,954	4,617,716,484	3,333,182,967
Petroleum royalties and remuneration	3,399,310,808	3,895,657,178	17,328,157,956	12,529,163,938
Depreciation, depletion and amortization	6,337,812,444	4,735,892,907	23,290,105,559	16,365,064,534
Loss on foreign exchange	243,506,721	-	-	-
Derivative loss (gain) on hedging	(9,433,044)	857,514,912	904,488,124	857,514,912
Director's remuneration	33,549,936	27,827,976	45,335,561	36,312,812
Loss from equity affiliates	-	-	12,402,173	21,965,559
Total expenses	**18,394,910,403**	**14,188,454,365**	**65,000,124,572**	**44,489,213,042**
Income before interest and income taxes	**12,918,005,128**	**14,325,571,561**	**75,007,018,429**	**52,283,810,880**
Interest expenses	219,138,505	177,240,045	829,953,222	882,727,701
Income taxes	5,909,564,535	6,667,943,984	32,502,229,315	22,945,693,635
Net income	**6,789,302,088**	**7,480,387,532**	**41,674,835,892**	**28,455,389,544**
Earnings per share				
Basic earnings per share	2.05	2.27	12.62	8.65
Diluted earnings per share	2.05	2.26	12.60	8.63

(A) PTTEP and its Subsidiaries' Petroleum Reserves Report As of December 31, 2008

The total Proved Reserves of PTT Exploration and Production Public Company Limited (PTTEP) and its Subsidiaries as of December 31, 2008 are shown in the attached table. The Proved Reserves are reviewed annually by company's earth scientists and reservoir engineers to ensure rigorous professional standards. The Proved Reserves are reported on a gross basis, which includes the company's net working interest and related host country's interest.

No reserve quantities have been recorded for the hydrocarbon discoveries in Vietnam Blocks B, 48/95 and 52/97, and Myanmar M9 in the Gulf of Mataban since no Gas Sale Agreement (GSA) has been established.

The total Proved Reserves (Consolidated Companies) as of December 31, 2008 of PTTEP and its Subsidiaries are 201 Million Stock Tank Barrels (MMSTB) for crude oil and condensate, and 4,770 Billion Standard Cubic Feet (BSCF) for gas. The total Proved Reserves (Consolidated Companies) in term of oil equivalent are 944 Million Barrels (MMBOE).

The total production in 2008 (Consolidated Companies) is 90.6 MMBOE (24 MMSTB for crude and condensate, and 401 BSCF for gas) or the production rate of approximately 247,700 Barrels of Oil Equivalent per Day (BOED). The increase is approximately 38,700 BOED or 18% higher than that of last year. The production increase was mainly attributed to the new petroleum production from Vietnam Block 9-2 and Arthit projects.

	Proved Reserves of Crude oil and Condensate[1]			Proved Reserves of Nature Gas[1]			Proved Reserves of Crude oil, Condensate and Natural Gas[1] Barrel of Oil Equivalent		
	(Million Barrels)			(Billion Cubic Feet)			(Million Barrels)		
	Domestic[2]	Foreign	Total	Domestic[2]	Foreign	Total	Domestic[2]	Foreign	Total
Company's share of reserves of consolidated companies									
As of December 31, 2006	129	27	156	3,219	1,782	5,001	652	271	923
1) Revision of previous estimates	8	-	8	22	-	22	18	-	18
2) Improved recovery	6	-	6	10	-	10	8	-	8
3) Extensions and discoveries	2	45	47	152	3	155	27	46	73
4) Purchases/Sales of Petroleum in Place	-	-	-	-	-	-	-	-	-
5) Production	(19)	(2)	(21)	(228)	(116)	(344)	(58)	(18)	(76)
Total consolidation companies As of December 31, 2007	126	70	196	3,175	1,669	4,844	647	299	946
Company's share of reserves of consolidated companies									
As of December 31, 2007	126	70	196	3,175	1,669	4,844	647	299	946
1) Revision of previous estimates	9	-	9	161	12	173	38	2	40
2) Improved recovery	5	-	5	6	-	6	7	-	7
3) Extensions and discoveries	6	9	15	150	7	157	32	10	42
4) Purchases/Sales of Petroleum in place	-	-	-	-	-	-	-	-	-
5) Production	(22)	(2)	(24)	(295)	(115)	(410)	(72)	(19)	(91)
Total consolidation companies As of December 31, 2008	124	77	201	3,197	1,573	4,770	652	292	944

(1) The proved reserves are reported on a gross basis which includes the company's net working interest and the related host country interest.

(2) Included MTJDA-B17 Project

(B) Capitalized costs relating to oil and gas producing activities

Capitalized costs represent cumulative expenditures for proved and unproved properties, and support equipment and facilities used in oil and gas exploration and production operations together with related accumulated depreciation, depletion, amortization and impairment.

Proved properties include exploration & development wells, equipment, transportation pipeline and related producing facilities associated with proved reserves project. Unproved properties represent amounts associated with non-proved reserve project. Support equipment and facilities include warehouse, field offices, vehicles and movable assets used in oil and gas producing activities.

The net capitalized costs represent the undepreciated value for these assets.

(Unit: Million Baht)	2008	2007
Proved properties	255,465	207,183
Unproved properties	10,195	15,982
Accrued decommissioning costs	17,699	12,760
Support equipment and facilities	3,307	3,054
Gross capitalized costs	**286,666**	**238,979**
Accumulated depreciation, depletion, amortization and impairment	(120,636)	(97,386)
Net capitalized costs	166,030	141,593

(C) Costs Incurred in oil and gas property acquisition, exploration, and development activities

Costs incurred in oil and gas property acquisition, exploration and development activities represent amounts both capitalized and charged to expense during the year. Property acquisition costs include costs to purchase proved and unproved properties.

Exploration costs include the costs of geological and geophysical work, carrying and retaining undeveloped properties, and drilling and equipping exploratory wells.

Development costs include costs associated with drilling and equipping development wells, improved recovery systems, facilities for extraction, treating, gathering and storage, producing facilities for existing developed reserves, and costs associated with transportation pipeline.

(Unit: Million Baht)	2008			2007		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Acquisition of properties						
- Proved	2	(10)	(8)	110	(12)	98
- Unproved	(3)	558	555	2	136	138
Exploration costs [1]	3,873	9,958	13,831	3,429	8,325	11,754
Development costs	32,502	3,790	36,292	26,360	2,943	29,303
Total	36,374	14,296	50,670	29,902	11,392	41,293

(1) Exploration costs include transferring of exploration well costs to development well costs for future production.

(D) Results of operation for producing activities

Results of operations from oil and gas producing activities for the year 2007 and 2006 are shown in the following table.

Operating costs include lifting costs incurred to operate and maintain productive wells and related equipment. Exploration expenses consist of geological and geophysical costs, and dry hole costs.

General administrative expenses are expenses directly related to oil and gas producing activities.

Depreciation, Depletion and Amortization expense relates to capitalized costs incurred in acquisition, exploration and development activities, transportation pipeline, including amortized decommissioning costs.

Other income/expenses include pipeline transportation income and foreign exchange gains and losses.

Income tax expenses are based on the tax effects arising from the operations.

General corporate overhead and interest costs are excluded from the results of operations.

	2008			2007		
(Unit: Million Baht)	Domestic	Foreign	Total	Domestic	Foreign	Total
Gross revenues :						
Total Sales	115,323	17,298	132,621	78,379	12,385	90,764
Expenses :						
Operating expenses	7,332	1,352	8,684	6,160	921	7,082
Exploration expenses	1,018	7,255	8,273	514	3,029	3,543
General administrative expenses	2,088	979	3,067	1,948	764	2,713
Petroleum royalties and remuneration	15,685	1,643	17,328	11,180	1,349	12,529
Depreciation, depletion and amortization	20,615	2,345	22,960	14,601	1,467	16,068
Oil price hedging loss	904	-	904	858	-	858
Other (income)/ expenses	362	(3,999)	(3,637)	(596)	(3,288)	(3,883)
Total expenses	48,004	9,575	57,579	34,666	4,242	38,909
Results before income taxes	67,319	7,723	75,042	43,713	8,143	51,856
Income tax expenses	29,347	3,813	33,160	19,889	2,930	22,820
Net results of operations	37,972	3,910	41,882	23,824	5,212	29,036

(E) Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is computed by applying year-end prices* of oil and gas (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of year-end proved oil and gas reserves remaining less estimated future expenditures (based on year-end costs) to be incurred in developing and production the proved reserves, discounted using a rate of 10% per year to reflect the estimated timing of the future cash flows. Future income taxes are calculated by applying the appropriate year-end statutory tax rates to the future pre tax net cash flows and reduced by applicable tax deductions or tax credits.

Discounted future cash flow estimates like those shown below are not intended to represent estimates of the fair value of oil and gas properties. Estimates of fair value should also consider probable and possible which may become proved reserves in the future, anticipated future oil and gas prices, interest rates, changes in development and production costs and risks associated with future production. Because of these and other considerations, any of fair value is necessarily subjective and imprecise.

**Dubai price as of 31 December 2008 is 36.40 $/bbl decreased 43% or 27.08 $/bbl from that of last year*

(Unit: Million Baht)	Domestic		Foreign		Total	
	2008	2007	2008	2007	2008	2007
Future cash inflows	614,117	695,429	312,008	283,478	926,125	978,908
Future production costs	(107,586)	(96,209)	(40,792)	(34,111)	(148,378)	(130,320)
Future development costs	(200,758)	(165,820)	(29,768)	(22,089)	(230,526)	(187,910)
Future income tax expenses	(84,422)	(144,069)	(85,085)	(71,184)	(169,507)	(215,254)
Future net cash flows	221,351	289,330	156,363	156,094	377,714	445,424
10% annual discount	(81,639)	(109,001)	(77,065)	(75,805)	(158,704)	(184,806)
Standardized measure of discounted future net cash flows (SMDCF)	139,712	180,329	79,298	80,290	219,010	260,618

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves

(Unit: Million Baht)	2008	2007
Present value at beginning of year	260,618	218,656
Sales and transfers of oil and gas produced, net of production costs	(109,984)	(72,911)
Development costs incurred during the period	41,169	35,758
Net changes in prices and production costs	(36,695)	123,112
Net changes in development costs	(54,558)	(63,436)
Extensions, discoveries and improved recovery	34,882	77,519
Revisions of previous quantity estimates	17,977	13,740
Purchases / sales of petroleum in place	-	-
Accretions of discount	19,855	(51,743)
Net changes in income taxes	45,746	(20,078)
Present value at the year end	219,010	260,618

(F) Other information

Productive Oil and Gas Wells

The numbers of productive wells at December 31, 2008 were as follows:

	Oil		Gas	
	Gross	Net	Gross	Net
Thailand	581	260	468	213
Foreign				
Southeast Asia	1	0.3	21	5
Middle East and Others	1	1	4	4
Total	583	261.3	493	222

Drilling in Progress

The numbers of oil and gas wells in progress at December 31, 2008 were as follows:

	Gross	Net
Exploratory		
Thailand	-	-
Foreign		
Southeast Asia	1	0.3
Middle East and Others	4	3.2
Total	5	3.5
Development		
Thailand	33	11
Foreign		
Southeast Asia	-	-
Middle East and Others	1	1
Total	34	12

Net Oil and Gas Wells Drilled Annually in 2008

	Net Productive wells drilled	Net dry well drilled
Exploratory		
Thailand	8.7	1
Foreign		
Southeast Asia	8.1	1.5
Middle East and Others	1.7	0.4
Total	18.5	2.9
Development		
Thailand	110	1
Foreign		
Southeast Asia	-	-
Middle East and Others	-	-
Total	110	1

Gross wells include the total number of wells in which the company has an interest.

Net wells are the sum of the company's fractional interests in gross wells

Quarterly Information in 2008 and 2007 (unaudited) for the consolidated financial statement are as follows:

(Unit: Million Baht)

Year 2008	4thQ	3rdQ	2ndQ	1stQ
Revenues				
Sales	28,746	40,657	36,931	26,287
Revenue from pipeline transportation	1,179	1,202	867	883
Other revenues				
Gain on foreign exchange	-	194	-	780
Interest income	303	245	198	197
Other revenues	1,080	136	752	227
Share of profit from investments accounted for under equity method	5	-	-	-
Total revenues	31,313	42,434	38,748	28,374
Expenses				
Operating expenses	3,267	2,449	2,731	2,082
Exploration expenses	3,590	2,974	751	959
General administrative expenses	1,533	977	1,089	1,017
Petroleum royalties and remuneration	3,399	5,635	4,839	3,455
Depreciation, depletion and amortization	6,338	6,384	5,963	4,605
Other expenses				
Loss on foreign exchange	244	-	612	-
Oil price hedging (gain) loss	(9)	215	228	472
Director's remuneration	33	5	4	3
Share of loss from investments accounted for under equity method	-	5	6	7
Total expenses	18,395	18,644	16,223	12,600
Income before interest and income taxes	12,918	23,790	22,525	15,774
Interest expenses	219	226	202	183
Income taxes	5,910	10,580	9,326	6,686
Net income	6,789	12,984	12,997	8,905
Earnings per share (Baht)				
Basic earnings per share	2.05	3.93	3.94	2.70
Diluted eamings per share	2.05	3.92	3.93	2.69

(Unit: Million Baht)

Year 2007	4thQ	3rdQ	2ndQ	1stQ
Revenues				
Sales	26,840	22,521	21,672	19,731
Revenue from pipeline transportation	800	863	806	826
Other revenues				
Gain on foreign exchange	53	185	221	456
Interest income	188	179	226	217
Other revenues	631	282	36	40
Share of profit from investments accounted for under equity method	2	-	-	-
Total revenues	**28,514**	**24,030**	**22,961**	**21,270**
Expenses				
Operating expenses	2,250	2,396	1,689	1,469
Exploration expenses	1,404	1,200	592	347
General administrative expenses	1,017	676	827	812
Petroleum royalties and remuneration	3,896	2,960	2,994	2,680
Depreciation, depletion and amortization	4,736	4,096	3,945	3,588
Other expenses				
Oil price hedging loss	858	-	-	-
Director's remuneration	28	3	3	3
Share of loss from investments accounted for under equity method	-	8	13	2
Total expenses	**14,189**	**11,339**	**10,063**	**8,901**
Income before interest and income taxes	14,325	12,691	12,898	12,369
Interest expenses	177	308	220	178
Income taxes	6,668	5,337	5,520	5,420
Net income	7,480	7,046	7,158	6,771
Earnings per share (Baht)				
Basic earnings per share	2.27	2.14	2.18	2.06
Diluted earnings per share	2.26	2.14	2.17	2.06

Five-year financial summary

(Unit: Million Baht)

	2008	2007	2006	2005	2004
Consolidated Statements of Income					
Revenues					
Sales	132,621	90,764	86,339	66,358	46,199
Revenue from pipeline transportation	4,131	3,295	2,928	1,997	1,596
Other revenues	3,255	2,714	2,456	1,021	413
Share of profit from investments accounted for under equity method	-	-	-	207	209
Total revenues	140,007	96,773	91,723	69,583	48,417
Expenses					
Operating expenses	10,529	7,803	6,488	5,349	3,587
Exploration expenses	8,273	3,543	3,632	1,213	401
General administrative expenses	4,618	3,333	3,017	2,764	1,954
Petroleum royalties and remuneration	17,328	12,529	12,849	8,982	5,668
Depreciation, depletion and amortization	23,290	16,365	14,907	9,440	8,105
Other expenses	950	894	35	106	133
Share of loss from investments accounted for under equity method	12	22	9	-	-
Total expenses	65,000	44,489	40,937	27,854	19,848
Income before interest and income taxes	75,007	52,284	50,786	41,729	28,569
Interest expenses	830	883	1,115	1,355	1,359
Income taxes	32,502	22,946	21,624	16,639	11,344
Net income	41,675	28,455	28,047	23,735	15,866
Earnings per share (Baht)					
Basic earnings per share	12.62	8.65	8.55	7.26	4.86
Diluted earnings per share	12.60	8.63	8.53	7.24	4.85
Weighted average number of outside ordinary shares (no. of share, million)					
Weighted average number of outside ordinary shares in issue	3,301.73	3,290.41	3,279.24	3,269.75	3,263.85
Weighted average number of outside ordinary shares for diluted earnings per share	3,307.38	3,297.97	3,288.61	3,277.80	3,269.85
Dividend per share (Baht)	5.42	3.28	3.21	2.70	1.80

Five-year financial summary (continuous)

(Unit: Million Baht)

	2008	2007	2006	2005	2004
Consolidated Balance Sheets					
Current Assets	66,952	44,255	34,965	42,551	36,159
Non-current Assets	171,315	145,784	122,848	100,766	75,786
Total Assets	238,267	190,039	157,813	143,317	111,945
Current Liabilities	49,450	34,456	38,784	36,527	15,445
Non-current Liabilities	54,713	48,796	30,504	35,093	39,401
Total Liabilities	104,163	83,252	69,288	71,620	54,846
Shareholders' Equity	134,104	106,787	88,525	71,697	57,099
Total Liabilities and Shareholders' Equity	238,267	190,039	157,813	143,317	111,945
Consolidated Statements of Cash Flows					
Cash flows from operating activities	82,265	45,142	42,215	48,719	26,236
Cash flows from investing activities	(50,277)	(39,708)	(35,166)	(32,745)	(17,071)
Cash flows from financing activities	(12,235)	63	(18,691)	(9,258)	(4,297)
Net increase (decrease) in cash and cash equivalents	19,753	5,496	(11,641)	6,716	4,868
Cash and cash equivalents as of the beginning date	24,013	18,521	30,507	23,778	19,063
	43,766	24,017	18,866	30,494	23,931
Effects of exchange differences	229	(4)	(345)	13	(153)
Cash and cash equivalents as of the closing date	43,995	24,013	18,521	30,507	23,778

Five-year petroleum sales volume and unit price summary

	2008	2007	2006	2005	2004
Net sales of petroleum (BOED)	219,314	179,767	169,348	153,531	134,070
Average petroleum unit prices					
Average unit prices of crude oil and condensate (USD per BBL)	91.38	67.37	60.54	51.02	34.93
Average unit prices of natural gas (USD per MMBTU)	5.17	4.57	4.16	3.41	3.17
Average unit prices of petroleum (USD per BOE)	49.69	39.78	36.52	29.37	23.38
Lifting cost (USD per BOE)	2.46	2.33	2.13	1.82	1.25

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

2009 MAR 11 A 6:57

PTTEP No.20.910/ 040 /2009

Finance Dept.

Tel.0-2537-4512, 0-2537-4611

February 26, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of exploration well Abalone Deep-1 in Australia AC/P 36 Project

Reference is made to PTTEP Australia Offshore Pty Ltd., a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), which holds 20% participation interest in Australia AC/P 36 Project. The other joint venture partners consist of Finder Exploration Pty Ltd. and Murphy Australia Oil Pty Ltd. (Operator) with equal 40% participation interests.

PTTEP would like to report the drilling result of an exploration well, Abalone Deep – 1 in Australia AC/P 36 Project. The well was drilled to a total depth of 5,300 meters on February 20, 2009 and encountered some petroleum show. The data acquired from this well will be very useful for potential assessment and further exploration plan in this project and other PTTEP's projects in offshore Western Australia.

The well will be written off within the accounting period of the first quarter 2009, with an approximate total cost of 1,172 Million Baht.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 150/L.099 /2009

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

February 27, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Additional agenda item for 2009 General Shareholders' Meeting
Ref. PTTEP's letter no. PTTEP 150/064/2009 dated January 30, 2009

Reference is made to the letter of PTT Exploration and Production Public Company Limited or PTTEP's notification to SET regarding the agenda items of the 2009 General Shareholders Meeting.

PTTEP wishes to announce that the Company's Board of Directors at the meeting on February 27, 2009 has approved to add one more agenda item for 2009 General Shareholders' Meeting. Therefore, the Meeting agenda items shall be altogether 9 items as follows:

Agenda Item 1	To acknowledge the 2008 Company's performance and 2009 Work Plan.
The Board of Director's Opinion	: PTTEP achieved a strong operating result in 2008 as illustrated in the financial statements in the annual report. Shareholders should acknowledge the Company's 2009 work plan which will be presented in the Meeting.
Agenda Item 2	To approve the 2008 financial statements
The Board of Director's Opinion	: Shareholders should approve the Company's 2008 financial statements, which have been audited by the Auditor and reviewed by the Audit Committee as proposed. The Board of Directors has also endorsed the financial statements.
Agenda Item 3	To approve the dividend payment for 2008 performance.

- 2 - / *The Board of Director's ...*

The Board of Director's Opinion : Shareholders should acknowledge the interim dividend payment and approve the dividend payment for 2008 performance from the profit out of petroleum income tax for the second-half-year operations of 2008 at the rate of 2.56 Baht per share as proposed. The total dividend of 2008 will be 5.42 Baht per share including the interim dividend for the first-half-year operations of 2008 at the rate of 2.86 Baht per share. The dividend will be payable to shareholders who are entitled to receive the dividend as listed on the Record Date on February 16, 2009. The dividend payment will be made on April 10, 2009.

Agenda Item 4 To appoint the Auditor and consider the Auditor's fees for year 2009

The Board of Director's Opinion : Shareholders should appoint the Office of the Auditor General of Thailand to be the Auditor for the year 2009 and fix the fee at 1,100,000 Baht as proposed by the Audit Committee. The Audit Committee has duly reviewed this issue, and the Board of Directors has also endorsed the proposal.

Agenda Item 5 To approve the appointment of new directors in replacement of those who are due to retire by rotation. The retiring directors in this meeting, namely: (1) Mr. Pala Sookawesh; (2) Mr. Bhusana Premanode; (3) Mr. Anon Sirisaengtaksin (4) Mr. Sanit Rangnoi; and (5) Mr. Metta Banturngsuk.

The Board of Director's Opinion : Shareholders should elect director nominees as proposed by the Nominating Committee namely, (1) Mr. Pala Sookawesh; (2) Mr. Bhusana Premanode; and (3) Mr. Anon Sirisaengtaksin for another term because they have duly performed in both the Board and the sub-committee roles, regularly attended the Board meetings during their directorship and received good scores from both self and cross assessments. Whereas other 2 director nominees, (4) Mrs. Sirinuj Bisonyabut and (5) Mr. Rathakit Manathat possess qualification and experience useful to the company. Among 5 proposed directors, 4 directors (numbers (1), (2), (4) and (5)) will be classified as independent directors because their qualifications comply with PTTEP Definition of Independent Director. The Board of Directors has also endorsed the proposal.

Agenda Item 6	To consider the directors' and the sub-committees' remuneration
The Board of Director's Opinion	: Shareholders should approve the Board of Directors' and sub-committees' remuneration package for the year 2009 onwards as proposed by the Remuneration Committee. The Remuneration Committee has taken into account the following matters: conformity with those of listed companies at the same size within the same industry or similar business; linkage with the performance of the Company; as well as the increasing duties and responsibilities of the Board of Directors and sub-committees. The Board of Directors has also endorsed the proposal.
Agenda Item 7	To approve the ratification of the Company's Articles of Association (AOA) Clause 9 registration
The Board of Director's Opinion	: Shareholders should approve the ratification of the Company's Articles of Association (AOA) Clause 9 registration at the Ministry of Commerce. The Company shall accordingly adopt the shareholders' intention as internal policy.
Agenda Item 8	To approve the debenture issuance up to the total amount of 50,000 million Baht
The Board of Director's Opinion	: Shareholders should approve the issuance of debentures in Baht and/or other foreign currencies up to the total amount of 50,000 million Baht from local and/or foreign sources in order to finance investment plan and/or working capital.
Agenda Item 9	Other Matters (if any)

PTTEP has publicized the Notice of the 2009 General Shareholders' Meeting together with all attachments (the same version to be sent to shareholders) on the company's website (www.pttep.com) since February 27, 2009.

Yours sincerely,

Theerasak Tancharoenlarp
Corporate Secretary

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

2009 MAR 11 A

No. PTTEP 20.910/ 007 /2009

Finance Department
Tel. 0-2537-4512/0-2537-4611

January 14, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Drilling Result of exploration well Janaka-2, Myanmar M3 Block

Reference is made to PTTEP International Limited (PTTEPI), a 100% owned subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), an operator, with 80% participation interest and CNOOC Myanmar Limited with another 20% interest (fully effective upon receiving approval from Myanmar government) of exploration block – M3 in the Gulf of Mataban, Myanmar.

PTTEP would like to report the drilling result of an exploration well, Janaka-2, located in M3 block. Spudded on September 28, 2008, the well was drilled to a total depth of 3,351 meters subsea and encountered one petroleum baring formation of 4 meters of additional zone of interest gas. Viewing the above results, the flow rate testing (Tubing Stem Test) is not performed. The company concludes that gas discovery in this well is not enough to establish commerciality and will be written off within the accounting period of the fourth quarter 2008, with an approximate total cost of 930 Million Baht.

PTTEP will conduct additional study and evaluate the petroleum potential to plan for additional exploration in the near future.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900, THAILAND Tel.: 66 (0) 2537-4000 Fax: 66 (0) 2537-4444 http://www.pttep.com

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/010 /2009

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 16, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Establishment of Andaman Transportation Limited

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the company has established a subsidiary to carry out petroleum exploration and production activities and related business in Myanmar.

Andaman Transportation Limited, established on January 9, 2009, with registered capital of US 50,000 dollars, consisting of 50,000 ordinary shares at US 1 dollar each, with 100% shareholding by PTTEP Offshore Investment Company Limited (a subsidiary of PTTEP).

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP 20.910/ 015/2552

Finance Department
Tel. 02-537-4609, 02-537-4342

January 27, 2009

President
The Stock Exchange of Thailand
62 Rachadapisek Road,
Bangkok 10110

Dear Sir,

Subject: Closing of the Registration for Interest Payment of Debentures PTEP102A

Reference is made to Unsecured Debentures of PTT Exploration and Production Public Company Limited (PTTEP) No. 1/2007 (PTEP102A)

PTT Exploration and Production is pleased to notify details for interest payment and the closing date of the registration for interest received of Unsecured Debentures of PTTEP Plc. No. 1/2007 (Due 2010) (PTEP102A) would like to notify the closing date of the registered book of PTEP102A to determine the right to receive interest of the debenture is on January 29, 2009. The 4th interest payment of the debenture will be made on February 12th, 2009 with the interest rate 4.88% per annum (interest period from August 12th, 2008 to February 11th, 2009 or 184 days of interest period).

Yours sincerely,

(Anon Sirisaengtaksin)
Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 021 /2009

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 30, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Unaudited Financial Statements, and Analysis of Operating Results for 2008

Attachment:
1. 2008 Unaudited Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of December 31, 2008 and 2007, including English translations
2. Management Discussion and Analysis of Operating Results for 2008

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its 2008 unaudited financial statements, consolidated financial statements, and Analysis of Operating Results for 2008 as per attachments 1 and 2. These attached financial statements have already been approved by the Audit Committee and the PTTEP Board of Directors on the basis that information is accurately represented and sufficient for investors.

For 2008, the Company and its subsidiaries' total revenues were Baht 140,007 million, an increase of 43,234 Baht million or 45% when compared with Baht 96,773 million in 2007. Total expenses were Baht 65,000 million, an increase of Baht 20,511 million or 46% when compared with Baht 44,489 million of last year.

The Company and its subsidiaries recorded a net income of Baht 41,675 million or earnings per share of Baht 12.62 compared with net income of Baht 28,455 million or earnings per share of Baht 8.65 in 2007.

The Company and its subsidiaries' total consolidated assets, as of December 31, 2008 were Baht 238,267 million, total liabilities were Baht 104,163 million, and total shareholders' equities were Baht 134,104 million.

-2- / The Company......

The Company and its subsidiaries would like to disclose the total proved reserve as of December 31, 2008, which were at approximately 944 million barrels of oil equivalent (MMBOE), comprising of approximately, 201 million barrels of crude oil and condensate, and 4,770 billion cubic feet of natural gas.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

(Unaudited Yearly F/S And Consolidated F/S (F45-3))

Reports: Unaudited yearly and consolidated statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

Unaudited
(In thousands)
Ending 31 December

The Consolidated Financial Statement

Year	For year 2008	2007
Net profit (loss)	41,674,836	28,455,390
EPS (baht)	12.62	8.65

The Company Financial Statement

Year	For year 2008	2007
Net profit (loss)	34,361,966	19,754,970
EPS (baht)	10.41	6.00

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ______________

(Anon Sirisaengtaksin)

Position Chief Executive Officer

Authorized to sign on behalf of the company

(UNAUDITED)

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (UNAUDITED)

AS AT DECEMBER 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Assets				
Current Assets				
Cash and cash equivalents	43,994,689,588	24,012,741,011	26,132,472,261	13,504,898,492
Receivable-parent company	9,939,682,052	10,480,295,479	6,701,904,214	6,905,975,193
Trade receivables	1,586,942,852	2,206,716,338	18,836,825	26,257,207
Inventories	320,367,591	360,987,508	28,622,046	74,242,369
Materials and supplies-net	6,414,793,357	4,222,009,747	2,549,691,646	2,038,862,684
Other current assets				
Working capital from co-venturers	905,606,084	363,143,598	17,569,650	12,594,021
Other receivables	1,740,176,616	1,443,150,816	1,456,475,444	870,469,671
Accrued interest receivables	42,291,574	6,700,806	108,721,799	101,596,527
Other current assets	2,007,482,012	1,159,087,063	364,128,102	307,128,614
Total Current Assets	66,952,031,726	44,254,832,366	37,378,421,987	23,842,024,778
Non-Current Assets				
Investments in subsidiaries, associates and jointly controlled entities	384,336,645	396,738,818	24,149,401,729	24,149,401,729
Long-term loans to related parties	1,835,000,000	600,000,000	26,939,292,192	15,114,764,161
Property, plant and equipment-net	167,326,087,378	143,004,876,152	80,986,067,642	70,963,263,516
Intangible assets	418,343,856	350,592,235	344,559,759	330,924,687
Deferred income taxes	6,995,813	-	-	-
Other non-current assets				
Prepaid expenses	194,730,206	234,119,237	-	-
Deferred remuneration under agreement	1,038,466,889	1,084,320,000	1,038,466,889	1,084,320,000
Other non-current assets	111,369,475	113,658,112	36,348,894	40,691,043
Total Non-Current Assets	171,315,330,262	145,784,304,554	133,494,137,105	111,683,365,136
Total Assets	238,267,361,988	190,039,136,920	170,872,559,092	135,525,389,914

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (UNAUDITED)

AS AT DECEMBER 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable	2,245,413,374	1,682,890,316	172,045,983	138,901,801
Bills of exchange	2,985,956,821	-	2,985,956,821	-
Working capital to co-venturers	983,840,136	1,420,938,719	324,508,233	606,659,852
Accrued expenses	15,960,297,268	13,340,730,803	8,821,069,916	7,714,449,561
Accrued interest payable	109,834,658	110,722,014	109,834,658	110,722,014
Income tax payable	26,048,878,498	16,320,076,123	18,125,660,794	11,490,847,658
Other current liabilities	1,115,673,137	1,581,243,855	802,104,389	767,108,884
Total Current Liabilities	49,449,893,892	34,456,601,830	31,341,180,794	20,828,689,770
Non-Current Liabilities				
Bonds	18,500,000,000	18,500,000,000	18,500,000,000	18,500,000,000
Deferred income taxes	15,232,222,334	14,509,606,684	11,669,519,859	10,420,464,292
Other non-current liabilities				
Deferred income	2,534,432,248	3,059,663,262	-	-
Remuneration under agreement	1,122,636,800	1,084,320,000	1,122,636,800	1,084,320,000
Provision for employee benefits	763,353,205	379,359,602	730,969,366	372,339,250
Provision for decommissioning costs	16,309,665,236	10,990,904,837	10,142,130,637	6,903,101,473
Other non-current liabilities	251,332,653	271,857,973	251,332,653	271,857,973
Total Non-Current Liabilities	54,713,642,476	48,795,712,358	42,416,589,315	37,552,082,988
Total Liabilities	104,163,536,368	83,252,314,188	73,757,770,109	58,380,772,758
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and paid-up capital				
3,307,084,400 ordinary shares of Baht 1 each	3,307,084,400	-	3,307,084,400	-
3,297,420,300 ordinary shares of Baht 1 each	-	3,297,420,300	-	3,297,420,300
Share premium	13,423,109,280	12,859,030,620	13,423,109,280	12,859,030,620
Currency translation differences	(2,281,147,979)	(2,315,109,076)	-	-
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	102,422,579,919	75,713,280,888	63,152,395,303	43,755,966,236
Total Shareholders' Equity	134,103,825,620	106,786,822,732	97,114,788,983	77,144,617,156
Total Liabilities and Shareholders' Equity	238,267,361,988	190,039,136,920	170,872,559,092	135,525,389,914

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENT OF INCOME (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Revenues				
Sales	132,620,657,176	90,763,839,894	78,889,220,818	49,629,516,196
Revenue from pipeline transportation	4,131,144,739	3,295,046,779	-	-
Other revenues				
Gain on foreign exchange	117,995,132	915,589,977	-	698,469,436
Interest income	942,229,325	810,016,595	1,352,956,003	1,075,254,301
Other revenues	2,195,116,629	988,530,677	2,121,703,916	863,766,084
Dividend received from related parties	-	-	4,454,521,150	-
Total Revenues	140,007,143,001	96,773,023,922	86,818,401,887	52,267,006,017
Expenses				
Operating expenses	10,528,529,760	7,803,174,864	6,171,757,769	3,472,252,790
Exploration expenses	8,273,388,955	3,542,833,456	326,741,483	69,142,554
Selling, general and administrative expenses	4,617,716,484	3,333,182,967	2,492,329,695	1,534,446,641
Petroleum royalties and remuneration	17,328,157,956	12,529,163,938	9,973,538,159	6,203,689,526
Depreciation, depletion and amortization	23,290,105,559	16,365,064,534	12,884,329,870	6,582,314,852
Other expenses				
Loss on foreign exchange	-	-	177,503,361	-
Derivative loss on hedging	904,488,124	857,514,912	-	-
Director's remuneration	45,335,561	36,312,812	45,335,561	36,312,812
Loss from equity affiliates	12,402,173	21,965,559	-	-
Total Expenses	65,000,124,572	44,489,213,042	32,071,535,898	17,898,159,175
Income before interest and income taxes	75,007,018,429	52,283,810,880	54,746,865,989	34,368,846,842
Interest expenses	829,953,222	882,727,701	829,953,222	944,787,519
Income taxes	32,502,229,315	22,945,693,635	19,554,946,839	13,669,089,556
Net income	41,674,835,892	28,455,389,544	34,361,965,928	19,754,969,767
Earnings per share				
Basic earnings per share	12.62	8.65	10.41	6.00
Diluted earnings per share	12.60	8.63	10.39	5.99

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

CONSOLIDATED

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Share capital issued and paid-up	11,418,300	551,442,180	-	-	-	-	562,860,480
Currency translation differences	-	-	(519,732,080)	-	-	-	(519,732,080)
Net income	-	-	-	-	-	28,455,389,544	28,455,389,544
Dividend paid	-	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at December 31, 2007	3,297,420,300	12,859,030,620	(2,315,109,076)	332,200,000	16,900,000,000	75,713,280,888	106,786,822,732
Share capital issued and paid-up	9,664,100	564,078,660	-	-	-	-	573,742,760
Currency translation differences	-	-	33,961,097	-	-	-	33,961,097
Net income	-	-	-	-	-	41,674,835,892	41,674,835,892
Dividend paid	-	-	-	-	-	(14,965,536,861)	(14,965,536,861)
Balance - as at December 31, 2008	3,307,084,400	13,423,109,280	(2,281,147,979)	332,200,000	16,900,000,000	102,422,579,919	134,103,825,620

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

THE COMPANY

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unit : Baht

	Share capital issued and paid-up	Share premium	Legal reserve	Reserve for expansion	Retained earnings	Total
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up	11,418,300	551,442,180	-	-	-	562,860,480
Net income	-	-	-	-	19,754,969,767	19,754,969,767
Dividend paid	-	-	-	-	(10,236,144,705)	(10,236,144,705)
Balance - as at December 31, 2007	3,297,420,300	12,859,030,620	332,200,000	16,900,000,000	43,755,966,236	77,144,617,156
Share capital issued and paid-up	9,664,100	564,078,660	-	-	-	573,742,760
Net income	-	-	-	-	34,361,965,928	34,361,965,928
Dividend paid	-	-	-	-	(14,965,536,861)	(14,965,536,861)
Balance - as at December 31, 2008	3,307,084,400	13,423,109,280	332,200,000	16,900,000,000	63,152,395,303	97,114,788,983

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Cash flows from operating activities				
Net income	41,674,835,892	28,455,389,544	34,361,965,928	19,754,969,767
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Loss from equity affiliates	12,402,173	21,965,559	-	-
Depreciation, depletion and amortization	23,290,105,559	16,365,064,534	12,884,329,870	6,582,314,852
Amortization of prepaid expenses	86,723,194	241,505,394	45,853,111	168,795,679
Exploration expenses	6,306,832,353	1,959,864,161	49,138,679	12,826,631
(Gain) loss on disposal of assets	3,944,973	11,650,261	(3,779,913)	(21,711,346)
Income recognized from deferred income	(531,164,451)	(951,082,048)	-	-
Dividend received from related parties	-	-	(4,454,521,150)	-
Provision for derivative loss on hedging	-	479,854,668	-	-
Provision for employee benefits	383,993,603	79,728,770	358,630,116	77,101,731
(Gain) loss on foreign exchange	404,138,149	(1,179,352,086)	192,248,923	(895,413,690)
Interest income and interest expenses-net	(112,276,103)	72,711,106	(523,002,781)	(130,466,782)
Income tax	32,502,229,315	22,945,693,635	19,554,946,839	13,669,089,556
	104,021,764,657	68,502,993,498	62,465,809,622	39,217,506,398
Changes in assets and liabilities				
(Increase) decrease in trade receivables	645,111,436	(697,120,130)	7,420,382	32,434,676
(Increase) decrease in receivable - parent company	532,109,874	(2,252,116,594)	204,070,978	(1,719,623,976)
(Increase) decrease in inventories	269,744,507	(29,647,943)	66,301,919	(52,718,899)
(Increase) decrease in materials and supplies-net	(2,132,213,265)	(288,490,757)	(510,880,514)	118,710,947
(Increase) decrease in working capital from co-venturers	(542,588,984)	16,901,618	21,464,771	41,013,483
Increase in other receivables	(303,559,427)	(282,012,179)	(585,698,470)	(82,527,330)
(Increase) decrease in other current assets	187,690,039	(123,872,629)	(102,810,538)	(54,184,683)
Increase in prepaid expenses	(1,481,053)	-	-	-
(Increase) decrease in other non-current assets	401,140	(8,717,906)	(38,306)	(9,366,189)
(Decrease) increase in accounts payables	457,912,159	875,556,234	32,952,307	(87,203,439)
(Decrease) increase in working capital to co-venturers	(463,259,008)	996,770,989	(310,757,099)	627,618,425

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

Unit : Baht

	Consolidated		The Company	
	2008	2007	2008	2007
Changes in assets and liabilities (continued)				
Increase in accrued expenses	2,472,569,488	334,567,111	1,057,516,487	838,312,520
(Decrease) increase in other current liabilities	(433,156,055)	(374,198,853)	52,229,239	75,054,420
Decrease in deferred income	(64,070)	(56,201)	-	-
Increase in other non-current liabilities	8,235,036	26,580,732	8,235,036	34,009,769
Loss from translation adjustment	(121,795,791)	(255,073,853)	-	-
Interest received from bank deposits	823,534,151	831,701,610	461,221,432	394,529,353
Taxation paid	(23,156,096,469)	(21,201,151,877)	(11,623,794,094)	(12,100,627,413)
	(21,756,906,292)	(22,430,380,628)	(11,222,566,470)	(11,944,568,336)
Net cash provided by operating activities	82,264,858,365	46,072,612,870	51,243,243,152	27,272,938,062
Cash flows from investing activities				
Net lending of loans to related parties	(1,235,000,000)	(600,000,000)	(11,803,085,718)	(2,175,276,586)
Dividend received from related parties	-	-	4,454,521,150	-
Interest received from loans	82,624,440	20,322,052	884,692,404	666,174,470
Increase in property, plant and equipment	(48,983,884,767)	(39,051,654,437)	(19,914,774,583)	(16,197,331,098)
Increase in intangible assets	(140,377,695)	(56,887,638)	(72,227,586)	(48,089,377)
Net cash used in investing activities	(50,276,638,022)	(39,688,220,023)	(26,450,874,333)	(17,754,522,591)
Cash flows from financing activities				
Proceeds from issuance of bills of exchange	2,905,842,370	-	2,905,842,370	-
Redemption of bonds	-	(6,629,078,256)	-	(6,629,078,256)
Proceeds from bond	-	16,383,819,952	-	16,383,819,952
Bond issuance expense	-	(18,881,272)	-	(18,881,272)
Net borrowings of loans from related party	-	-	-	(2,216,296,190)
Interest paid	(750,726,127)	(951,283,578)	(750,726,127)	(1,016,276,040)
Proceeds from common stock	573,742,760	562,860,480	573,742,760	562,860,480
Dividend paid	(14,963,994,605)	(10,235,419,497)	(14,963,994,605)	(10,235,419,497)
Net cash used in financing activities	(12,235,135,602)	(887,982,171)	(12,235,135,602)	(3,169,270,823)
Net increase in cash and cash equivalents	19,753,084,741	5,496,410,676	12,557,233,217	6,349,144,648
Cash and cash equivalents at the beginning of the year	24,012,741,011	18,520,906,222	13,504,898,492	7,152,100,391
	43,765,825,752	24,017,316,898	26,062,131,709	13,501,245,039
Effect of exchange rate changes on cash and cash equivalents	228,863,836	(4,575,887)	70,340,552	3,653,453
Cash and cash equivalents at the end of the year	43,994,689,588	24,012,741,011	26,132,472,261	13,504,898,492

2. Management Discussion and Analysis of Operating Results in 2008

2.1 PTTEP Performance

Two thousand eight was a very challenging year for PTTEP due to the tough business environment. In 2008, the oil price was highly volatile as it moved from above 140 USD per barrel in the middle of the year to lower than 40 USD per barrel at the end of the year. The Thai political situation in 2008 was also somewhat unstable. In addition, the recent world economic crisis caused lower-than-expected energy demand. All of these factors affected PTTEP business as a whole. However, PTTEP has been striving to effectively deal with these challenges by reviewing organization structure and adjusting its business plan & strategy to correspond with the changing environment. This effort yielded impressive results in what was considered one of the best years for PTTEP as the total revenue for 2008 was 140,007 Million Baht and the net profit amounted to 41,675 Million Baht or 12.60 Baht per share diluted. The return of shareholders' equity was 35.

2008 PTTEP business results are summarized below:

Exploration and Appraisal: PTTEP succeeded in discovering petroleum in 28 wells out of a total of 43 exploration and appraisal wells drilled in 2008 which is equivalent to the drilling success ratio 28:43 or 65%. A key exploration success in 2008 was the Pailin Project where petroleum was discovered in all 7 exploration and appraisal wells drilled in 2008. However, there were a total of 15 wells written off in 2008 with a total expenditure amounting to 6,198 Million Baht. Regarding well write offs, PTTEP would, in general, write off wells which contain non-commercial amounts of petroleum resources/reserves. Nevertheless, PTTEP benefits from using data from written off wells to further study and get a clearer picture of the field's petroleum system which may lead to petroleum discovery in other areas of the field.

Development: PTTEP accelerated the development of various projects to start up as planned. For the MTJDA B-17, the project successfully installed major facilities including 4 wellhead platforms, 1 central processing platform jacket, 1 living quarters platform deck and jacket, and 12 development wells. In addition, PTTEP also succeeded in reaching agreement with PTT on key contents of the supplementary gas sales agreement and is now in the process of concluding the supplementary gas sales agreement. For Greater Bongkot South development, PTTEP completed awarding contracts for all major facilities including the central processing platform, living quarters, and wellhead platforms. The construction work was started as planned. For M9 & M 11, in 2008, the Myanmar government approved the development plan and also the production area for M9 development. In addition, PTTEP and Myanmar Oil & Gas Enterprise signed the Heads of Agreement (HOA) with PTT in June 2008. PTTEP is now in the process of preparing the gas sales agreement for M9 with PTT. Regarding the development of other projects, Algeria 433a & 416b Project received an approval on the final discovery report (FDR) /or the outlined development plan of Bir Seba field from the Algerian government. The basic and front-end engineering, engineering procurement and the construction contracts of production facilities are planned to start in 2009. Production is expected to start in 2012.

Production: PTTEP managed its projects to meet its production targets. In 2008, PTTEP officially started production from 3 projects including Arthit, Vietnam 9-2, and G4/43. For Arthit, the project started gas production on March 26, 2008 at 80 Million Standard Cubic Feet per Day (MMSCFD) and increased production to reach the daily contractual quantity (DCQ) at 330 MMSCFD in April 2008. So far, in 2008, the project succeeded in maintaining its production target. For the G4/43 Project, the production was started up in January 2008. The average crude and natural gas production at present is around 10,000 BPD and 10 MMSCFD respectively. Finally, the Vietnam 9-2 commenced production of crude oil and natural gas from Ca Ngu Vang (CNV) oil field on July 25, 2008 with the approximate flow rate of 8,000 BPD and 20 MMSCFD respectively. The project now produces crude oil at approximately 12,000 BPD and natural gas at 30 MMSCFD. All production start ups in 2008 have successfully created value for PTTEP from existing assets as per Company target.

Sales: PTTEP's sales volume averaged 219,314 barrels of oil equivalent per day (BOED) in 2008, higher than the average sales volume of 2007 of 179,767 BOED by approximately 22%. The increase mainly resulted from 3 new producing assets and an increased sales volume from Oman 44 Project. However, the average sales volume of 2008, 219,314 BOED, was still lower by 2% than the sales target of 223,334 BOED which was initially set at the beginning of 2008. The reason for the deviation from the sales target was due to the delay in Arthit North production start up which was shifted to 2009.

Investment: PTTEP continued to expand its investment in various regions aligned with the investment strategy. In January 2008, PTTEP entered into a farm-in agreement for Blocks 17 and 18, located offshore of the People's Republic of Bangladesh with a 30% participation interest. In addition, in November 2008, PTTEP and the joint ventures succeeded in bidding for the petroleum exploration block Semai II in Indonesia with a 33.33% participation interest. The Murphy Oil Cooperation is the operator of the field. Regarding the investment in Australia which is a high petroleum potential country, PTTEP and the joint venture were awarded the concession block WA-423-P in Australia. The joint ventures comprise Murphy Australia Oil Pty Ltd. (Operator) and PTTEP with the participation interests of 70% and 30% respectively. In addition, PTTEP signed the Share Sales Agreement to purchase 100% shareholders' equity in Coogee Resources Limited or CRL. The company was established under the laws of Western Australia and is engaged in investment and development of oil and gas exploration and production businesses in Australia. The overall success of investments in various regions is well-aligned with PTTEP investment strategy

To develop business opportunities to drive long term growth, PTTEP signed the memorandum of understanding (MOU) with Golar LNG Limited to collaboratively conduct a study on the investment in stranded gas fields which could deploy the FLNG (Floating Liquefied Natural Gas production) technology to commercialize stranded gas economically. Commercializing stranded gas is considered a critical move in the natural gas industry because it is clean energy and there are large amounts of remaining reserves around the world. This also helps strengthen the nation's energy security and is well aligned with the future PTT LNG importation plan.

- 3 - / *Capability ...*

Capability Development: PTTEP continuously strived to improve human resources capabilities through various initiatives. One of the efforts in 2008 was to adopt the activity based manpower planning concept in preparing a long term manpower plan for key operating assets. The objective is to improve the manpower plan to align well with Company work plans and activities. PTTEP was also very active in personnel recruitment to support company growth. In addition, to develop its people to reach maximum potential, in 2008, PTTEP extensively used the Competency Management System as a tool to assess and design comprehensive programs to develop its people. In addition, the Technical Career Ladder (TCL) system was also introduced in PTTEP. This system helps improve the career development of technical personnel to be able to progress on their professional career path to the equivalent of Management positions. PTTEP believes these comprehensive capability development programs will attract high potential staff to join PTTEP both from internal and external sources.

To strengthen organization capability, PTTEP revised its organization structure to correspond with the Company strategy. The Business Development Group was established as a separate unit reporting to the CEO in order to drive the Company's aggressive growth target. In addition, the Asset Divisions were also restructured for integrated work planning and optimizing resource allocation. In addition, in 2008, PTTEP executives collectively reviewed and further refined corporate directions and strategy up to 2020. They also constantly reviewed and adjusted the strategy and work plan to correspond with the changing working environment. Moreover, PTTEP also strengthened its work planning along with the KPI setting processes to be able to effectively monitor and adjust the performance to achieve the set direction and target. Finally, PTTEP also periodically reviewed its investment portfolio and aligned the country strategy to set comprehensive investment strategies in each region.

2.2 Results of Operations

PTTEP launched the Short-term Financing Program ("PF") in April 2008 which involved the company's inaugural issuance of Bills of Exchange (B/Es) via Public Offering to institutional and high net-worth investors. B/Es are to be issued monthly on a revolving basis, whereby biddings are conducted on the third Thursday of every month to select the Arranger/Paying Agent bank offering the best discount rate. As of December 31, 2008 the outstanding face value of B/Es was 3,000 million Baht with interest rate 2.73 – 3.85. The Resolution of the Board of Directors' meeting in the year 2005 approved the Company to issue bills of exchange (B/Es) with a total revolving credit of up to Baht 20,000 million.

On November 11, 2008 the Company registered the change in its registered paid-up capital from Baht 3,306.77 million to Baht 3,307.08 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 311,200 shares at the par value of Baht 1 per share resulting in a total of 311,200 Baht. As of December 31, 2008 the outstanding number of warrants was 2.88 million units (1 unit of warrant = 5 units of common shares)

- 4 - / *Detailed ...*

Detailed discussion of financial results for the two years and quarters ending 31 December 2008 is below:

2.2.1. Results of Operations – Full Year Comparison

Earnings summary	For the year	
(Unit : Millions of Baht excepting Baht per share amounts)	**2008**	**2007**
Income from continuing operations		
Exploration and production	36,631	24,491
Pipelines	5,186	4,428
Others	(142)	(464)
Total net income	**41,675**	**28,455**
Diluted earnings per share – from continuing operations	12.60	8.63
Total Revenues - from continuing operations	140,007	96,773
Sales Revenue	132,621	90,764

For the results of operations (Unaudited) for the year 2008, PTTEP and its subsidiaries' totaled a net profit of Baht 41,675 million or Baht 12.60 per share-diluted, an increase of Baht 13,220 million or 46% when compared with 2007's net profit of Baht 28,455 million or Baht 8.63 per share-diluted. Return on shareholder's equity for 2008 was 35%.

For 2008, total revenues of PTTEP and its subsidiaries amounted to Baht 140,007 million, an increase of Baht 43,234 million or 45% when compared with last year (Baht 96,773 million). This increase was mainly due to higher sales of petroleum of Baht 41,857 million or 46%, resulting from (1) the higher average petroleum sales price for the year 2008, which rose to USD 49.69 per BOE compared with last year at USD 39.78 per BOE; however the average sales exchange rate for this year decreased to Baht 33.25 per USD from last year's Baht 34.77 per USD as a result of the strengthened Baht, and (2) the higher sales volume for the this year to 219,314 BOED compared with the last year of 179,767 BOED. This increased volume mainly came from (1) petroleum sales volume from the Arthit, G4/43 and Vietnam 9-2 projects, which started production this year (2) increased petroleum sales volumes from the Oman 44 project, while (3) the crude oil sales of the B8/32&9A project and natural gas sales of the Yadana and Yetagun projects decreased.

PTTEP and subsidiaries collected higher revenue from pipeline transportation, which was proportionally recorded from Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC). Also, there was increased other income from construction service on the Arthit gas export pipeline to customers.

PTTEP and subsidiaries recognized a foreign exchange gain of Baht 118 million for the year 2008, a decrease of Baht 798 million or 87% when compared with Baht 916 million for the last year. This decrease was because of the change in the value of the Baht against the USD.

PTTEP and subsidiaries incurred expenses for 2008 amounting to Baht 65,000 million, an increase of Baht 20,511 million or 46% when compared with Baht 44,489 million for the last year. This increase was the result of the following:

(1) Higher depreciation and amortization expenses, mainly from the projects which started production this year (Arthit, Vietnam 9-2 and G4/43 projects), as well as increased depreciation of B8/32&9A and Bongkot projects as a result of their additional oil and gas properties.
(2) Higher petroleum royalties and remuneration resulting from increased sales revenues.
(3) Rising exploration expenses, mainly due to the write-off of dry wells under the projects in Myanmar, Vietnam 16-1 and Algeria 433a&416b projects, as well as Geology and Geophysics study costs from the A4,5&6/48, L21, 28 & 29/48 and projects in Myanmar. Also, there was a write-off of B13/38 project.
(4) Increased operating expenses from (1) increased operating expenses of the Arthit and Oman 44 projects which increased their operation activities (2) construction service on the Arthit gas export pipeline (3) increased operating expenses and maintenance costs of the Yadana, Yetagun and B8/32&9A projects, while (4) operating expenses of the Nang Nuan project decreased due to the fact that its production had been suspended in the latter part of August 2007.
(5) Increased selling, general administrative expenses, mainly from recognition of provision for employee benefits and general administrative expenses from the Arthit project, which increased its number of operation activities.

PTTEP and subsidiaries incurred higher income tax expenses of Baht 9,556 million based on the higher petroleum taxable profits.

2.2.2. Results of Operations - Quarterly Comparison

Earnings summary (Unit: Millions of Baht, except for Baht per share amounts)	3rd Quarter 2008	4th Quarter 2008	4th Quarter 2007
Income from continuing operations			
Exploration and production	11,921	5,277	6,673
Pipelines	1,123	1,423	1,134
Others	(47)	89	(327)
Total net income	**12,997**	**6,789**	**7,480**
Diluted earnings per share	3.93	2.05	2.26
Total Revenues	38,748	31,313	28,514
Total Sales Revenues	40,657	28,746	26,840

- 6- / *Fourth ...*

Fourth Quarter of 2008 compared with Fourth Quarter of 2007

For the results of operations (Unaudited) in the fourth quarter of 2008, PTTEP and subsidiaries' net profit was Baht 6,789 million or Baht 2.05 per share-diluted, a decrease of Baht 691 million or 9% from the same period last year, in which net profit was Baht 7,480 million or Baht 2.26 per share-diluted. The returns on shareholders' equity for this quarter were 21%.

For this quarter, the total revenue was Baht 31,313 million, an increase of Baht 2,799 million or 10% from the same period last year at Baht 28,514 million. The increase was mainly due to the higher sales revenue of Baht 1,906 million, resulting from (1) the higher sales volume in this quarter rose to 221,095 barrels of oil equivalent per day (BOED) against the same period last year at 184,867 BOED which mainly came from natural gas and condensate sales volume from the Arthit project and from crude oil and natural gas sales volume from Vietnam 9-2 and G4/43 projects, which started production this year, while there was a slight decrease of natural gas sales volume from the Bongkot, Pailin and Yadana projects and a petroleum sales volume from the B8/32&9A project (2) the decrease of the average petroleum sales price to USD 40.89 per BOE against the same period last year at USD 46.28 per BOE.

PTTEP and subsidiaries incurred expenses in this quarter of Baht 18,395 million, an increase of Baht 4,206 million or 30% from the same period last year at Baht 14,189 million. This increase was the net effect of

(1) Higher exploration expenses, mainly due to the write-off of dry wells under the projects in Myanmar and Merangin-1, including the slightly higher Geology and Geophysics study costs, resulting in a higher level of activities.
(2) Higher depreciation and amortization expenses, mainly from the Arthit, Vietnam 9-2 and G4/43 projects, which started production this year, as well as increased depreciation of Pailin projects as a result of their additional oil and gas properties.
(3) Rising operating expenses, mainly due to (1) increased operating expenses of the Arthit and Vietnam 9-2 projects from their expanded operation activities (2) increased expenses from the construction of the gas export pipeline to customers for Arthit project and (3) increased operating expenses from the projects B8/32 & 9A and Yetagun & Yadana.
(4) Increased selling, general administrative expenses, primarily from recognition of the provisions for employees.

Fourth Quarter of 2008 compared with Third Quarter of 2008

For the results of operations (Unaudited) in the fourth quarter of 2008, PTTEP and its subsidiaries' net profit was Baht 6,789 million or Baht 2.05 per share-diluted, a decrease of Baht 6,195 million or 48% from the previous quarter's net profit of Baht 12,984 million or Baht 3.92 per share-diluted.

- 7- / *For this ...*

For this quarter, the total revenue was Baht 31,313 million, the decrease of Baht 11,121 million or 26% from the previous quarter at Baht 42,434 million. The decrease was mainly due to (1) the decrease of the average petroleum sales price to USD 40.89 per BOE against the previous quarter at USD 54.52 per BOE while the average selling exchange rate in the current quarter increased to Baht 34.56 per USD against the rate of the previous quarter of Baht 33.65 per USD and (2) the decrease of 221,095 BOED of the petroleum sales volumes in this quarter compared to 240,839 BOED sales volumes of the previous quarter as a result of the decrease of natural gas and condensate sales volumes of Arthit, Bongkot and Pailin projects while there was an increase from the crude oil and natural gas sales volumes from Vietnam 9-2 and from the natural gas and condensate sales volumes from Oman 44 project.

In this quarter, PTTEP and subsidiaries' other income increased Baht 944 million because of construction service on the Arthit gas export pipeline to customers.

For this quarter, PTTEP and subsidiaries recognized a foreign exchange loss of Baht 244 million; meanwhile, the previous quarter, PTTEP and subsidiaries recognized a foreign exchange gain of Baht 194 million. These gains and losses on foreign exchange were because of the change in the value of the Baht against the USD.

In this quarter, PTTEP and subsidiaries incurred expenses of Baht 18,395 million, the decrease of Baht 249 million from the previous quarter of Baht 18,644 million. The decrease was mainly the net effect of the following:

(1) Decreased petroleum royalties and remuneration resulting from decreased sales revenues.
(2) Increased operating expenses from construction service on the Arthit gas export pipeline.
(3) Increased exploration expenses resulting from the Geology and Geophysics study costs for the A4, A5 & A6/48 project.

2.3 Financial position

(Unit: Million Baht)	31 December 2551	31 December 2550
Total Assets	238,267	190,039
Total Liabilities	104,163	83,252
Total Shareholders' Equity	134,104	106,787

As of December 31, 2008, PTTEP and subsidiaries commanded total assets of Baht 238,267 million, an increase of Baht 48,228 million, or 25% higher than at the total at the end of 2007. This increase was mainly due to (1) higher cash and cash equivalents of Baht 19,982 million from operating activities and B/Es issuance (2) the increase of Baht 24,321 million in oil and gas properties for production, mainly from MTJDA-B17, Arthit, Pailin, Bongkot and B8/32&9A projects, and (3) the increase of a long term loan to Energy Complex Co., Ltd. amounting to Baht 1,235 million.

- 8 - / *Most current ...*

Most current assets as of December 31, 2008 were in cash and cash equivalents, parent company receivables and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under Property, Plant, and Equipment, and (2) investments in associated companies, namely Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under Investments in Associates.

PTTEP and subsidiaries had total liabilities of Baht 104,163 million or Baht 20,911 million higher than the total at the end of 2007, mainly due to income tax payable and the B/Es issuance as mentioned above.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of December 31, 2008, the total number of shares exercised was 47.08 million shares and the outstanding number of warrants was 2.88 million units.

For the year ended December 31, 2008, PTTEP and subsidiaries had a net cash flow from operations of Baht 82,494 million. The majority of this was cash received from sales revenue.

PTTEP and subsidiaries commanded a net cash flow used in investment activities of Baht 50,277 million, mainly resulting from (1) the higher investment in oil and gas properties for production from MTJDA-B17, Arthit, Pailin, Bongkot, and B8/32&9A projects (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 1,235 million.

PTTEP and subsidiaries had a net cash flow used in financing activities of Baht 12,235 million as follows: (1) dividend payment to shareholders for the second half of 2007, Baht 1.67 per share and dividend payment to shareholders for the fist half of 2008, Baht 2.86 per share, amounting to Baht 14,964 million (2) interest paid of Baht 750 million (3) net cash received from the B/Es issuance of Baht 2,906 million and (4) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 573 million.

As of December 31, 2008, PTTEP and subsidiaries had cash and cash equivalents of Baht 43,995 million, an increase of Baht 19,982 million from the end of 2007.

2.4 Adoption of New and Revised Accounting Standard

The Federation of Accounting Professions (FAP) issued Notification to adopt the new and revised Thai Accounting Standards as the replacement of the amended ones. These standards have been published in the Royal Gazette as follows:

TAS 25 (revised in 2007)	Cash Flow Statements
TAS 29 (revised in 2007)	Leases
TAS 31 (revised in 2007)	Inventories
TAS 33 (revised in 2007)	Borrowing Costs
TAS 35 (revised in 2007)	Presentation of Financial Statement
TAS 39 (revised in 2007)	Accounting Policies, Changes in Accounting Estimates and Errors
TAS 41 (revised in 2007)	Interim Financial Reporting
TAS 43 (revised in 2007)	Business Combinations
TAS 49 (revised in 2007)	Construction Contracts
TAS 51	Intangible Assets

The new and revised Thai Accounting Standards have become effective for the accounting period starting on or after January 1, 2008 with the exception of TAS 29 Leases which will be effective for all lease types with the lease period starting on or after January 1, 2008. The adoption of such standards has no significant impact to the PTTEP and subsidiaries' financial statements.

The revised Thai Accounting Standards which have been published in the Royal Gazette and have become effective for the accounting period starting on or after January 1, 2009 are as follows:

TAS 36 (revised in 2008)	Impairment of Assets
TAS 54 (revised in 2008)	Non-Current Assets Held for Sale and Discontinued Operations

Company management has assessed the effect of these revised accounting standards and believes that they will not have any significant impact on PTTEP and subsidiaries' financial statements.

2.5 Impact on Operational Results

The 2008 global financial crisis has made an impact on the world economy as a whole. It also consequently affected a decrease in oil price and its demand all over the world. As for Thailand, this situation results in the lower-than-expected national gas demand and petroleum products prices. These factors, hence, affected PTTEP's sales volume, product prices, and overall performance, particularly in the 4th quarter, to be lower than the projection.

In addition, the world financial crisis and the slump in petroleum demand and product price also caused a decrease in market values of oil companies over the world. Many companies may also slow down or hold up the investment on petroleum exploration and production projects as result of a sub-commercial return on the project. As result of the aforesaid factors, the downward trend in prices of goods & services for E&P industry can be also expected.

In 2008, PTTEP constantly reviewed and revisited its strategy to deal with these challenges and came up with action plans on both Asset Management and Growth aspects as follows.

- **Asset Management**- PTTEP has periodically reviewed the investment plans of existing assets and considered rescheduling investment in some assets to best optimize the asset value. Besides, PTTEP would focus on operating cost optimization through various initiatives i.e. optimizing procurement spending by effectively defining product quantity and time to procure to fit with the market situations. Moreover, PTTEP also applied the "Capital Project Management" initiative for high investment projects to improve project management performance. Finally, PTTEP adopted the "Operational Excellence" concept to improve overall efficiency of production and operation activities.
- **Growth** - The economic crisis and the downward trend of the oil price has caused the decrease in market value of many oil & gas companies. This is a good opportunity for PTTEP to find good M&A which can create value in the long term. PTTEP, hence, would focus on pursuing M&A opportunities which aligned with the investment strategy. In addition, due to lower product price, PTTEP would rather focus on business development in conventional E&P projects which is aligned with the investment strategy. PTTEP would carefully consider and may hold up unconventional E&P opportunities with high investment and unit costs e.g. heavy oil, etc.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (UNAUDITED)

Unit : Baht

	Consolidated			
	For the fourth quarter		For the year	
	2008	2007	2008	2007
Revenues				
Sales	28,745,989,777	26,839,764,593	132,620,657,176	90,763,839,894
Revenue from pipeline transportation	1,178,540,698	799,948,335	4,131,144,739	3,295,046,779
Other revenues				
Gain on foreign exchange	-	53,176,177	117,995,132	915,589,977
Interest income	302,663,674	188,370,190	942,229,325	810,016,595
Other revenues	1,080,230,623	630,503,616	2,195,116,629	988,530,677
Gain from equity affiliates	5,490,759	2,263,015	-	-
Total revenues	**31,312,915,531**	**28,514,025,926**	**140,007,143,001**	**96,773,023,922**
Expenses				
Operating expenses	3,266,893,703	2,249,694,622	10,528,529,760	7,803,174,864
Exploration expenses	3,590,006,659	1,404,459,816	8,273,388,955	3,542,833,456
Selling, general and administrative expenses	1,533,263,176	1,017,406,954	4,617,716,484	3,333,182,967
Petroleum royalties and remuneration	3,399,310,808	3,895,657,178	17,328,157,956	12,529,163,938
Depreciation, depletion and amortization	6,337,812,444	4,735,892,907	23,290,105,559	16,365,064,534
Loss on foreign exchange	243,506,721	-	-	-
Derivative loss (gain) on hedging	(9,433,044)	857,514,912	904,488,124	857,514,912
Director's remuneration	33,549,936	27,827,976	45,335,561	36,312,812
Loss from equity affiliates	-	-	12,402,173	21,965,559
Total expenses	**18,394,910,403**	**14,188,454,365**	**65,000,124,572**	**44,489,213,042**
Income before interest and income taxes	**12,918,005,128**	**14,325,571,561**	**75,007,018,429**	**52,283,810,880**
Interest expenses	219,138,505	177,240,045	829,953,222	882,727,701
Income taxes	5,909,564,535	6,667,943,984	32,502,229,315	22,945,693,635
Net income	**6,789,302,088**	**7,480,387,532**	**41,674,835,892**	**28,455,389,544**
Earnings per share				
Basic earnings per share	2.05	2.27	12.62	8.65
Diluted earnings per share	2.05	2.26	12.60	8.63

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 022/2009

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

January 30, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Proposed Dividend for Year 2008

PTT Exploration and Production Public Company Limited, or PTTEP, wishes to announce that the Board of Directors of the Company, at meeting No. 1/2552/290 on January 30, 2009, passed a resolution to propose the 2008 dividend payment of Baht 5.42 per share, comprises regular dividend of Baht 4.79 and special dividend of Baht 0.63 (from the total amount of Baht 5.42, Baht 5.12 is paid from Net Profit under petroleum income tax and another Baht 0.30 from Net Profit under the Revenue Code) to the 2009 Annual General Shareholders' Meeting for approval. The Company made an interim dividend payment to the shareholders for the first-half-year operations of 2008 at the rate of Baht 2.86 per share (in which Baht 2.56 is paid from Net Profit under petroleum income tax and another Baht 0.30 from Net Profit under the Revenue Code) on August 29, 2008; and still has to pay the dividend for the second-half-year operations of 2008 at the rate of Baht 2.56 per share, which will be paid from Net Profit under petroleum income tax.

PTTEP has fixed the Record Date on which shareholders have the right to attend the 2009 Annual General Shareholder's Meeting and to receive dividend as February 16, 2009 and fixed the share registration book closing date as February 17, 2009 for gathering shareholders' names under the Section 225 of the Securities and Exchange Act B.E. 2535 (Amended B.E. 2551). The dividend payment of 2.56 Baht per share will be paid on April 10, 2009.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 150/ 064 /2009

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

January 30, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Date and Agendas for the 2009 Annual General Shareholders' Meeting

PTT Exploration and Production Public Company Limited or PTTEP's Board of Directors at the meeting on January 30, 2009 has resolved to hold the 2009 Annual General Shareholders' Meeting (AGM) on Tuesday March 31, 2009 at 14:00 hrs. at Bangkok Convention Center, 5th Floor, the Sofitel Centara Grand Bangkok Hotel, 1695 Phaholyothin Road, Chatuchak, Bangkok. In this regard, PTTEP has fixed the Record Date on which shareholders have the right to attend the 2009 AGM and to receive dividend as February 16, 2009 and fixed the share registration book closing date as February 17, 2009 for gathering shareholders' names under the Section 225 of the Securities and Exchange Act B.E. 2535 (Amended B.E. 2551).

The meeting agendas are as follows:

<u>Agenda Item 1</u> To acknowledge the 2008 Performance Result and 2009 Work Plan of the Company

The Board of Director's Opinion : PTTEP achieved a satisfactory success of its performance in 2008 as illustrated in the financial statements of Agenda Item 2. Shareholders should acknowledge the Company's performance and 2009 work plan which will be presented in the Meeting as proposed.

<u>Agenda Item 2</u> To approve the 2008 financial statements

The Board of Director's Opinion : Shareholders should approve the 2008 financial statements, which have been audited by the Auditor and reviewed by the Audit Committee as proposed. The Board of Directors has also endorsed the financial statements.

- 2 - / *Agenda Item 3 ...*

Agenda Item 3	To approve the dividend payment for 2008 performance.
The Board of Director's Opinion	: Shareholders should approve the dividend payment for 2008 performance for the second-half-year operations of 2008 at the rate of 2.56 Baht per share as proposed. The total dividend of 2008 will be 5.42 Baht per share including the interim dividend for the first-half-year operations of 2008 at the rate of 2.86 Baht per share. The dividend payment will be made on April 10, 2009.
Agenda Item 4	To appoint the Auditor and consider the Auditor's fees for year 2009
The Board of Director's Opinion	: Shareholders should appoint the Office of the Auditor General of Thailand to be the Auditor for the year 2009 and fix the fee at 1,100,000 Baht as proposed by the Audit Committee. The Audit Committee has duly reviewed this issue, and the Board of Directors has also endorsed the proposal.
Agenda Item 5	To approve the appointment of new directors in replacement of those who are due to retire by rotation. The retiring directors in this meeting, namely: (1) Mr. Bhusana Premanode; (2) Mr. Pala Sookawesh; (3) Mr. Sanit Rangnoi; (4) Mr. Metta Banturngsuk; and (5) Mr. Anon Sirisaengtaksin.
The Board of Director's Opinion	: Shareholders should elect 5 director nominees as proposed by the Nominating Committee namely, (1) Mr. Bhusana Premanode; (2) Mr. Pala Sookawesh; (3) Mr. Rathakit Manathat; (4) Mrs. Sirinut Pisonyabut; and (5) Mr. Anon Sirisaengtaksin. The Nominating Committee has thoroughly contemplated the qualified nominees for benefits of the Company because they are knowledgeable and competent persons who can contribute for the Company's success. Among 5 proposed directors, 4 directors (numbers (1) to (4)) will be classified as independent directors because their qualifications comply with PTTEP Definition of Independent Director. The Board of Directors, except those who have conflict of interest in this case, has also endorsed the proposal.

- 3 - / *Agenda Item 6 ...*

Agenda Item 6	To consider the directors' and the sub-committees' remuneration
The Board of Director's Opinion	: Shareholders should approve the directors' and sub-committees' remuneration package for the year 2009 onwards as proposed by the Remuneration Committee. The Remuneration Committee has taken into account the following matters: conformity with those of listed companies at the same size within the same industry or similar business; as well as the increasing duties and responsibilities of the Board of Directors and sub-committees. The remuneration will be adjusted in accordance with the Company's performance. The Board of Directors has also endorsed the proposal.
Agenda Item 7	To approve the ratification of the Company's Articles of Association (AOA) Clause 9 registration
The Board of Director's Opinion	: Shareholders should approve the ratification of the Company's Articles of Association Clause 9 registration as proposed. The Company shall follow this constitution as internal policy accordingly.
Agenda Item 8	Other matters (if any)

PTTEP will inform details of each meeting agenda item prior to the AGM in due course.

Yours sincerely,

Theerasak Tancharoenlarp
Corporate Secretary

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.150/L.072/2009

Finance Department
Tel. 0-2537-4342

February 10, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2004

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2004 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 36.60 (the previous price before the adjustment of par value was Baht 183). The first exercise date was July 29, 2005.

Please be informed that on the fifteenth exercise date of January 30, 2009, a total of 26 people who are PTTEP management and employees exercised the warrants for total amount of 99,700 shares, resulting in the remaining outstanding warrants of 152,100 units, and the remaining shares reserved for the exercise of warrants of 760,500 shares, details as per attachment.

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 36.60 Baht/share (previously 183 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The second 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The third 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

The fourth 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2009.

Date of submitting filing May 31, 2004

Effective date of filing July 2, 2004

Exercise date for this report January 30, 2009

Exercise price for this report 36.60 Baht/share (previously 183 Baht/share)

2. **Exercise and Allotment**

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	26	19,940	99,700	0.712
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	26	19,940	99,700	0.712

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	26	19,940	99,700	0.712
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	26	19,940	99,700	0.712

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

2,647,900 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

13,239,500 shares

3.6 The remaining units of unconverted warrants

152,100 units

3.7. The remaining number of reserved shares for the exercise of warrants

760,500 shares

It is certified that the information in this report is true and accurate.

(Theerasak Tancharoenlarp)

Corporate Secretary

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.150/ L.073/2009

Finance Department
Tel. 0-2537-4342

February 10 , 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2005

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2005 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 55.60 (the previous price before the adjustment of par value was Baht 278). The first exercise date was July 31, 2006.

Please be informed that on the eleventh exercise date of January 30, 2009, a total of 37 people who are PTTEP management and employees exercised the warrants for total amount of 124,100 shares, resulting in the remaining outstanding warrants of 907,400 units, and the remaining shares reserved for the exercise of warrants of 4,537,000 shares, details as per attachment.

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

Report on the exercising of warrants (Form 81-5)

1. Details of warrant offering and new shares reserved for warrant conversion

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 55.60 Baht/share (previously 278 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The second 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The third 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

The fourth 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2010.

Date of submitting filing May 27, 2005

Effective date of filing July 28, 2005

Exercise date for this report January 30, 2009

Exercise price for this report 55.60 Baht/share (previously 278 Baht/share)

2. Exercise and Allotment

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	37	24,820	124,100	0.886
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	37	24,820	124,100	0.886

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	37	24,820	124,100	0.886
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	37	24,820	124,100	0.886

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. Additional information

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,892,600 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

9,463,000 shares

3.6 The remaining units of unconverted warrants

907,400 units

3.7. The remaining number of reserved shares for the exercise of warrants

4,537,000 shares

It is certified that the information in this report is true and accurate.

(Theerasak Tancharoenlarp)

Corporate Secretary

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No.150/L.074/2009

Finance Department
Tel. 0-2537-4342

February 10, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Notification on the Result of the Exercising of Warrants issued in the year 2006

Attachment: Report on the Exercising of Warrants

Dear Sir,

Reference is made to the 2,800,000 units of warrants issued by PTT Exploration and Production Public Company Limited on August 1, 2006 which were allocated to PTTEP management, and employees. The warrants are exercisable on the last working day of every three months starting from the first exercise date specified on the warrants, at the exercise price of Baht 91.20 (the previous price before the adjustment of par value was Baht 456). The first exercise date was July 31, 2007. (In case the exercise date does not fall on a business day, the last preceding business day shall be the exercise date.)

Please be informed that on the seventh exercise date of January 30, 2009, a total of 9 people who are PTTEP management and employees exercised the warrants for total amount of 25,800 shares, resulting in the remaining outstanding warrants of 1,772,400 units, and the remaining shares reserved for the exercise of warrants of 8,862,000 shares, details as per attachment.

Yours sincerely,

(Theerasak Tancharoenlarp)
Corporate Secretary

Report on the exercising of warrants (Form 81-5)

1. **Details of warrant offering and new shares reserved for warrant conversion**

The issuing company

PTT Exploration and Production Public Company Limited

Type of security Warrants

Maturity 5 years

Type and value of collateral None

Number of warrants issued 2,800,000 units

Sale price per unit 0 Baht

Interest rate or rate of return None

Right for shareholding None

Number of new shares reserved for the exercise of warrants 14,000,000 shares

Exercise price 91.20 Baht/share (previously 456 Baht/share)

Exercise period

The Company's directors management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The second 25% of the allocated warrants are exercisable on July 31, 2008. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The third 25% of the allocated warrants are exercisable on July 31, 2009. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

The fourth 25% of the allocated warrants are exercisable on July 31, 20010. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2011.

Date of submitting filing June 2, 2006

Effective date of filing August 1, 2006

Exercise date for this report January 30, 2009

Exercise price for this report 91.20 Baht/share (previously 456 Baht/share)

2. **Exercise and Allotment**

2.1 Exercise

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	9	5,160	25,800	0.184
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	9	5,160	25,800	0.184

*Employees on secondment from PTT Public Company Limited on the date of allocation

2.2 Allotment

	Number of persons	Number of warrants (Units)	Number of shares allotted for the exercise of warrants (Shares)	Percentage of total shares allotted for the exercise of warrants
Management and Employee	9	5,160	25,800	0.184
PTT Employee*	-	-	-	-
Retirement Employee	-	-	-	-
Employee's heir	-	-	-	-
Sub-purchasing person	-	-	-	-
Total	9	5,160	25,800	0.184

*Employees on secondment from PTT Public Company Limited on the date of allocation

3. **Additional information**

3.1 Reasons for any discrepancy between the number of persons requesting the exercise of warrants and the number of persons receiving the allotment (if any)

None

3.2 Reasons for any discrepancy between the number of warrants submitted for the exercise and the number of warrants to be exercised (if any)

None

3.3 Reasons for any discrepancy between the number of reserved shares for the exercise of warrants and the number of allotted shares for the exercise of warrants (if any)

None

3.4 The accumulated units of converted warrants including this exercise

1,027,600 units

3.5 The accumulated number of allotted shares for the exercise of warrants including this exercise

5,138,000 shares

3.6 The remaining units of unconverted warrants

1,772,400 units

3.7. The remaining number of reserved shares for the exercise of warrants

8,862,000 shares

It is certified that the information in this report is true and accurate.

(Theerasak Tancharoenlarp)

Corporate Secretary

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 039 / 2009

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 25 , 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Cancellation of participation interest swap in PSC between M3 M4 and A4 C1
Reference: Letter PTTEP No. 1.910/ 091 / 2008, dated April 9, 2008

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that, as per the reference, PTTEP International Limited (PTTEPI) has intended to swap participation interest 20% in the production sharing contract (PSC) in blocks M3 and M4 with CNOOC Myanmar Limited's A4 and C1, as reported to The Stock Exchange of Thailand on April 9, 2008.

Currently, the contract for participation interest swap has already expired before receiving an approval from Myanmar government, which causes the contract to be invalid. At this stage, PTTEPI (operator) will maintain its holding of 100% participation interest in blocks M3 and M4. Blocks M3 and M4 are located offshore in the gulf of Martaban, Myanmar, covering an area of 18,000 square kilometers, with gas potential, and PTTEP is pursuing Geological and Geophysical study for further exploration.

Yours sincerely,

Anon Sirisaengtaksin

Chief Executive Officer

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

PTTEP No. 20.910/ 034 /2009

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 17, 2009

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Audited Financial Statements, Management's Discussion and Analysis of Operating Results for 2008, and Petroleum Reserves Report

Reference: Letter PTTEP No. 20.910/ 021/ 2009, dated January 30, 2009

Attachment:
1. 2008 Audited Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of December 31, 2008 and 2007, including English translations
2. Management's Discussion and Analysis of Operating Results for 2008
3. Supplemental information on petroleum exploration and production activities prepared under U.S. Financial Accounting Standard No.69 (FAS69 Report) and other information – Unaudited.

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit its 2008 audited financial statements, consolidated financial statements, Management's Discussion and Analysis of Operating Results for 2008, and the unaudited supplemental information on petroleum exploration and production activities prepared under U.S. Financial Accounting Standard No.69 (FAS69 Report) and other information as of December 31, 2008 as per attachment 3. These attached financial statements have already been audited by the Office of the Auditor General of Thailand, and approved by the Audit Committee and the PTTEP Board of Directors on the basis that the information is accurately presented and sufficient for investors.

PTTEP wishes to announce that the operating results presented in the audited statements of income are the same as those presented in PTTEP's announcement on the subject of the Unaudited Financial Statements, and Analysis of Operating Results for 2008, dated January 30, 2009, as per the reference.

Yours sincerely,

Anon Sirisaengtaksin
Chief Executive Officer

END